  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 1995

                                                  REGISTRATION NO. 33-58235
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           GENERAL MOTORS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

           STATE OF DELAWARE                           38-0572515
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

        767 FIFTH AVENUE, NEW YORK, NEW YORK 10153-0075; (212) 418-6100
    3044 WEST GRAND BOULEVARD, DETROIT, MICHIGAN 48202-3091; (313) 556-5000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                                J. MICHAEL LOSH
                            EXECUTIVE VICE PRESIDENT
                           GENERAL MOTORS CORPORATION
                           3044 WEST GRAND BOULEVARD
                          DETROIT, MICHIGAN 48202-3091
                                 (313) 556-3549
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
           WARREN G. ANDERSEN                   ROBERT S. OSBORNE, P.C.
       GENERAL MOTORS CORPORATION                   KIRKLAND & ELLIS
       3031 WEST GRAND BOULEVARD                200 EAST RANDOLPH DRIVE
      DETROIT, MICHIGAN 48202-3091            CHICAGO, ILLINOIS 60601-6636

           FRANCIS J. MORISON                      PETER ALLAN ATKINS
         DAVIS POLK & WARDWELL            SKADDEN, ARPS, SLATE, MEAGHER & FLOM
          450 LEXINGTON AVENUE                      919 THIRD AVENUE
                                                NEW YORK, NEW YORK 10022
     NEW YORK, NEW YORK 10017

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED MARCH 29, 1995
                               15,000,000 SHARES
                           GENERAL MOTORS CORPORATION
                              CLASS H COMMON STOCK

                                  -----------

  The shares offered hereby are 15,000,000 shares of Class H Common Stock, $0.10 par value per share ("Class H Common Stock"), of General Motors Corporation, a Delaware corporation ("General Motors" or "GM"). Class H Common Stock is one of three classes of General Motors common stock. Under the General Motors Restated Certificate of Incorporation, as amended, dividends on Class H Common Stock may be declared and paid out of the assets of General Motors only to the extent of the sum of (i) the paid in surplus of General Motors attributable to the Class H Common Stock plus (ii) an allocated portion of the earnings, determined as described herein, of General Motors' wholly-owned subsidiary
                         HUGHES ELECTRONICS CORPORATION
             (FORMERLY KNOWN AS GM HUGHES ELECTRONICS CORPORATION)
GENERAL MOTORS, NOT HUGHES ELECTRONICS CORPORATION, IS THE ISSUER OF CLASS H COMMON STOCK. FOR A DESCRIPTION OF DIVIDENDS, VOTING RIGHTS, LIQUIDATION RIGHTS AND RECAPITALIZATION PROVISIONS, SEE "CLASS H COMMON STOCK" AND "APPENDIX A-- COMMON STOCK."
  All of the 15,000,000 shares of Class H Common Stock offered hereby are being sold by the Howard Hughes Medical Institute ("HHMI" or the "Selling Stockholder"). HHMI has agreed to pay to General Motors the net proceeds of this offering (after reduction for expenses, including underwriting discounts and commissions) in excess of $37.50 per share. See "Selling Stockholder."

  The last reported price of the Class H Common Stock, which is listed under the symbol "GMH", on the New York Stock Exchange on March 28, 1995 was $40.00 per share. See "Class H Common Stock."

                                  -----------

 THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED BY
  THE  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY STATE
   SECURITIES  COMMISSION  NOR  HAS  THE  SECURITIES  AND
    EXCHANGE   COMMISSION   OR  ANY   STATE   SECURITIES
     COMMISSION  PASSED UPON  THE ACCURACY  OR ADEQUACY
      OF  THIS PROSPECTUS. ANY  REPRESENTATION TO  THE
       CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                 INITIAL PUBLIC UNDERWRITING PROCEEDS TO SELLING
                                 OFFERING PRICE DISCOUNT(1)   STOCKHOLDER(2)(3)
                                 -------------- ------------ -------------------
Per Share.......................      $             $                $
Total...........................    $             $               $

-----
(1) General Motors and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Selling Stockholder estimated at
    $         .
(3) Pursuant to an agreement described herein, this offering will result in a payment (after providing for the expenses of this offering) from HHMI to General Motors of the net proceeds to HHMI in excess of $37.50 per share. See "Selling Stockholder."

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about April   , 1995.

                                  -----------

                            Joint Lead Managers

GOLDMAN, SACHS & CO.                                       SALOMON BROTHERS INC

COWEN & COMPANY                                            MORGAN STANLEY & CO.
                                                              INCORPORATED

                                  -----------

                 The date of this Prospectus is April   , 1995.

                             AVAILABLE INFORMATION

  General Motors is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information (including certain information relating to Hughes Electronics Corporation) with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by General Motors with the Commission can be inspected, and copies may be obtained, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as the following Regional Offices of the Commission:
Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning General Motors can also be inspected at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005, where the Class H Common Stock, Class E Common Stock and $1 2/3 Par Value Common Stock of General Motors are listed and at the offices of the following other stock exchanges where the $1 2/3 Par Value Common Stock is listed in the United States: the Chicago Stock Exchange, Inc., One Financial Place, 440 S. LaSalle Street, Chicago, Illinois 60605; the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012 and 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

  General Motors has filed with the Commission a Registration Statement on Form S-3 (as amended, including exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the shares described herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                                ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by General Motors with the Commission, are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1994, as amended on Forms 10-K/A dated March 17 and 24, 1995 (as amended, the "GM 1994 Form 10-K");

    2. Current Reports on Form 8-K dated March 3 and 13, 1995; and

    3. The description of the Class H Common Stock set forth in Article Fourth of General Motors' Restated Certificate of Incorporation, as amended to May 26, 1994 (the "General Motors Certificate of Incorporation"), filed as Exhibit 3(i) to the Current Report on Form 8-K dated May 26, 1994.

  All documents filed by General Motors with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  GENERAL MOTORS WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS NOT SPECIFICALLY DESCRIBED ABOVE. REQUESTS SHOULD BE DIRECTED TO GENERAL MOTORS CORPORATION, ROOM 11-243, GENERAL MOTORS BUILDING, 3044 WEST GRAND BOULEVARD, DETROIT, MICHIGAN 48202-3091 (TELEPHONE NUMBER (313) 556-2044).

                                ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS H COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Prospectus. The share numbers in this Prospectus reflect all stock dividends and subdivisions or combinations of General Motors capital stock prior to the date hereof.

                                  INTRODUCTION

  This Prospectus relates to the offering by HHMI of 15,000,000 shares of Class H Common Stock that is being made pursuant to an agreement between General Motors and HHMI. Pursuant to such agreement, HHMI has agreed to pay to General Motors the net proceeds of this offering (after reduction for expenses) in excess of $37.50 per share. HHMI acquired its shares of Class H Common Stock in 1985 in connection with GM's acquisition from HHMI of Hughes Aircraft Company ("HAC"). See "Selling Stockholder."

  Class H Common Stock is one of three classes of General Motors common stock. Dividends on Class H Common Stock may be declared and paid out of the assets of General Motors only to the extent of the sum of (i) the paid in surplus of General Motors attributable to the Class H Common Stock plus (ii) an allocated portion of the earnings, determined as described below, of General Motors' wholly-owned subsidiary, Hughes Electronics Corporation (together with its subsidiaries, "Hughes"). Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes). See "Class H Common Stock--Considerations Relating to Multi-Class Common Stock Capital Structure." Hughes was organized in 1985 in connection with GM's acquisition of HAC from HHMI. See "Selling Stockholder."

GENERAL MOTORS

  The major portion of General Motors' operations is derived from the automotive products industry, consisting of the design, manufacture, assembly and sale of automobiles, trucks and related parts and accessories. Primarily through its wholly-owned subsidiaries, Hughes, General Motors Acceptance Corporation ("GMAC") and Electronic Data Systems Corporation ("EDS"), General Motors also manufactures products and provides services in other industry segments. See "General Motors and Hughes--General Motors."

HUGHES

  Hughes (formerly known as GM Hughes Electronics Corporation), a wholly-owned subsidiary of General Motors, develops, manufactures and markets automotive electronics components, aerospace and defense electronics products and systems, and satellites and satellite-based communications systems, and provides related services. Based on the most recently available Fortune 500 survey, Hughes on an independent basis would have ranked among the 40 largest industrial corporations in the United States. Hughes is one of the world's leading suppliers of automotive electronics, a leading supplier of aerospace and defense electronics systems, and a world leader in the manufacture and private ownership and operation of communications satellites. Hughes provides a broad range of satellite-related services and is a leader in the U.S. direct broadcast satellite market with its programming distribution service known as DIRECTV(R), which was introduced in 1994 and is the first high-powered, all digital direct-to-home television distribution service in North America.

  Hughes currently conducts its operations in three primary business segments:
Automotive Electronics; Aerospace and Defense Systems; and Telecommunications and Space. In 1994, these segments represented, respectively, 37%, 43% and 18% of Hughes' revenues and 49%, 41% and 17% of Hughes' operating profit (excluding purchase accounting adjustments related to GM's acquisition of HAC) and operations reported as Corporate and Other represented approximately 2% of revenues and reported an operating loss of $99.0 million. See "Corporate and Other."

 Automotive Electronics

  Through its wholly-owned subsidiary, Delco Electronics Corporation (together with its subsidiaries, "Delco Electronics"), Hughes supplies the substantial majority of the requirements for automotive electronics of General Motors' North American Operations unit ("GM NAO") and an increasing amount of such products for other customers. Products supplied by Hughes include engine management controllers, air bag control modules and sensors, anti-lock brake controllers, audio systems, instrument panel clusters and air controls. Hughes' strategy in its Automotive Electronics segment is to maintain its position as a principal supplier to GM NAO while continuing to expand sales to international and other customers. Hughes' sales of automotive electronics are heavily dependent on General Motors' production of vehicles in North America, the level of Hughes-supplied electronic content per vehicle and the price of such electronics. Since 1992, pursuant to its global sourcing initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. Hughes believes that it has been and will continue to be able to compete effectively for GM NAO business because of the quality of its products, its on-going cost reduction efforts and its product and technological innovations. In 1993 and 1994, Hughes won approximately 93% of all globally sourced, competitive bids for GM NAO automotive electronics business for which Hughes competed (based on the dollar value of all bids submitted by Hughes). Hughes expects that the number and sophistication of electronic functions in vehicles will continue to increase, but that its prices to GM NAO will continue to decrease as a result of GM NAO's global sourcing initiative and increasing electronic sophistication at lower prices. As a result, Hughes expects that its revenues per GM North American vehicle will remain constant or decrease after 1995, unless Hughes is able to achieve its goal of mitigating the effect of continuing price reductions for current products by developing, producing and expanding sales of enhanced products. Moreover, Hughes believes that it will be able to mitigate the effect of GM NAO price reductions on operating profit through its demonstrated ability to reduce costs. Hughes also anticipates increased sales to customers other than GM NAO. See "Automotive Electronics."

 Aerospace and Defense Systems

  Hughes develops and manufactures a wide variety of electronics-based aerospace and defense products and systems for the U.S. and other governments. Hughes has positioned itself as a leading developer and producer of a variety of tactical programs and as a subcontractor for certain types of subsystems for strategic purposes rather than seeking to become a prime contractor for major strategic weapons platforms such as tanks and aircraft. This permits Hughes to participate in major segments of the defense market while reducing the impact of specific program cancellations. Hughes is a leading supplier of defense electronics products and services to the U.S. government, participating in approximately half of the current U.S. tactical missile programs, and Hughes' airborne radar units are deployed on four of the five U.S. military front-line fighter aircraft. Hughes' business strategy is to strengthen its leadership position in aerospace and defense electronics systems and services through continued emphasis on technological advances, operational efficiencies, cost reduction and competitiveness. Due to its technological capabilities and the volume of its products and systems in operation around the world, Hughes believes it can capitalize on the opportunities presented by the continuing trend toward upgrading and retrofitting electronic systems as a cost effective alternative to developing new strategic weapons platforms. Hughes also intends to continue its strategy of reducing its vulnerability to reductions in U.S. defense spending by diversifying its customer base and product line, with emphasis on international markets and non-defense government agencies. In support of these strategies, Hughes intends, where appropriate, to enter into strategic alliances and partnership arrangements and to make strategic acquisitions and divestitures. Hughes also believes that its reorganization of its Aerospace and Defense Systems segment effective for 1995 will further enhance its ability to compete in a more cost efficient manner. See "Aerospace and Defense Systems."

 Telecommunications and Space

  Hughes is a leading worldwide manufacturer of communications satellites and provider of satellite-based services. Hughes has one of the world's largest private fleets of communications satellites and is the world's leading supplier of satellite-based private business networks. Hughes also provides a broad range of satellite-related services and is a leader in the U.S. direct broadcast satellite market with its programming distribution service known as DIRECTV, which was introduced in 1994 and is the first high-powered, all digital direct-to-home television distribution service in North America. Hughes seeks to capture more of the value-added benefits of the satellite-based services market by capitalizing on its technological capabilities, the size and desirable orbital locations of its satellite fleet and its management expertise in satellite operations. Hughes' strategy also includes building on its technology and experience to develop new applications for its satellite-based services for governments, businesses and consumers and expanding international sales. Hughes believes significant opportunities exist for it in mobile wireless communications systems and, in areas with deficient communications infrastructures (such as developing nations), fixed wireless telecommunications networks for local and international telecommunications, and direct-to-home satellite-based programming distribution services. Hughes' strategy also includes developing new satellite-based technologies for opportunities such as satellite-based data communications for personal computers and new systems for telephone, video and data communications. In addition, Hughes seeks to maintain its strong position in satellite manufacturing and to continue to increase the profitability of its manufacturing operations through more efficient production processes. See "Telecommunications and Space."

                              CLASS H COMMON STOCK

  Class H Common Stock is one of three classes of General Motors common stock. See "Appendix A--Common Stock." Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes). Class H Common Stock is designed to provide holders with financial returns based on the performance of Hughes. The intent of this design objective is achieved through (i) allocations under the General Motors Certificate of Incorporation of the earnings of Hughes between amounts available for the payment of dividends on Class H Common Stock and amounts available for the payment of dividends on General Motors' $1 2/3 Par Value Common Stock and (ii) the announced current dividend practices and policies of the General Motors Board of Directors, all as more fully described herein. The General Motors Board of Directors is free to change dividend practices and policies with respect to Class H Common Stock, or any other class of General Motors common stock, at any time. See "Class H Common Stock--Dividend Policy."

  Under the General Motors Certificate of Incorporation, dividends on Class H Common Stock may be declared by the General Motors Board of Directors and paid out of the assets of General Motors only to the extent of the sum of (i) the paid in surplus of General Motors attributable to the Class H Common Stock plus
(ii) an allocated portion of the earnings, determined as described herein, of Hughes. The amortization of intangible assets arising from the purchase accounting adjustments related to GM's acquisition of HAC is charged against earnings attributable to $1 2/3 Par Value Common Stock and not against earnings attributable to Class H Common Stock. The portion of Hughes' earnings that is included in the amount available for the payment of dividends on Class H Common Stock (which amount is also used to calculate earnings per share of Class H Common Stock) is determined by a fraction, the numerator of which is a number equal to the weighted average number of shares of Class H Common Stock outstanding and the denominator of which was 399.9 million for the fourth quarter of 1994; provided, that such fraction shall never be greater than one. Application of this fraction, utilizing shares outstanding as of February 28, 1995 only, would have resulted in an allocation of Hughes earnings (excluding purchase accounting adjustments) to Class H Common Stock for dividend purposes of 24%. This amount is referred to in the General Motors Certificate of Incorporation as the "Available Separate Consolidated Net Income" of Hughes. See also Note 7 in the Hughes Consolidated Financial Statements in Appendix B. The sale of the shares offered hereby by HHMI will not have any effect on this fraction.

  For purposes of determining the approximate earnings per share attributable to Class H Common Stock for financial reporting purposes, an investor may divide the quarterly Hughes earnings allocated to Class H Common Stock (the "Available Separate Consolidated Net Income of Hughes") by the weighted average number of shares of Class H Common Stock outstanding during such quarter, which is the numerator of the fraction described above. The same mathematical result may be obtained by dividing the quarterly Hughes earnings used for computation of Available Separate Consolidated Net Income (i.e., net income excluding purchase accounting adjustments) by the denominator of the fraction described above, which was 399.9 million for the fourth quarter of 1994. The denominator is sometimes referred to herein as the "Class H Dividend Base."

  The current dividend policy of the General Motors Board of Directors is to pay quarterly dividends on Class H Common Stock at an annual rate equal to approximately 35% of the Available Separate Consolidated Net Income of Hughes for the prior year. The General Motors Board of Directors declared a dividend on the Class H Common Stock of $0.20 per share in each quarter of 1994 and $0.18 per share in each quarter of 1993 and 1992, which in each case was based on an annual rate higher than 35% of the Available Separate Consolidated Net Income of Hughes for the preceding year (excluding the effect of a $749.4 million after-tax special Hughes restructuring charge recorded in 1992). In February 1995, the Board of Directors of General Motors increased the quarterly dividend on Class H Common Stock from $0.20 per share to $0.23 per share (which is based on an annual rate of approximately 35% of the Available Separate Consolidated Net Income of Hughes for 1994). Under Delaware law and the General Motors Certificate of Incorporation, the General Motors Board of Directors is not required to declare dividends on any class of General Motors common stock, including Class H Common Stock. The General Motors Board of Directors reserves the right to reconsider from time to time its practices and policies regarding dividends on all classes of GM common stock and to increase or decrease the dividends paid on GM common stocks on the basis of General Motors' consolidated financial position, including liquidity, and other factors, including, with regard to Class H Common Stock, the earnings and consolidated financial position of Hughes. Under the current dividend practices and policies of the General Motors Board of Directors, dividends on Class H Common Stock are not materially affected by developments involving the performance (operations, liquidity or financial condition) of General Motors (excluding Hughes). See "Class H Common Stock--Dividend Policy" and "--Considerations Relating to Multi-Class Common Stock Capital Structure" and "Appendix A--Common Stock-- Dividends."

  Holders of Class H Common Stock may cast one-half of a vote per share on all matters submitted to General Motors stockholders for a vote, while holders of $1 2/3 Par Value Common Stock may cast one vote per share and holders of General Motors' Class E Common Stock may cast one-eighth of a vote per share. Holders of all three classes of common stock vote together on all matters except that separate class votes are required for certain amendments to the General Motors Certificate of Incorporation. See "Class H Common Stock--Voting Rights."

  In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, the General Motors Certificate of Incorporation provides that, after the holders of General Motors Preferred Stock (if any) and Preference Stock receive the full preferential amounts to which they are entitled, holders of Class H Common Stock and the other two classes of General Motors common stock will receive the assets remaining for distribution to the General Motors stockholders on a per share basis in proportion to the respective per share liquidation units of such classes and will have no direct claim against any particular assets of General Motors or any of its subsidiaries. Subject to adjustment, each share of Class H Common Stock, $1 2/3 Par Value Common Stock and Class E Common Stock would currently be entitled to liquidation units of approximately one-half (0.50), one (1.0) and one-eighth (0.125), respectively. Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes). See "Class H Common Stock--Liquidation Rights."

  All outstanding shares of Class H Common Stock may be recapitalized as shares of $1 2/3 Par Value Common Stock (i) at any time after December 31, 1995, in the sole discretion of the General Motors Board of Directors, subject to certain conditions, or (ii) automatically, if at any time General Motors disposes of substantially all of the business of HAC (or its successors) or Delco Electronics. In the event of such a recapitalization, each holder of Class H Common Stock would receive shares of $1 2/3 Par Value Common Stock having a market value, as of the valuation date provided for in the General Motors Certificate of Incorporation, equal to 120% of the market value of such holder's Class H Common Stock on such valuation date. See "Class H Common Stock--Recapitalization."

                                  THE OFFERING

Class H Common Stock offered hereby...................... 15,000,000 shares
Class H Common Stock outstanding before and after the
 offering (a)............................................ 94,528,112 shares (b)
Class H Dividend Base (c)................................ 399.9 million
NYSE Symbol.............................................. GMH

--------
(a) Used in calculating the weighted average number of shares of Class H Common Stock outstanding, which is the numerator of the fraction used to allocate a portion of Hughes' earnings to the Class H Common Stock for dividend purposes.
(b) Based on the number of shares outstanding on February 28, 1995. The consummation of this offering will not change the number of shares of Class H Common Stock outstanding.
(c) The denominator of the fraction used to allocate a portion of Hughes' earnings to the Class H Common Stock for dividend purposes. Neither the Class H Dividend Base nor the numerator of such fraction will be affected by the sale by HHMI of the shares offered hereby.

                             SUMMARY FINANCIAL DATA

GENERAL MOTORS

  The following summary General Motors financial data have been derived from General Motors' consolidated financial statements and General Motors' financial data presenting GMAC on an equity basis set forth in, and should be read in conjunction with, General Motors' consolidated financial statements (including the notes thereto) and Management's Discussion and Analysis in the GM 1994 Form 10-K, which is incorporated herein by reference. The GM consolidated financial data for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 are derived from audited financial statements. The GM financial data presenting GMAC on an equity basis are unaudited.

                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                         --------------------------------------------------------
                          1994(A)      1993     1992(B)     1991(C)       1990
                         ---------- ---------- ----------  ----------  ----------
                                         (AMOUNTS IN MILLIONS)
CONSOLIDATED GM
 OPERATIONS
OPERATING RESULTS
 Total net sales and
  revenues.............. $154,951.2 $138,219.5 $132,242.2  $123,108.8  $124,705.1
                         ---------- ---------- ----------  ----------  ----------
 Costs and expenses.....  146,597.9  134,694.2  134,338.3   126,180.3   123,608.2
 Special provision for
  scheduled plant
  closings and other
  restructurings........        --       950.0    1,237.0     2,820.8     3,314.0
                         ---------- ---------- ----------  ----------  ----------
     Total costs and
      expenses..........  146,597.9  135,644.2  135,575.3   129,001.1   126,922.2
                         ---------- ---------- ----------  ----------  ----------
 Income (Loss) before
  cumulative effect of
  accounting changes....    5,658.7    2,465.8   (2,620.6)   (4,992.0)   (1,985.7)
                         ---------- ---------- ----------  ----------  ----------
 Net income (loss)...... $  4,900.6 $  2,465.8 $(23,498.3) $ (4,452.8) $ (1,985.7)
                         ========== ========== ==========  ==========  ==========
BALANCE SHEET DATA
 Cash and marketable
  securities............ $ 16,075.6 $ 17,962.7 $ 15,107.7  $ 10,192.4  $  7,821.4
 Total assets...........  198,598.7  188,200.9  190,196.0   184,074.6   180,236.5
 Notes and loans
  payable...............   73,730.2   70,441.2   82,592.3    94,022.1    95,633.5
 Stockholders' equity...   12,823.8    5,597.5    6,225.6    27,327.6    30,047.4
GM OPERATIONS WITH GMAC
 ON AN EQUITY BASIS
 (UNAUDITED)
OPERATING RESULTS
 Total net sales and
  revenues.............. $141,576.0 $125,252.7 $118,571.6  $109,156.9  $110,797.3
                         ---------- ---------- ----------  ----------  ----------
     Costs and expenses.  134,815.3  122,812.1  121,420.0   112,719.3   110,893.3
 Special provision for
  scheduled plant
  closings and other
  restructurings........        --       950.0    1,237.0     2,820.8     3,314.0
                         ---------- ---------- ----------  ----------  ----------
     Total costs and
      expenses..........  134,815.3  123,762.1  122,657.0   115,540.1   114,207.3
                         ---------- ---------- ----------  ----------  ----------
 Income (Loss) before
  cumulative effect of
  accounting changes....    5,651.3    2,465.8   (2,903.2)   (4,660.5)   (1,985.7)
                         ---------- ---------- ----------  ----------  ----------
 Net income (loss)...... $  4,900.6 $  2,465.8 $(23,498.3) $ (4,452.8) $ (1,985.7)
                         ========== ========== ==========  ==========  ==========
BALANCE SHEET DATA
 Cash and marketable
  securities............ $ 10,976.4 $ 10,485.0 $  7,960.8  $  4,419.4  $  4,606.5
 Total assets...........  126,334.9  120,980.5  121,356.2   104,797.5   102,878.8
 Long-term debt and
  capitalized leases....    6,218.7    6,383.6    7,055.4     6,699.1     4,923.8
 Stockholders' equity...   12,823.8    5,597.5    6,225.6    27,327.6    30,047.4
 Cumulative Amount
  Available for Payment
  of Dividends(d)
   Class H Common Stock. $  2,169.3 $  1,886.7 $  1,582.9  $  1,218.5  $  1,106.6
   Class E Common Stock.    3,752.1    3,243.8    2,546.4     1,753.0     1,449.0
   $1 2/3 Par Value
    Common Stock........    9,013.8    4,870.0    3,487.7    23,264.1    26,801.2
                         ---------- ---------- ----------  ----------  ----------
     Total.............. $ 14,935.2 $ 10,000.5 $  7,617.0  $ 26,235.6  $ 29,356.8
                         ========== ========== ==========  ==========  ==========

(a) Effective January 1, 1994, GM adopted Statement of Financial Accounting Standards ("SFAS") No. 112. The effect of this change on 1994 results was an unfavorable cumulative effect on GMAC earnings of $7.4 million, an unfavorable consolidated effect on GM operations with GMAC on an equity basis of $750.7 million and an unfavorable cumulative effect on consolidated GM operations of $758.1 million.
(b) Effective January 1, 1992, GM adopted SFAS No. 106. The effect of this change on 1992 earnings was an unfavorable cumulative effect on GMAC earnings of $282.6 million, an unfavorable cumulative effect on GM operations with GMAC on an equity basis of $20,555.1 million and an unfavorable cumulative effect on consolidated GM operations of $20,837.7 million. Additionally, effective January 1, 1992, Hughes changed its revenue recognition policy for certain commercial businesses. The effect of this change on 1992 results was an unfavorable adjustment of $40.0 million.
(c) Effective January 1, 1991, accounting procedures were changed to include in inventory general purpose spare parts previously charged directly to expense. The effect of this change on 1991 earnings was a favorable adjustment of $306.5 million. GM adopted SFAS No. 109, effective January 1, 1991. The effect of this change on 1991 results was a favorable cumulative effect on GMAC earnings of $331.5 million, an unfavorable cumulative effect on GM operations with GMAC on an equity basis of $98.8 million and a favorable cumulative effect on consolidated GM operations of $232.7 million.
(d) Amount of funds legally available as of such date for the payment of dividends on each class of GM common stock under the General Motors Certificate of Incorporation. See "Appendix A--Common Stock--Dividends."

HUGHES

  Audited consolidated financial statements for Hughes (including the notes thereto) may be found in Appendix B and in the GM 1994 Form 10-K, which is incorporated herein by reference. Certain information with respect to Hughes is also set forth in the consolidated financial statements of GM (including the notes thereto), which are included in the GM 1994 Form 10-K and incorporated herein by reference.

  The following summary Hughes consolidated financial data have been derived from, and should be read in conjunction with, Appendix B and the GM and Hughes consolidated financial statements (including the notes thereto) set forth in the GM 1994 Form 10-K and incorporated herein by reference. These data should also be read in conjunction with "Financial Review of Hughes and Its Business Segments" below.

  As specified in the General Motors Certificate of Incorporation, the earnings upon which dividends for the Class H Common Stock are based exclude the effects of the amortization of intangible assets arising from purchase accounting adjustments related to the acquisition of HAC by GM. In order to assist the reader in analyzing the Class H Common Stock, the Hughes unaudited summary consolidated pro forma financial data set forth below do not give effect to such purchase accounting adjustments. Included in such summary pro forma financial data are certain financial ratios that provide measures of financial returns excluding the impact of such purchase accounting adjustments. Such pro forma data are not presented as a measure of GM's total return on its investment in Hughes. Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes). Following the Hughes unaudited summary consolidated pro forma financial data are Hughes summary consolidated financial data that include the purchase accounting adjustments related to GM's acquisition of HAC.

         HUGHES UNAUDITED SUMMARY CONSOLIDATED PRO FORMA FINANCIAL DATA
                  (EXCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)

                                                 AS OF AND FOR THE YEARS
                                                    ENDED DECEMBER 31,
                                               ------------------------------
                                                 1994       1993      1992
                                               ---------  --------  ---------
                                               (AMOUNTS IN MILLIONS EXCEPT
                                                    PER SHARE DATA AND
                                                       PERCENTAGES)
INCOME STATEMENT DATA
 Net Sales
   Outside Customers.......................... $ 9,108.7  $9,062.8  $ 8,267.6
   General Motors and Affiliates..............   4,953.6   4,387.4    3,901.4
 Other Income--net............................      37.1      67.3      128.1
                                               ---------  --------  ---------
     Total Revenues...........................  14,099.4  13,517.5   12,297.1
 Restructuring Charge.........................       --        --     1,237.0
 Operating Profit (Loss) (a)..................   1,630.4   1,460.1     (194.2)
 Interest Expense.............................      15.1      33.2       60.6
 Income (Loss) Before Income Taxes and
  Cumulative Effect of Accounting Changes..... $ 1,652.4  $1,494.2  $  (126.7)
 Effective Income Tax Rate....................      34.7%     38.3%      37.0%
 Earnings (Loss) Used for Computation of
  Available Separate
  Consolidated Net Income (Loss)*............. $ 1,049.2  $  921.6  $  (921.6)
                                               =========  ========  =========
 Average Number of Shares of Class H Common
  Stock Outstanding (Numerator)...............      92.1      88.6       75.3
 Class H Dividend Base (Denominator)..........     399.9     399.9      399.9
 Available Separate Consolidated Net Income
  (Loss) *.................................... $   241.6  $  204.5  $  (142.3)
 Earnings (Loss) Attributable to Class H
  Common Stock on a Per Share Basis *.........      2.62      2.30      (2.29)
 Dividends Per Share of Class H Common Stock..      0.80      0.72       0.72
SELECTED FINANCIAL STATEMENT DATA
 Cash and Marketable Securities............... $ 1,501.8  $1,008.7  $   702.7
 Total Assets (b).............................  11,845.2  10,988.0   10,956.3
 Long-Term Debt and Capitalized Leases........     353.5     416.8      711.0
 Stockholder's Equity (b) (c).................   4,970.5   4,199.0    3,562.1
 Depreciation and Amortization (d)............     470.2     503.5      487.1
 Capital Expenditures (e).....................     746.3     580.0      558.5
SELECTED FINANCIAL RATIOS
 Operating Profit (Loss) Margin (f)...........      11.6%     10.9%      (1.6)%
 Pre-Tax Profit (Loss) Margin (g).............      11.8      11.1       (1.0)
 Net Profit (Loss) Margin (h)*................       7.5       6.9       (7.6)
 Return on Equity (b) (i)*....................      22.9      23.7      (21.9)
 Pre-Tax Return on Total Assets (b) (j).......      14.5      13.6       (1.2)

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).
(c) General Motors' equity in its wholly-owned subsidiary, Hughes.
(d) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $123.8 million in 1994, 1993 and 1992. See Note 7 to the Hughes Consolidated Financial Statements in Appendix B.
(e) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million and $101.6 million in 1994, 1993 and 1992, respectively.
(f) Operating Profit (Loss) as a percentage of Net Sales.
(g) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of Net Sales.
(h) Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss) as a percentage of Net Sales.
(i) Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss) as a percentage of average Stockholder's Equity (General Motors' equity in its wholly-owned subsidiary, Hughes).
(j) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of average Total Assets.
 * Includes impact of unfavorable cumulative effect of accounting changes of $30.4 million, or $0.08 per share, in 1994 and $872.1 million, or $2.18 per share, in 1992.

                   HUGHES SUMMARY CONSOLIDATED FINANCIAL DATA
                  (INCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)

                                                  AS OF AND FOR THE YEARS
                                                    ENDED DECEMBER 31,
                                                -----------------------------
                                                  1994      1993      1992
                                                --------  --------  ---------
                                                (AMOUNTS IN MILLIONS EXCEPT
                                                    PER SHARE DATA AND
                                                       PERCENTAGES)
INCOME STATEMENT DATA
  Net Sales
    Outside Customers.......................... $9,108.7  $9,062.8  $ 8,267.6
    General Motors and Affiliates..............  4,953.6   4,387.4    3,901.4
  Other Income--net............................     37.1      67.3      128.1
                                                --------  --------  ---------
      Total Revenues........................... 14,099.4  13,517.5   12,297.1
  Restructuring Charge.........................      --        --     1,237.0
  Operating Profit (Loss) (a)..................  1,506.6   1,336.3     (318.0)
  Interest Expense.............................     15.1      33.2       60.6
  Income (Loss) Before Income Taxes and
   Cumulative Effect of Accounting Changes..... $1,528.6  $1,370.4  $  (250.5)
  Effective Income Tax Rate....................     37.5%     41.8%      41.6%
  Net Income (Loss)*........................... $  925.4  $  797.8  $(1,045.4)
  Adjustments to exclude the effect of GM
   purchase accounting adjustments related to
   Hughes......................................    123.8     123.8      123.8
  Earnings (Loss) Used for Computation of
   Available Separate Consolidated Net Income
   (Loss)*..................................... $1,049.2  $  921.6  $  (921.6)
                                                ========  ========  =========
  Average Number of Shares of Class H Common
   Stock Outstanding (Numerator)...............     92.1      88.6       75.3
  Class H Dividend Base (Denominator)..........    399.9     399.9      399.9
  Available Separate Consolidated Net Income
   (Loss)*..................................... $  241.6  $  204.5  $  (142.3)
  Earnings (Loss) Attributable to Class H
   Common Stock on a Per Share Basis*..........     2.62      2.30      (2.29)
  Dividends Per Share of Class H Common Stock..     0.80      0.72       0.72
SELECTED FINANCIAL STATEMENT DATA
  Cash and Marketable Securities............... $1,501.8  $1,008.7  $   702.7
  Total Assets (b)............................. 14,850.5  14,117.1   14,209.2
  Long-Term Debt and Capitalized Leases........    353.5     416.8      711.0
  Stockholder's Equity (b) (c).................  7,975.8   7,328.1    6,815.0
  Depreciation and Amortization................    594.0     627.3      610.9
  Capital Expenditures (d).....................    746.3     580.0      558.5
SELECTED FINANCIAL RATIOS
  Operating Profit (Loss) Margin (e)...........     10.7%      9.9%      (2.6)%
  Pre-Tax Profit (Loss) Margin (f).............     10.9      10.2       (2.1)
  Net Profit (Loss) Margin (g)*................      6.6       5.9       (8.6)
  Return on Equity (b) (h)*....................     12.1      11.3      (13.9)
  Pre-Tax Return on Total Assets (b) (i).......     10.6       9.7       (1.8)

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).
(c) General Motors' equity in its wholly-owned subsidiary, Hughes.
(d) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million and $101.6 million in 1994, 1993 and 1992, respectively.
(e) Operating Profit (Loss) as a percentage of Net Sales.
(f) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of Net Sales.
(g) Net Income (Loss) as a percentage of Net Sales.
(h) Net Income (Loss) as a percentage of average Stockholder's Equity (General Motors' equity in its wholly-owned subsidiary, Hughes).
(i) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of average Total Assets.
* Includes impact of unfavorable cumulative effect of accounting changes of $30.4 million, or $0.08 per share, in 1994, and $872.1 million, or $2.18 per share, in 1992.

          HUGHES UNAUDITED SUMMARY CONSOLIDATED PRO FORMA SEGMENT DATA
                  (EXCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)

  Hughes has historically reported its operations in four business segments:
Automotive Electronics, Defense Electronics, Telecommunications and Space, and Commercial Technologies. See Note 16 to the Hughes Consolidated Financial Statements included in Appendix B and the GM 1994 Form 10-K. In connection with organizational changes, commencing January 1, 1995, Hughes will report its operations in three segments: Automotive Electronics, Aerospace and Defense Systems and Telecommunications and Space. Hughes believes that the new segment presentation better reflects its strategic direction and the manner in which its businesses are now managed.

  As part of the reorganization, the business units formerly included in the Commercial Technologies segment are now included in one of the three remaining segments or are reported as part of "Corporate and Other." The new Aerospace and Defense Systems segment includes all major business units previously included in the Defense Electronics segment as well as Hughes' air traffic control business, National Aeronautics and Space Administration ("NASA") business (including the Earth Observing System Data Information System ("EOSDIS") program) and industrial training and simulation business. The composition of the Automotive Electronics segment and the Telecommunications and Space segment was not changed significantly. Other business units formerly reported as part of the Commercial Technologies segment will now primarily be reported as part of Corporate and Other. The most significant of these are Hughes-Avicom International, Inc. ("Avicom"), which supplies cabin management, interactive passenger communications and entertainment systems and related services for the commercial airline market and certain portions of the former Hughes Industrial Electronics Company ("HIEC"). Corporate and Other also includes other minor business activities and, through 1993, Hughes Rediffusion Simulation Limited ("Rediffusion"), a supplier of commercial flight simulators and related systems and services, which Hughes sold in 1993. The revenues of the businesses included in Corporate and Other are not, in the aggregate, material to Hughes. The operating loss of $99 million attributed to Corporate and Other in 1994 includes an $83 million operating loss reported by Avicom. See "Financial Review of Hughes and Its Business Segments."

  Unaudited summary consolidated pro forma financial data for the four business segments as reported through the end of 1994 are shown on the next page. Immediately following such data are unaudited summary consolidated pro forma financial data for the three business segments as reported commencing in 1995. All such data should be read in conjunction with Appendix B and GM's and Hughes' audited consolidated financial statements (including the notes thereto), which are set forth in the GM 1994 Form 10-K and incorporated herein by reference. These data exclude purchase accounting adjustments related to GM's acquisition of HAC. These data should also be read in conjunction with "Financial Review of Hughes and Its Business Segments" below, which is presented on the basis of the three business segments effective for 1995 and which includes a discussion of the operations reported as part of Corporate and Other. Except as presented below under the caption "Four Business Segment Data" and in the Hughes Consolidated Financial Statements included in Appendix B, all financial data in this Prospectus are presented to reflect the new three business segment presentation.

          HUGHES UNAUDITED SUMMARY CONSOLIDATED PRO FORMA SEGMENT DATA

FOUR BUSINESS SEGMENT DATA

                                                  AS OF AND FOR THE YEARS
                                                     ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1994       1993      1992
                                                 --------   --------  --------
                                                    (DOLLARS IN MILLIONS
                                                    EXCEPT PERCENTAGES)
AUTOMOTIVE ELECTRONICS
  Revenues...................................... $5,267.5   $4,491.6  $3,985.8
  Revenues as a percentage of Hughes Revenues...     37.4%      33.2%     32.4%
  Net Sales..................................... $5,216.5   $4,488.9  $3,977.2
  Operating Profit (a)..........................    793.6      626.1     462.4
  Operating Profit Margin (b)...................     15.2%      13.9%     11.6%
  Depreciation and Amortization................. $  143.4   $  153.2  $  124.1
  Capital Expenditures..........................    171.9      149.2     266.1
DEFENSE ELECTRONICS
  Revenues...................................... $5.590.7   $6,112.1  $5,547.0
  Revenues as a percentage of Hughes Revenues...     39.6%      45.2%     45.1%
  Net Sales..................................... $5,569.1   $6,085.0  $5,498.0
  Restructuring Charge..........................      --         --      911.8
  Operating Profit (Loss) (a)...................    686.4      640.7    (493.9)
  Operating Profit (Loss) Margin (b)............     12.3%      10.5%     (9.0)%
  Depreciation and Amortization (c)............. $  158.1   $  195.4  $  204.6
  Capital Expenditures..........................    152.5      132.9      99.4
TELECOMMUNICATIONS AND SPACE
  Revenues...................................... $2,528.7   $2,178.0  $1,927.9
  Revenues as a percentage of Hughes Revenues...     17.9%      16.1%     15.7%
  Net Sales..................................... $2,565.1   $2,075.0  $1,918.4
  Restructuring Charge..........................      --         --      195.3
  Operating Profit (a)..........................    277.3      206.7      44.2
  Operating Profit Margin (b)...................     10.8%      10.0%      2.3%
  Depreciation and Amortization (c)............. $  133.7   $  108.0  $  118.0
  Capital Expenditures (d)......................    395.0      264.9     174.4
COMMERCIAL TECHNOLOGIES
  Revenues...................................... $  712.5   $  735.8  $  836.4
  Revenues as a percent of Hughes Revenues......      5.1%       5.5%      6.8%
  Net Sales..................................... $  711.6   $  801.3  $  775.4
  Restructuring Charge..........................      --         --      129.9
  Operating Profit (Loss) (a)...................   (114.2)       9.9    (184.8)
  Operating Profit (Loss) Margin (b)............    (16.0)%      1.2%    (23.8)%
  Depreciation and Amortization (c)............. $   35.0   $   46.9  $   40.4
  Capital Expenditures..........................     26.9       33.0      18.6

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Operating Profit (Loss) as a percentage of Net Sales.
(c) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $102.8 million, $102.7 million and $102.7 million, respectively, for the Defense Electronics segment; $10.7 million, $10.8 million and $10.8 million, respectively, for the Telecommunications and Space segment; and $10.3 million, $10.3 million and $10.3 million, respectively, for the Commercial Technologies segment. See
    Note 7 to Hughes Consolidated Financial Statements in Appendix B.
(d) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million and $101.6 million in 1994, 1993 and 1992, respectively.

          HUGHES UNAUDITED SUMMARY CONSOLIDATED PRO FORMA SEGMENT DATA

THREE BUSINESS SEGMENT DATA

                                                   AS OF AND FOR THE YEARS
                                                      ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
                                                     (DOLLARS IN MILLIONS
                                                            EXCEPT
                                                         PERCENTAGES)
AUTOMOTIVE ELECTRONICS
  Revenues....................................... $5,221.7  $4,453.4  $3,935.3
  Revenues as a percentage of Hughes Revenues....     37.0%     32.9%     32.0%
  Net Sales...................................... $5,170.6  $4,451.0  $3,926.7
  Operating Profit (a)...........................    794.8     624.3     463.2
  Operating Profit Margin (b)....................     15.4%     14.0%     11.8%
  Depreciation and Amortization.................. $  142.2  $  146.8  $  121.4
  Capital Expenditures...........................    166.4     148.2     263.9
AEROSPACE AND DEFENSE SYSTEMS
  Revenues....................................... $6,023.6  $6,472.2  $5,827.0
  Revenues as a percentage of Hughes Revenues....     42.7%     47.9%     47.4%
  Net Sales...................................... $6,007.3  $6,442.9  $5,781.8
  Restructuring Charge...........................      --        --      911.8
  Operating Profit (Loss) (a)....................    663.6     664.2    (466.6)
  Operating Profit (Loss) Margin (b).............     11.0%     10.3%     (8.1)%
  Depreciation and Amortization (c).............. $  158.5  $  201.2  $  219.1
  Capital Expenditures...........................    159.5     131.4     100.3
TELECOMMUNICATIONS AND SPACE
  Revenues....................................... $2,596.2  $2,238.3  $1,982.4
  Revenues as a percentage of Hughes Revenues....     18.4%     16.6%     16.1%
  Net Sales...................................... $2,633.8  $2,135.8  $1,972.9
  Restructuring Charge...........................      --        --      195.3
  Operating Profit (a)...........................    271.0     209.6      50.7
  Operating Profit Margin (b)....................     10.3%      9.8%      2.6%
  Depreciation and Amortization (c).............. $  140.8  $  114.0  $  122.8
  Capital Expenditures (d).......................    399.3     271.8     182.7

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Operating Profit (Loss) as a percentage of Net Sales.
(c) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $100.9 million for the Aerospace and Defense Systems segment and $21.0 million for the Telecommunications and Space segment in 1994, 1993 and 1992. See Note 7 to Hughes Consolidated Financial Statements in Appendix B.
(d) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million and $101.6 million in 1994, 1993 and 1992, respectively.

                           GENERAL MOTORS AND HUGHES

GENERAL MOTORS

  While the major portion of General Motors' operations is derived from the automotive products industry segment, General Motors also has financing and insurance operations and produces products and provides services in other industry segments. The automotive products segment consists of the design, manufacture, assembly, and sale of automobiles, trucks, and related parts and accessories. General Motors financing and insurance operations assist in the merchandising of General Motors' products as well as other products. GMAC and its subsidiaries offer financial services and certain types of insurance to dealers and customers. In addition, GMAC and its subsidiaries are engaged in mortgage banking and investment services. General Motors' other product segments consist of military vehicles, radar and weapon control systems, guided missile systems and defense and commercial satellites; the design, installation and operation of business information and telecommunications systems; as well as the design, development, and manufacture of locomotives. For additional information on General Motors, see the GM 1994 Form 10-K which is incorporated herein by reference, and the other documents incorporated herein by reference.

  General Motors' principal executive offices are located at 3044 West Grand Boulevard, Detroit, Michigan 48202-3091 (Telephone Number (313) 556-5000), and 767 Fifth Avenue, New York, New York 10153-0075 (Telephone Number (212) 418-
6100).

HUGHES ELECTRONICS CORPORATION

  Hughes, a wholly-owned subsidiary of General Motors, develops, manufactures and markets automotive electronics components, aerospace and defense electronics products and systems, and satellites and satellite-based communications systems, and provides related services. Based on the most recently available Fortune 500 survey, Hughes on an independent basis would have ranked among the 40 largest industrial corporations in the United States. Hughes is one of the world's leading suppliers of automotive electronics, a leading supplier of aerospace and defense electronics systems and a world leader in the manufacture and private ownership and operation of communications satellites. Hughes provides a broad range of satellite-related services and is a leader in the U.S. direct broadcast satellite market with its programming distribution service known as DIRECTV, which was introduced in 1994 and is the first high-powered, all digital direct-to-home television distribution service in North America. Hughes was organized in 1985 in connection with GM's acquisition of HAC from HHMI.

  The principal executive offices of Hughes are located at 7200 Hughes Terrace, Los Angeles, California 90045-0066 (Telephone Number (310) 568-7200).

                 RELATIONSHIP BETWEEN GENERAL MOTORS AND HUGHES

  It is GM's policy that a standard of fair dealing govern the prices, terms and conditions of commercial transactions between Hughes and General Motors. The Capital Stock Committee of the General Motors Board of Directors is responsible for reviewing under general principles of Delaware corporation law, among other things, (i) the principal business and financial relationships and transactions among General Motors, Hughes and EDS, (ii) the dividend policies or practices of General Motors and (iii) such other matters as have the potential to have differing effects on holders of the three classes of General Motors common stock, all to the extent such Committee may deem appropriate. The Capital Stock Committee is comprised entirely of independent directors of General Motors. In addition, a majority of the General Motors Board of Directors are independent directors. See "Class H Common Stock--Considerations Relating to Multi-Class Common Stock Capital Structure."

  Approximately 35% of Hughes' 1994 total revenues were attributable to sales to General Motors and its affiliates. Hughes and General Motors periodically provide research and technological services to each other pursuant to contractual arrangements. See "Automotive Electronics."

  General Motors' automotive operations in the United States and Canada, including vehicle production and sales, are conducted through GM NAO. In 1994, approximately 86% of Hughes' revenues in its Automotive Electronics business segment were attributable to sales to GM NAO, with a portion of the remaining 14% attributable to sales to GM operations outside of North America and affiliates of General Motors. In 1992, GM NAO announced its intention to begin filling its procurement needs on a global basis. As part of this initiative, suppliers worldwide have the opportunity to bid competitively for GM NAO business customarily sourced with Hughes. GM's operations outside of North America also source their procurement needs on a global basis. See "Automotive Electronics--Sales to GM NAO" and "--International and Other Sales."

  The Board of Directors of Hughes is comprised of three directors who are also independent directors of General Motors (one of whom is also a member of the Capital Stock Committee of the GM Board of Directors), three directors who are executive officers of General Motors, and three directors who are executive officers of Hughes. Those directors of Hughes who are also executive officers of General Motors devote a substantial amount of their time to the business and affairs of General Motors and its other subsidiaries or to the oversight thereof. As the sole stockholder of Hughes, General Motors controls the Hughes Board of Directors and, subject to Delaware law, is able to cause Hughes to pay dividends and make advances to or otherwise enter into such transactions with GM as GM deems desirable and appropriate. General Motors reserves the right to cause Hughes to pay dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by General Motors on the Class H Common Stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by General Motors to holders of the Class H Common Stock and the dividends or other amounts that may be paid by Hughes to General Motors. However, it has been the practice of the Board of Directors of Hughes to pay quarterly cash dividends to General Motors in an aggregate amount equal to the quarterly dividend per share paid by General Motors with respect to Class H Common Stock multiplied by the denominator of the fraction used in determining the Available Separate Consolidated Net Income of Hughes. See "Class H Common Stock-- Considerations Relating to Multi-Class Common Stock Capital Structure."

                              CLASS H COMMON STOCK

  Class H Common Stock is one of three classes of General Motors common stock. The other two classes of common stock are $1 2/3 Par Value Common Stock and Class E Common Stock. A description of all classes and series of General Motors capital stock, including Class H Common Stock, appears as Appendix A hereto, and the discussions below are qualified by reference thereto.

PRICE RANGE AND DIVIDENDS

  The table below shows the range of reported per share sale prices on the New York Stock Exchange Composite Tape for the Class H Common Stock for the periods indicated, and the dividends paid per share on the Class H Common Stock in such periods. A recent closing sale price, as reported on the New York Stock Exchange, is set forth on the cover page of this Prospectus.

      CALENDAR YEAR                                  HIGH   LOW   DIVIDENDS PAID
      -------------                                 ------ ------ --------------
      1993
        First Quarter.............................. $27.50 $22.88     $0.18
        Second Quarter.............................  33.00  23.38      0.18
        Third Quarter..............................  38.00  30.50      0.18
        Fourth Quarter.............................  42.38  34.50      0.18
      1994
        First Quarter.............................. $40.38 $32.63     $0.20
        Second Quarter.............................  38.75  31.75      0.20
        Third Quarter..............................  38.00  34.63      0.20
        Fourth Quarter.............................  37.75  31.00      0.20
      1995
        First Quarter (through March 28, 1995)..... $40.38 $34.00     $0.23

DIVIDEND POLICY

  Subject to the rights of the holders of General Motors Preferred Stock (if any) and General Motors Preference Stock, under the General Motors Certificate of Incorporation, dividends on Class H Common Stock may be declared and paid out of the assets of General Motors only to the extent of the sum of (i) the paid in surplus of General Motors attributable to the Class H Common Stock plus
(ii) an allocated portion of the earnings, determined as described herein, of Hughes. See "Appendix A--Common Stock--Dividends." The General Motors Certificate of Incorporation allocates the earnings of Hughes between amounts available for the payment of dividends on Class H Common Stock and amounts available for the payment of dividends on $1 2/3 Par Value Common Stock. Under the General Motors Certificate of Incorporation, the amortization of intangible assets arising from the purchase accounting adjustments related to GM's acquisition of HAC is charged against earnings attributable to $1 2/3 Par Value Common Stock and not against earnings attributable to Class H Common Stock. The Hughes Statement of Consolidated Operations set forth in Appendix B reflects amortization of purchase accounting adjustments arising from GM's acquisition of HAC in 1985 of $123.8 million in each of 1994, 1993 and 1992. Also, $3,005.3 million, $3,129.1 million and $3,252.9 million, respectively, of related unamortized purchase accounting adjustments are included in the Hughes Consolidated Balance Sheet as of December 31, 1994, 1993 and 1992 set forth in Appendix B. The General Motors Certificate of Incorporation provides that, in calculating the amount available for payment of dividends on Class H Common Stock (which amount is also used to calculate earnings per share of Class H Common Stock), amortization of the excess purchase price for GM's acquisition of HAC will not be charged against the earnings of Hughes. For purposes of calculating the amounts available for payment of dividends on Class H Common Stock and on $1 2/3 Par Value Common Stock, amortization of such purchase accounting adjustments is charged against the amounts available for the payment of dividends on $1 2/3 Par Value Common Stock, not Class H Common Stock. To aid holders of Class H Common Stock, this Prospectus also provides supplemental data which enables readers to review the financial performance of Hughes excluding amortization of GM purchase accounting adjustments related to the acquisition of

HAC. See the Hughes Financial Information set forth in Appendix B. The cumulative amounts legally available for the payment of dividends on Class H Common Stock as of December 31, 1994, 1993, 1992, 1991 and 1990 are set forth in the General Motors Summary Financial Data included in the Prospectus Summary. See also Note 7 to the Hughes Consolidated Financial Statements in Appendix B.

  Dividend policy is one of the matters reviewed by the Capital Stock Committee of the General Motors Board of Directors. See "Relationship Between General Motors and Hughes" and "--Considerations Relating to Multi-Class Common Stock Capital Structure." Under the current dividend policy as adopted by the General Motors Board of Directors, the annual per share dividends on the Class H Common Stock, when, as and if declared by the Board of Directors in its sole discretion, will equal approximately 35% of the portion of Hughes' net income for the previous year that is allocated to the amount available for the payment of dividends on Class H Common Stock for dividend purposes (the "Available Separate Consolidated Net Income of Hughes"). See "Prospectus Summary--Class H Common Stock" and Note 7 to the Hughes Consolidated Financial Statements in Appendix B. Under the current dividend practices and policies of the General Motors Board of Directors, dividends on Class H Common Stock are not materially affected by developments involving the performance (operations, liquidity or financial condition) of General Motors (excluding Hughes). The Board of Directors declared a dividend on the Class H Common Stock of $0.20 per share in each quarter of 1994 and $0.18 per share in each quarter of 1992 and 1993, which in each case was based on an annual rate higher than 35% of the Available Separate Consolidated Net Income of Hughes for the preceding year (excluding the effect of a $749.4 million after-tax special Hughes restructuring charge recorded in 1992). In February 1995, the Board of Directors of General Motors increased the quarterly dividend on Class H Common Stock from $0.20 per share to $0.23 per share (which is based on an annual rate of approximately 35% of the Available Separate Consolidated Net Income of Hughes for 1994).

  Under Delaware law and the General Motors Certificate of Incorporation, the General Motors Board of Directors is not required to declare dividends on any class of General Motors common stock. If and to the extent the General Motors Board of Directors chooses to declare dividends on any or all of the classes of its common stock, neither Delaware law nor the General Motors Certificate of Incorporation requires that there be any proportionate or other fixed relationship between the amount of dividends declared with respect to such different classes of common stock. The General Motors Board of Directors reserves the right to reconsider from time to time its practices and policies regarding dividends on GM's common stocks and to increase or decrease the dividends paid on GM's common stocks on the basis of General Motors' consolidated financial position, including liquidity, and other factors, including, with regard to Class H Common Stock, the earnings and consolidated financial position of Hughes. See "Appendix A--Common Stock--Dividends." Information concerning General Motors and its consolidated financial performance, including Management's Discussion and Analysis, may be found in the documents incorporated herein by reference, including the GM 1994 Form 10-
K. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by General Motors to holders of Class H Common Stock and cash dividends or other amounts that may be paid by Hughes to General Motors. However, it has been the practice of the Board of Directors of Hughes to pay quarterly cash dividends to General Motors in an aggregate amount equal to the quarterly dividend per share paid by General Motors on Class H Common Stock multiplied by the denominator of the fraction used to determine the Available Separate Consolidated Net Income of Hughes. See "Relationship Between General Motors and Hughes."

VOTING RIGHTS

  Under the General Motors Certificate of Incorporation, holders of Class H Common Stock may cast one-half of a vote per share on all matters submitted to General Motors stockholders for a vote, while holders of $1 2/3 Par Value Common Stock may cast one vote per share and holders of Class E Common Stock may cast one-eighth of a vote per share. Holders of all three classes of common stock vote together on all matters, except that separate class votes are required for certain amendments to the General Motors Certificate of Incorporation. See "Appendix A--Common Stock-- Voting."

LIQUIDATION RIGHTS

  In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, the General Motors Certificate of Incorporation provides that, after the holders of General Motors Preferred Stock, if any were outstanding, and Preference Stock receive the full preferential amounts to which they are entitled, holders of the Class H Common Stock, $1 2/3 Par Value Common Stock and Class E Common Stock will receive the assets remaining for distribution to the General Motors stockholders on a per share basis in proportion to the respective per share liquidation units of such classes. Subject to adjustment as described below, each share of Class H Common Stock, $1 2/3 Par Value Common Stock and Class E Common Stock would currently be entitled to liquidation units of approximately one-half (0.50), one (1.0) and one-eighth (0.125), respectively. Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes). See "Appendix A--Common Stock--Liquidation Rights."

RECAPITALIZATION

  Under the General Motors Certificate of Incorporation, all outstanding shares of Class H Common Stock may be recapitalized as shares of $1 2/3 Par Value Common Stock (i) at any time after December 31, 1995, in the sole discretion of the General Motors Board of Directors, subject to certain conditions based on the amount of dividends paid on Class H Common Stock during the five full fiscal years prior to the proposed recapitalization, or (ii) automatically, if at any time General Motors disposes of substantially all of the business of HAC (or its successors) or Delco Electronics. In the event of such a recapitalization, each holder of Class H Common Stock would receive shares of $1 2/3 Par Value Common Stock having a market value, as of the valuation date provided for in the General Motors Certificate of Incorporation, equal to 120% of the market value of such holder's Class H Common Stock on such valuation date. Based on the dividends paid on Class H Common Stock in 1990 through 1994, the conditions described in clause (i) above would be satisfied during 1995 (although the General Motors Board of Directors may not elect to recapitalize Class H Common Stock as described in clause (i) until after December 31, 1995). See "Appendix A--Common Stock--Recapitalization by Exchange of Stock."

CONSIDERATIONS RELATING TO MULTI-CLASS COMMON STOCK CAPITAL STRUCTURE

  Class H Common Stock is one of three classes of General Motors common stock. The General Motors Certificate of Incorporation restricts the power of the General Motors Board of Directors to declare and pay dividends on any one of the three classes of common stock to certain defined amounts which are attributable to each separate class of common stock and based on the legally available retained earnings of General Motors. For dividend purposes, this restriction serves to preserve the interest in retained earnings of holders of each class of GM common stock in relation to the interests therein of holders of the other two classes. However, this restriction does not result in a physical segregation of the assets of General Motors, Hughes or EDS, nor does it result in the establishment of separate accounts or dividend or liquidation preferences with respect to such assets for the benefit of the holders of any of the three separate classes of General Motors common stock. Holders of Class H Common Stock and Class E Common Stock have no direct rights in the equity or assets of Hughes or EDS, but rather, together with holders of $1 2/3 Par Value Common Stock, have certain liquidation rights in the equity and assets of General Motors (which includes 100% of the stock of both Hughes and EDS).

  The existence of multiple classes of common stock with separate dividend rights as provided for in the General Motors Certificate of Incorporation can give rise to potential divergences among the interests of the holders of each of the separate classes of General Motors common stock with respect to various intercompany transactions and other matters. Because General Motors is incorporated under the Delaware General Corporation Law, the laws of Delaware govern the duties of the General Motors Board of Directors with respect to such divergences. Under Delaware law, the General Motors Board of Directors owes an equal fiduciary duty to all holders of General Motors common stock and must act with due care and on an informed basis in the best interest of General Motors and all such stockholders, regardless of class. In this regard, the General Motors Board of Directors, in the discharge of its fiduciary duties, takes care, principally through its Capital Stock Committee (comprised entirely of independent directors of General Motors), to oversee the policies, programs and practices of General Motors which may impact the potentially divergent interests of the three classes of General Motors common stock.

  The By-Laws of General Motors, in defining the role of the Capital Stock Committee, provide that such Committee shall oversee those matters in which the three classes of stockholders may have divergent interests, particularly as they relate to: (a) the business and financial relationships between General Motors or any of its units with Hughes, General Motors or any of its units with EDS, and between Hughes and EDS; (b) dividends in respect of, disclosures to stockholders and the public concerning, and transactions by GM or any of its subsidiaries in, shares of Class H Common Stock or Class E Common Stock; and
(c) any matters arising in connection therewith, all to the extent the Committee may deem appropriate, and to recommend such changes in such policies, programs and practices as the Committee may deem appropriate. In performing this function, the Capital Stock Committee's role is not to make decisions concerning matters referred to its attention, but rather to oversee the process by which decisions concerning such matters are made. The Committee does this with a view towards, among other things, assuring a process of fair dealing among GM, Hughes and EDS as well as fairness to the interests of all GM stockholders in the resolution of such matters.

HOWARD HUGHES MEDICAL INSTITUTE

  As of the date hereof, HHMI owns 17,503,800 shares or approximately 18.5% of the Class H Common Stock outstanding (based on the number of shares outstanding as of February 28, 1995). After the completion of this offering, HHMI will own 2,503,800 shares or approximately 2.6% of the Class H Common Stock outstanding (based on the number of shares outstanding as of February 28, 1995). See "Selling Stockholder."

  HHMI acquired its shares of Class H Common Stock in 1985 in connection with GM's acquisition of HAC from HHMI. HHMI's investment in shares of Class H Common Stock constitutes its single largest investment. HHMI is selling the shares of Class H Common Stock offered hereby in order to diversify its portfolio of investments and in light of the expiration on March 1, 1995 of transfer restrictions on 15,000,000 of HHMI's shares of Class H Common Stock under an agreement between General Motors and HHMI dated February 27, 1989, as amended. After the sale of the shares offered hereby, HHMI's remaining shares of Class H Common Stock would still constitute one of HHMI's largest equity investments.

              FINANCIAL REVIEW OF HUGHES AND ITS BUSINESS SEGMENTS

  Class H Common Stock is one of three classes of General Motors common stock. Dividends on Class H Common Stock may be declared and paid out of the assets of General Motors only to the extent of (i) the paid in surplus of General Motors attributable to Class H Common Stock plus (ii) an allocated portion of the earnings of Hughes. See "Class H Common Stock--Dividend Policy." The following Financial Review discusses the performance of Hughes and its business segments for the years ended December 31, 1994, 1993 and 1992. Information concerning General Motors and its consolidated financial performance, including Management's Discussion and Analysis, may be found in the documents incorporated herein by reference, including the GM 1994 Form 10-K.

  Because the amount available for payment of dividends on Class H Common Stock is based on the earnings of Hughes without giving effect to purchase accounting adjustments related to the acquisition of HAC by General Motors, the financial information in this Financial Review does not give effect to such purchase accounting adjustments. For additional information, including the consolidated financial statements of Hughes giving effect to the purchase accounting adjustments, the reader should refer to Appendix B, to the consolidated financial statements of General Motors and Hughes (including the notes thereto) and Management's Discussion and Analysis which are included in the GM 1994 Form 10-K and are incorporated herein by reference and the other documents incorporated herein by reference.

  As described above under "Prospectus Summary--Summary Financial Data-- Hughes--Hughes Unaudited Summary Consolidated Pro Forma Segment Data," in order to better reflect Hughes' strategic direction and the manner in which its businesses are now managed, effective January 1, 1995, Hughes will report its operations in three business segments. All financial data in this Prospectus (other than that presented under "Prospectus Summary--Summary Financial Data-- Hughes--Hughes Unaudited Summary Consolidated Pro Forma Segment Data--Four Business Segment Data" and in the Hughes Consolidated Financial Statements included in Appendix B) are presented to reflect the new three business segment presentation.

HUGHES

  The following table sets forth unaudited summary Hughes consolidated pro forma financial data. These data exclude purchase accounting adjustments related to GM's acquisition of HAC.

                                                 AS OF AND FOR THE YEARS
                                                   ENDED DECEMBER 31,
                                              -------------------------------
                                                1994       1993       1992
                                              ---------  ---------  ---------
                                               (AMOUNTS IN MILLIONS EXCEPT
                                                   PER SHARE DATA AND
                                                      PERCENTAGES)
INCOME STATEMENT DATA
  Net Sales
    Outside Customers........................ $ 9,108.7  $ 9,062.8  $ 8,267.6
    General Motors and Affiliates............   4,953.6    4,387.4    3,901.4
  Other Income--net..........................      37.1       67.3      128.1
                                              ---------  ---------  ---------
      Total Revenues.........................  14,099.4   13,517.5   12,297.1
  Restructuring Charge.......................       --         --     1,237.0
  Operating Profit (Loss) (a)................   1,630.4    1,460.1     (194.2)
  Interest Expense...........................      15.1       33.2       60.6
  Income (Loss) Before Income Taxes and
   Cumulative Effect of Accounting Changes... $ 1,652.4  $ 1,494.2  $  (126.7)
  Effective Income Tax Rate..................      34.7%      38.3%      37.0%
  Earnings (Loss) Used for Computation of
   Available Separate Consolidated Net Income
   (Loss)*................................... $ 1,049.2  $   921.6  $  (921.6)
                                              =========  =========  =========
  Average Number of Shares of Class H Common
   Stock Outstanding (Numerator).............      92.1       88.6       75.3
  Class H Dividend Base (Denominator)........     399.9      399.9      399.9
  Available Separate Consolidated Net Income
   (Loss)*................................... $   241.6  $   204.5  $  (142.3)
  Earnings (Loss) Attributable to Class H
   Common Stock on a Per Share Basis*........ $    2.62  $    2.30  $   (2.29)
  Dividends Per Share of Class H Common
   Stock.....................................      0.80       0.72       0.72
SELECTED FINANCIAL STATEMENT DATA
  Cash and Marketable Securities............. $ 1,501.8  $ 1,008.7  $   702.7
  Total Assets (b)...........................  11,845.2   10,988.0   10,956.3
  Long-Term Debt and Capitalized Leases......     353.5      416.8      711.0
  Stockholder's Equity (b) (c)...............   4,970.5    4,199.0    3,562.1
  Depreciation and Amortization (d)..........     470.2      503.5      487.1
  Capital Expenditures (e)...................     746.3      580.0      558.5
SELECTED FINANCIAL RATIOS
  Operating Profit (Loss) Margin (f).........      11.6%      10.9%      (1.6)%
  Pre-Tax Profit (Loss) Margin (g)...........      11.8       11.1       (1.0)
  Net Profit (Loss) Margin (h)*..............       7.5        6.9       (7.6)
  Return on Equity (b) (i)*..................      22.9       23.7      (21.9)
  Pre-Tax Return on Total Assets (b) (j).....      14.5       13.6       (1.2)

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).
(c) General Motors' equity in its wholly-owned subsidiary, Hughes.
(d) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $123.8 million in 1994, 1993 and 1992. See Note 7 to the Hughes Consolidated Financial Statements in Appendix B.
(e) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million and $101.6 million in 1994, 1993 and 1992, respectively.
(f) Operating Profit (Loss) as a percentage of Net Sales.
(g) Income (Loss) Before Income Taxes and Cumulative Effects of Accounting Changes as a percentage of Net Sales.
(h) Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss) as a percentage of Net Sales.
(i) Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss) as a percentage of average Stockholder's Equity (General Motors' equity in its wholly-owned subsidiary, Hughes).
(j) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of average Total Assets.
* Includes impact of unfavorable cumulative effect of accounting changes of $30.4 million, or $0.08 per share in 1994, and $872.1 million, or $2.18 per share in 1992.

 Overview

  Effective January 1, 1995, Hughes conducts its operations in three primary business segments: Automotive Electronics; Aerospace and Defense Systems; and Telecommunications and Space.

  Hughes' sales of automotive electronics are heavily dependent on General Motors' production of motor vehicles in North America, which is dependent on market and industry conditions as well as work stoppages, labor strikes and other matters affecting General Motors. The automotive industry is historically cyclical. Hughes' sales of automotive electronics to GM NAO are also dependent upon the level of Hughes-supplied electronic content (based on the number and sophistication of electronic functions) per vehicle and the price of such electronics. Since 1992, pursuant to its global sourcing initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. As a result, Hughes has reduced its prices to GM NAO and Hughes expects prices to continue to decline.

  Approximately 69% of Hughes' 1994 revenues in the Aerospace and Defense Systems segment were attributable to the U.S. Department of Defense. Hughes' business has been affected by efforts to reduce the U.S. budget deficit through reductions in defense spending. While the precise effects on specific Hughes programs cannot be known at this time, the general decline in the U.S. defense budget in real dollars is expected to continue, intensifying the competition in a highly competitive market. Hughes' strategy includes diversification of its U.S. defense sales and, in 1994, no single U.S. Department of Defense program accounted for more than approximately 10% of Hughes' Aerospace and Defense Systems segment revenues (or approximately 4% of Hughes' total revenues), and the ten largest U.S. Department of Defense programs, in the aggregate, accounted for less than 45% of the Aerospace and Defense Systems segment revenues. Hughes' contracts with the U.S. government are subject to termination by the government either for its convenience or for default by Hughes and awards may be contested by other bidders. Sales to the U.S. government may be affected by changes in acquisition policies, budget considerations, changing concepts in national defense, spending priorities, and other factors that are outside Hughes' control. See "Business of Hughes--General--United States Government Contracts."

  In its Telecommunications and Space segment, Hughes' telecommunications businesses compete with other communications technologies and systems, such as, with respect to telecommunications systems for fixed and mobile applications, fiber optics networks, cable systems, wire telephony and radio-based systems and other satellite-based systems. In direct-to-home satellite broadcasting services, Hughes competes and will compete in present and future telecommunications markets with telephone companies, cable television, other broadcast television and other entertainment services, including video rentals, as well as direct broadcast services operated by others.

  The impact of the factors described above has been mitigated, and, Hughes believes, may continue to be mitigated, by reducing costs and increasing sales of automotive electronics to international customers and North American customers other than GM NAO, the diversification of Hughes' electronics-based aerospace and defense products and systems, and the continuing strong sales of satellite-based communications products and services.

   As Hughes seeks to increase its international sales in all its business segments, it will meet increased competition from foreign companies. International operations also present risks not present in U.S. operations, including stability of foreign governments, currency and exchange risks and local political issues.

  To the extent Hughes' financial information is affected by the factors described above, such financial information may not necessarily be indicative of Hughes' future operating results or financial condition.

 Results of Operations

  Hughes reported revenues of $14,099.4 million in 1994, an increase of 4.3% over 1993, and $13,517.5 million in 1993, an increase of 9.9% compared with 1992 revenues of $12,297.1 million. The increase in revenues over the last three years is largely the result of continued growth in the Automotive Electronics segment, Aerospace and Defense Systems segment revenues generated by the missile systems business acquired from General Dynamics Corporation ("General Dynamics") in August 1992, and the ongoing success in the Telecommunications and Space segment. However, lower production rates and planned terminations on several defense programs resulted in a decline in Aerospace and Defense Systems segment revenues in 1994. Approximately 35.1%, 32.5% and 31.7% of Hughes' total revenues in 1994, 1993 and 1992, respectively, were attributable to sales to General Motors and its affiliates, and are primarily included in the Automotive Electronics segment. International revenues accounted for approximately 19.0%, 15.9% and 14.2% of Hughes' revenues in 1994, 1993 and 1992, respectively. Revenues under U.S. government contracts accounted for approximately 37.6%, 44.2% and 46.1% of Hughes' total revenues in 1994, 1993 and 1992, respectively, and are primarily included in the Aerospace and Defense Systems segment and the Telecommunications and Space segment. See "Business of Hughes--General--United States Government Contracts."

  Included in revenues is other income of $37.1 million, $67.3 million and $128.1 million for 1994, 1993 and 1992, respectively. The 1994 amount includes a $35.0 million pre-tax charge for the expected loss on disposition of a subsidiary. The 1993 amount includes a gain of $89.7 million on the sale of Hughes' 30% interest in Japan Communications Satellite Company, Inc. ("JCSAT") and a $55.0 million charge related to the sale of Rediffusion and related entities in December 1993. The 1992 amount includes proceeds of $35.0 million from settlement of a patent infringement suit and a $28.0 million gain resulting from the formation of the Hughes-JVC Technology joint venture.

  Operating profit was $1,630.4 million in 1994, an increase of 11.7% over 1993, and $1,460.1 million in 1993, an increase of 40.0% compared to 1992 operating profit of $1,042.8 million (excluding the 1992 special provision for restructuring described below). Operating profit margin (operating profit divided by net sales), on a comparable basis, was 11.6%, 10.9%, and 8.6% in 1994, 1993, and 1992, respectively. The improvement in both operating profit and operating profit margin over this time period was primarily the result of the continuing emphasis on cost reduction efforts, most notably in the Automotive Electronics segment and the Aerospace and Defense Systems segment, and the overall growth in revenues.

  Selling, general, and administrative expenses were $1,018.3 million in 1994, an increase of 9.6% over 1993, and $929.1 million in 1993, a decrease of 10.3% compared to $1,036.2 million in 1992. Selling, general and administrative expenses were 7.2%, 6.9% and 8.4% of revenues in 1994, 1993 and 1992, respectively. The $89.2 million increase in 1994 was primarily due to the commencement of nationwide DIRECTV service and increased international sales activities in Hughes' telecommunications equipment and services business. The decrease of $107.1 million in 1993 was primarily due to cost reductions resulting from restructuring activities which began in the second half of 1992.

  Interest expense decreased 54.5% in 1994 and 45.2% in 1993 primarily due to an overall decrease in debt balances and an increase in the amount of capitalized interest associated with the construction of telecommunications and other equipment.

  The effective income tax rate was 34.7%, 38.3%, and 37.0% in 1994, 1993, and 1992, respectively. The lower 1994 tax rate resulted from the recognition of capital loss carryforward benefits. The Revenue Reconciliation Act of 1993 did not have a material adverse effect on Hughes' 1994 or 1993 earnings and is not expected to have a significant impact in future years.

  Hughes' 1994 earnings were $1,049.2 million, or $2.62 per share of Class H Common Stock, an increase of 13.8% compared with 1993 earnings of $921.6 million, or $2.30 per share, and a loss in 1992 of $921.6 million or $2.29 per share. Earnings in 1994 include the unfavorable effect of an accounting change for postemployment benefits, while 1992 earnings included the restructuring charge described below and the accounting changes for postretirement benefits and revenue recognition described below. Excluding these special items, Hughes' earnings in 1994 and 1992 would have been $1,079.6 million, or $2.70 per share, and $699.9 million, or $1.76 per share, respectively.

  Hughes took a special charge in June 1992 of $1,237.0 million ($749.4 million after-tax, or $1.87 per share of Class H Common Stock), for the restructuring of Hughes' non-automotive operations. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $228.3 million, $527.6 million and $250.9 million were charged against the reserve during 1994, 1993, and 1992, respectively. In addition, in 1994 and 1993 the restructuring reserve was increased by $35.0 million and $78.0 million, respectively, primarily due to changes in the estimated loss on disposition of two subsidiaries. The remaining liability of $343.2 million relates primarily to reserves for excess leased facilities and other site consolidation costs. Approximately $288.2 million of this amount will require future cash outflows. It is expected that these costs will be expended predominantly over the next three years.

  Hughes adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits, effective January 1, 1994. This Statement requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The cumulative effect of this accounting change as of January 1, 1994 was $49.6 million, or $30.4 million after-tax ($0.08 per share of Class H Common Stock).

  Hughes adopted SFAS No. 106 in January 1992. This Statement requires that the cost of postretirement benefits other than pensions be recognized in the financial statements during the period employees provide service to Hughes. Hughes' previous practice was to recognize the cost of such postretirement benefits when incurred (pay-as-you-go). The cumulative effect of this accounting change as of January 1, 1992 was $1,366.6 million, or $832.1 million after-tax ($2.08 per share of Class H Common Stock).

  Hughes has disclosed in its financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent enforceable liabilities of Hughes.

  Hughes changed its revenue recognition policy for certain commercial long-term contracts effective January 1, 1992 from the percentage-of-completion method to the units-of-delivery method. The unfavorable effect of this change was $40.0 million after-tax, or $0.10 per share of Class H Common Stock.

  The 1994 year-end backlog of $13,210 million remained relatively unchanged from the 1993 amount of $13,399 million. Year-end 1993 backlog decreased $623 million from the $14,022 million reported in 1992 primarily due to the sale of Rediffusion. A portion of the backlog is subject to appropriation decisions by the U.S. government subsequent to award. In addition, Hughes' contracts with the U.S. government are subject to termination by the government either for its convenience or for default by Hughes. Sales to the U.S. government may be affected by changes in acquisition policies, budget considerations, changing concepts in national defense, spending priorities, and other factors that are outside Hughes' control. See "Business of Hughes--General--United States Government Contracts."

 Liquidity and Capital Resources

  Hughes' balance sheet strengthened further in 1994 as cash and cash equivalents increased $493.1 million to $1,501.8 million at December 31, 1994. Operating activities provided net cash of $1,376.8 million in 1994 as Hughes achieved record earnings while aggressively managing working capital. Additional cash of $200 million was generated by the collection of a note receivable from General Motors. Cash was used to fund capital expenditures for property and special tools and telecommunications and other equipment (primarily related to the DIRECTV service), as well as to pay dividends to General Motors.

  Cash and cash equivalents at December 31, 1993 amounted to $1,008.7 million, a $306.0 million increase from $702.7 million at December 31, 1992. The increase was due to net cash provided by operating activities of $1,493.5 million, partially offset by net cash used in investing and financing activities. Proceeds from the sale of investments and businesses, and from the disposal of property, generated an additional $396.6 million of cash in 1993. Cash was used primarily to fund capital expenditures, reduce outstanding debt and pay dividends to General Motors.

  As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 1.76 at December 31, 1994, 1.61 at December 31, 1993, and 1.44 at December 31, 1992. These increases were due to the build-up of cash balances described above.

  Property, net of accumulated depreciation, decreased $22.6 million in 1994 while telecommunications and other equipment, net of accumulated depreciation, increased $304.1 million primarily due to expenditures related to the DIRECTV service.

  Total capital expenditures (including both property and equipment and telecommunications and other equipment) were $746.3 million, $580.0 million and $558.5 million in 1994, 1993 and 1992, respectively. Management anticipates that total capital expenditures will increase to approximately $875 million in 1995 and will be financed primarily from cash provided by operating activities.

  Expenditures for property and equipment were $490.5 million in 1994 compared with $448.9 million and $456.9 million in 1993 and 1992, respectively. Management anticipates that capital expenditures in 1995 will increase approximately $160 million over 1994 and will be financed primarily from cash provided by operating activities.

  Telecommunications and other equipment expenditures were $255.8 million in 1994 compared with $131.1 million and $101.6 million in 1993 and 1992, respectively. Management anticipates that telecommunications and other equipment expenditures in 1995 will decrease approximately $30 million from 1994 and will be financed primarily from cash provided by operating activities.

  Long-term debt and capitalized leases was $353.5 million at December 31, 1994, a decrease of $63.3 million from $416.8 million at December 31, 1993, reflecting scheduled principal payments. Long-term debt and capitalized leases decreased $294.2 million in 1993, from $711.0 million at December 31, 1992, partially due to the prepayment of debt to GM arising in connection with the General Dynamics missile systems business acquisition and the repayment of certain Japanese yen debt related to Hughes' investment in JCSAT. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity decreased to 6.6% in 1994 from 9.0% in 1993, and 16.6% in 1992.

  In evaluating both its pension and retiree medical liabilities, Hughes recognized the impact of the recent increase in long-term interest rates by increasing the discount rate used in determining the actuarial present values of the projected benefit obligations. In 1994, the weighted average discount rate for pension obligations for Hughes' non-automotive employees increased from 7.5% to 8.75% and the weighted average discount rate for Hughes' other postretirement benefits increased from 6.99% to 8.57%.

  For information concerning litigation affecting Hughes, see Note 17 to the Hughes Consolidated Financial Statements included in Appendix B and the GM 1994 Form 10-K, which is incorporated herein by reference.

AUTOMOTIVE ELECTRONICS SEGMENT

  The following table sets forth unaudited selected pro forma consolidated financial data for Hughes' Automotive Electronics segment.

                                                    AS OF AND FOR THE YEARS
                                                       ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1993      1992
                                                   --------  --------  --------
                                                      (DOLLARS IN MILLIONS
                                                             EXCEPT
                                                          PERCENTAGES)
   Revenues....................................... $5,221.7  $4,453.4  $3,935.3
   Revenues as a percentage of Hughes Revenues....     37.0%     32.9%     32.0%
   Net Sales...................................... $5,170.6  $4,451.0  $3,926.7
   Operating Profit (a)...........................    794.8     624.3     463.2
   Operating Profit Margin (b)....................     15.4%     14.0%     11.8%
   Depreciation and Amortization.................. $  142.2  $  146.8  $  121.4
   Capital Expenditures...........................    166.4     148.2     263.9

  --------
  (a) Net Sales less Total Costs and Expenses other than Interest Expense.
  (b) Operating Profit as a percentage of Net Sales.

  Revenues in the Automotive Electronics segment increased in 1994 to $5,221.7 million from $4,453.4 million in 1993, a 17.3% increase, as compared with $3,935.3 million in 1992, a 13.2% increase in 1993. The increases are primarily attributable to three factors: (1) an increase in Hughes-supplied electronic content per GM North American-produced vehicle to $857 in 1994 from $782 and $760 in 1993 and 1992, respectively; (2) an increase in GM North American vehicle production of 8% between 1994 and 1993 and 9% between 1993 and 1992; and (3) an increase in sales to customers other than GM NAO to $672 million in 1994 from $603 million and $484 million in 1993 and 1992, respectively. See "Automotive Electronics" for further discussion of these factors and their effect on Hughes revenues.

  Operating profit for the Automotive Electronics segment steadily increased over the last three years. In 1994, operating profit was $794.8 million compared with $624.3 million in 1993 and $463.2 million in 1992. The increases are attributable not only to the increased electronic content per vehicle and higher vehicle volumes, but also to an aggressive cost reduction program at Delco Electronics, which has yielded cost savings (without giving effect to inflation) of 11%, 10% and 9% in 1994, 1993, and 1992, respectively. The operating profit margin was 15.4%, 14.0%, and 11.8% in 1994, 1993, and 1992, respectively. Operating profit margins beyond 1995 are not expected to be maintained at the current level due to the potential for reduced auto production volumes, increased pricing pressures, and GM NAO's global sourcing initiatives. See "Automotive Electronics."

  Depreciation and amortization in the Automotive Electronics segment was $142.2 million, $146.8 million and $121.4 million in 1994, 1993 and 1992, respectively. The increase from 1992 to 1993 was due to additional depreciation related to the upgrade and expansion of facilities completed in 1993. Hughes anticipates that the Automotive Electronics segment's depreciation and amortization expenses, excluding tool bill recovery fluctuations, will increase as new and expanded facilities are brought on-line.

  Capital expenditures in the Automotive Electronics segment increased to $166.4 million in 1994, compared with $148.2 million in 1993, a decrease of $115.7 million from 1992. The increase in capital spending in 1994 reflects expenditures for technology upgrades at certain facilities. The decrease in capital spending in 1993 reflects the completion of several projects to upgrade and expand facilities and a decrease in expenditures related to model changes.

AEROSPACE AND DEFENSE SYSTEMS SEGMENT

  The following table sets forth unaudited selected pro forma consolidated financial data for Hughes' Aerospace and Defense Systems segment. These data exclude purchase accounting adjustments related to GM's acquisition of HAC.

                                                   AS OF AND FOR THE YEARS
                                                      ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
                                                     (DOLLARS IN MILLIONS
                                                            EXCEPT
                                                         PERCENTAGES)
   Revenues...................................... $6,023.6  $6,472.2  $5,827.0
   Revenues as a percentage of Hughes Revenues...     42.7%     47.9%     47.4%
   Net Sales..................................... $6,007.3  $6,442.9  $5,781.8
   Restructuring Charge..........................      --        --      911.8
   Operating Profit (Loss) (a)...................    663.6     664.2    (466.6)
   Operating Profit (Loss) Margin (b)............     11.0%     10.3%     (8.1)%
   Depreciation and Amortization (c)............. $  158.5  $  201.2  $  219.1
   Capital Expenditures..........................    159.5     131.4     100.3

  --------
  (a) Net Sales less Total Costs and Expenses other than Interest Expense.
  (b) Operating Profit (Loss) as a percentage of Net Sales.
  (c) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $100.9 million in 1994, 1993 and 1992. See Note 7 to Hughes' Consolidated Financial Statements in Appendix B.

  Aerospace and Defense Systems segment revenues were $6,023.6 million in 1994, a 6.9% decrease from 1993 revenues of $6,472.2 million. The decline was principally due to the full year impact of lower production rates and planned terminations on several U.S. defense programs. Revenues increased $645.2 million, or 11.1%, between 1993 and 1992. The increase was due largely to revenues from a full year of operations of the missile systems business acquired in August 1992 from General Dynamics, as well as increased effort on the Peace Shield air defense system for Saudi Arabia.

  Operating profit in the Aerospace and Defense Systems segment of $663.6 million in 1994 remained relatively unchanged from $664.2 million in 1993, compared with $445.2 million (excluding the restructuring charge described above) in 1992. Operating profit in 1994 was negatively impacted by air traffic control contract costs for which the expected revenues are not yet recognizable for financial reporting purposes, pending contract negotiations. Such decrease was offset by benefits derived from ongoing efforts to reduce costs. The increase in 1993 over 1992 reflects the ongoing efforts to reduce costs across Hughes' aerospace and defense businesses and continued benefits from the acquisition and consolidation of the missile systems business acquired from General Dynamics in August 1992. Future operating profits could be negatively impacted by further reductions in the U.S. defense budget.

  Depreciation and amortization expense in the Aerospace and Defense Systems segment decreased from 1992 to 1994, largely because of the disposition of excess assets and facilities in conjunction with the 1992 restructuring and the consolidation of Hughes' missile systems business.

  Capital expenditures in the Aerospace and Defense Systems segment for 1994, 1993 and 1992 were $159.5 million, $131.4 million and $100.3 million, respectively. The increases in 1994 and 1993 were due to expenditures related to the consolidation of facilities in an effort to increase the operational efficiencies of manufacturing and engineering activities.

TELECOMMUNICATIONS AND SPACE SEGMENT

  The following table sets forth unaudited selected pro forma consolidated financial data for Hughes' Telecommunications and Space segment. These data exclude purchase accounting adjustments related to GM's acquisition of HAC.

                                                    AS OF AND FOR THE YEARS
                                                       ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1993      1992
                                                   --------  --------  --------
                                                      (DOLLARS IN MILLIONS
                                                             EXCEPT
                                                          PERCENTAGES)
   Revenues....................................... $2,596.2  $2,238.3  $1,982.4
   Revenues as a percentage of Hughes Revenues....     18.4%     16.6%     16.1%
   Net Sales...................................... $2,633.8  $2,135.8  $1,972.9
   Restructuring Charge...........................      --        --      195.3
   Operating Profit (a)...........................    271.0     209.6      50.7
   Operating Profit Margin (b)....................     10.3%      9.8%      2.6%
   Depreciation and Amortization (c).............. $  140.8  $  114.0  $  122.8
   Capital Expenditures (d).......................    399.3     271.8     182.7

  --------
  (a) Net Sales less Total Costs and Expenses other than Interest Expense.
  (b) Operating Profit as a percentage of Net Sales.
  (c) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $21.0 million in 1994, 1993 and 1992. See Note 7 to Hughes' Consolidated Financial Statements in Appendix B.
  (d) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million and $101.6 million in 1994, 1993 and 1992, respectively.

  Revenues in the Telecommunications and Space segment were $2,596.2 million in 1994, a 16.0% increase over 1993 revenues of $2,238.3 million. The increase resulted from higher cellular communications equipment and private business network sales, additional satellite transponder sales, increased satellite construction sales, and the commencement of DIRECTV service. Revenues for 1993 were 12.9% higher than 1992 revenues of $1,982.4 million. The 1993 increase in revenues reflects additional sales of satellites to commercial customers and increased sales of fixed wireless and cellular communications equipment and services internationally.

  Operating profit in the Telecommunications and Space segment increased in 1994 to $271.0 million, a 29.3% increase over the $209.6 million reported in 1993. The improvement is a result of the sale of additional satellite transponders and increased cellular communications equipment, private business networks and satellite construction sales, partially offset by higher operating expenses relating to the commencement of DIRECTV service. Excluding the 1992 restructuring charge, 1993 operating profit declined 14.8% from 1992 operating profit of $246.0 million. The decrease was due to a reduction in revenues from satellite transponder sales and an increase in costs related to the DIRECTV service, partially offset by the recognition of cost savings from satellite construction activities in 1992. Operating profit margins were 10.3% in 1994, 9.8% in 1993 and 2.6% in 1992. The 1995 margin will be negatively impacted by the increased operating expenses associated with the continued expansion of the DIRECTV service. After 1995, the Telecommunications and Space segment's operating margins are expected to increase as the DIRECTV service becomes profitable.

  Depreciation and amortization was $140.8 million in 1994, $114.0 million in 1993 and $122.8 million in 1992. The increase in depreciation and amortization between 1992 and 1994 is due principally to the increases in telecommunications and other equipment described below.

  Capital expenditures, including expenditures related to telecommunications and other equipment, increased to $399.3 million from $271.8 million in 1993 and $182.7 million in 1992, primarily reflecting continuing investment in satellite and ground equipment associated with the DIRECTV service.

Telecommunications and other equipment expenditures were $255.8 million in 1994, $131.1 million in 1993 and $101.6 million in 1992. Hughes expects to pursue global telecommunications opportunities which would likely increase the expenditures for telecommunications and other equipment in the near term.

CORPORATE AND OTHER

  Included in Corporate and Other are business units not reported in any of the three segments described above, including Avicom, certain portions of the former HIEC and, prior to 1994, Rediffusion.

  Corporate and Other revenues were $257.9 million in 1994, a 27.1% decline from 1993 revenues of $353.6 million. Revenues for 1993 were 36.0% lower than 1992 revenues of $552.4 million. The decline in 1994 was primarily due to the sale of Rediffusion in December 1993, while the decline in 1993 was primarily due to reduced sales at Rediffusion and the nonrecurring other income items described below. The 1993 amount includes a $55.0 million charge related to the sale of Rediffusion and related entities in December 1993 and the 1992 amount includes proceeds of $35.0 million from settlement of a patent infringement suit and a $28.0 million gain resulting from the formation of a Hughes-JVC Technology joint venture.

  The operating loss attributed to Corporate and Other in 1994 was $99.0 million, compared with operating losses of $38.0 million in 1993 and $111.6 million (excluding the restructuring charge of $129.9 million described above) in 1992. The operating loss in 1994 was primarily attributable to an $83 million operating loss at Avicom resulting from additional costs and revenue deferral related to product development and initial systems service of its in-flight entertainment systems. See "Corporate and Other."

                          OVERVIEW OF HUGHES BUSINESS

  Hughes, a wholly-owned subsidiary of General Motors, develops, manufactures and markets automotive electronics products and systems, aerospace and defense electronics products and systems, and satellites and satellite-based communications systems, and provides related services. Based on the most recently available Fortune 500 survey, Hughes on an independent basis would have ranked among the 40 largest industrial corporations in the United States. Hughes is one of the world's leading suppliers of automotive electronics, a leading supplier of aerospace and defense electronics systems and a world leader in the manufacture and private ownership and operation of communications satellites. Hughes provides a broad range of satellite-related services and is a leader in the United States direct broadcast satellite market with its programming distribution service known as DIRECTV, which was introduced in 1994 and is the first high-powered, all digital direct-to-home television distribution service in North America.

  Hughes currently conducts its operations in three primary business segments:
Automotive Electronics; Aerospace and Defense Systems; and Telecommunications and Space. In 1994, these segments represented, respectively, 37%, 43% and 18% of Hughes' revenues and 49%, 41% and 17% of Hughes' operating profit (excluding purchase accounting adjustments related to GM's acquisition of HAC) and operations reported as Corporate and Other represented approximately 2% of revenues and reported an operating loss of $99.0 million. See "Corporate and Other."

  Hughes seeks to enhance its profitability and status as a growth company in the increasingly competitive worldwide market for advanced electronics products and systems through cost competitiveness, technological leadership, growth and diversification of its product lines, expanded international and non-defense activities, and increased market leadership through strategic acquisitions and divestitures. Hughes believes that its continued growth will depend largely upon the factors discussed below. Hughes participates in markets that are highly competitive. See "Business of Hughes--General-- Competition." In addition, Hughes will meet increased competition from foreign companies as it seeks to increase its international sales. International operations present risks not present in U.S. operations, including stability of foreign governments, currency and exchange rate risks and local political issues.

MAINTAINING COMPETITIVE POSITION WITH GM NAO AND EXPANDING OTHER
AUTOMOTIVEELECTRONICS SALES

  Hughes, through its wholly-owned subsidiary, Delco Electronics, is one of the world's leading suppliers of automotive electronics. Hughes' strategy in its Automotive Electronics segment is to maintain its position as a principal supplier to GM NAO while continuing to expand sales to international and other customers. Hughes' sales of automotive electronics are heavily dependent on General Motors' production of motor vehicles in North America, the level of Hughes-supplied electronic content (based on the number and sophistication of electronic functions) per vehicle and the price of such electronics. Since the 1980's, Hughes revenues per GM North American vehicle have increased each year, primarily as a result of increased electronic content. Since 1992, pursuant to its global sourcing initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. Hughes believes that it has been and will continue to be able to compete effectively for GM NAO business because of the quality of its products, its on-going cost reduction efforts, and its product and technological innovations. In 1993 and 1994, Hughes won approximately 93% of all globally sourced, competitive bids for GM NAO automotive electronics business for which Hughes competed (based on the dollar value of all bids submitted by Hughes). Hughes expects that the number and sophistication of electronic functions in vehicles will continue to increase, but that its prices to GM NAO will continue to decrease as a result of GM NAO's global sourcing initiative and increasing electronic sophistication at lower prices. As a result, Hughes expects that its revenues per GM North American vehicle will remain constant or decrease after 1995, unless Hughes is able to achieve its goal of mitigating the effect of continuing price reductions for current products by developing, producing and expanding sales of enhanced products. Hughes believes that, utilizing its core technologies, opportunities exist for products offering consumers enhanced safety, convenience and performance. Moreover, Hughes believes that it will be able to mitigate the effect of GM NAO price reductions on operating profit through its demonstrated ability to reduce costs. In addition, Hughes anticipates increased sales to other domestic and international customers. During 1994, approximately 35% (by dollar value) of Delco Electronics' contracts for new business were with customers other than GM NAO. Deliveries under such contracts are expected to begin in 1996. Hughes intends, where appropriate, to enter into strategic alliances and partnering arrangements and to make acquisitions to enhance its ability to compete for international business. Hughes believes it can realize further growth by expanding the after-market distribution of its products, and developing products for new markets, such as engine management controllers for small engine and marine applications. See "Automotive Electronics."

STRENGTHENING ITS LEADERSHIP POSITION IN THE AEROSPACE AND DEFENSE SYSTEMS
MARKET

  Hughes has been a major producer of electronics-based aerospace and defense products and systems for more than four decades. Hughes has positioned itself as a leading developer and producer of a variety of tactical programs and as a subcontractor for certain types of subsystems for strategic purposes rather than seeking to become a prime contractor for major strategic weapons platforms such as tanks and aircraft. This permits Hughes to participate in major segments of the defense market while reducing the impact of specific program cancellations. Hughes is a leading supplier of defense electronics products and services to the U.S. government, participating in approximately half of the current U.S. tactical missile programs, and Hughes' airborne radar units are deployed on four of the five U.S. military front-line fighter aircraft. Hughes' business strategy is to strengthen its leadership position in aerospace and defense electronics systems and services through continued emphasis on technological advances, operational efficiencies, cost reduction and competitiveness. Due to its technological capabilities and the volume of its products and systems in operation around the world, Hughes believes it can capitalize on the opportunities presented by the continuing trend toward upgrading and retrofitting electronic systems as a cost effective alternative to developing new strategic weapons platforms. Hughes also intends to continue its strategy of reducing its vulnerability to reductions in U.S. defense spending by diversifying its customer base and product line, with emphasis on international markets and non-defense government agencies. Hughes also seeks to diversify its product lines and customer base (i.e. branches of the U.S. military) with respect to U.S. defense sales. During 1994, no single U.S. Department of Defense program accounted for more than 10% of Hughes' Aerospace and Defense Systems segment revenues (or approximately 4% of Hughes' total revenues), and the ten largest U.S. Department of Defense programs, in the aggregate, accounted for less than 45% of the Aerospace and Defense Systems segment revenues. In support of these strategies, Hughes intends, where appropriate, to enter into strategic alliances and partnering arrangements and to make strategic acquisitions and divestitures such as its 1992 acquisition of the missile systems business of General Dynamics and its 1995 acquisition of the training systems and services business of CAE-Link Corporation ("CAE-Link"). Hughes also believes that its reorganization of its Aerospace and Defense Systems segment effective for 1995 will further enhance its ability to compete in a more cost efficient manner. See "Aerospace and Defense Systems."

CONTINUING EXPANSION OF SATELLITE AND DIGITAL COMMUNICATIONS SYSTEMS AND DIRECT BROADCASTING SERVICES

  Hughes is a leading worldwide manufacturer of communications satellites and provider of satellite-based services. Hughes has one of the world's largest private fleets of communications satellites and is the world's leading supplier of satellite-based private business networks. Hughes also provides a broad range of satellite-related services and is a leader in the U.S. direct broadcast satellite market with its programming distribution service known as DIRECTV, which was introduced in 1994 and is the first high-powered, all digital direct-to-home television distribution service in North America. Hughes seeks to capture more of the value-added benefits of the satellite-based services market by capitalizing on its technological capabilities, the size and desirable orbital locations of its satellite fleet and its management expertise in satellite operations. Hughes' strategy also includes building on its technology and experience to develop new applications for its satellite-based services for governments, businesses and consumers and expanding international sales. Hughes believes significant opportunities exist for it in mobile wireless communications systems and, in areas with deficient communications infrastructures (such as developing nations), fixed wireless telecommunications networks for local and international telecommunications, and direct-to-home satellite-based programming distribution services. Hughes has entered into a partnership to introduce satellite-based direct broadcast entertainment into Latin America and is exploring other international opportunities based on its experience developed in connection with the DIRECTV service. Hughes' strategy also includes developing new satellite-based technologies for opportunities such as satellite-based data communications for personal computers and new systems for telephone, video and data communications. In addition, Hughes seeks to maintain its strong position in satellite manufacturing and to continue to increase the profitability of its manufacturing operations through more efficient production processes. See "Telecommunications and Space."

                            AUTOMOTIVE ELECTRONICS

  Hughes, through its wholly-owned subsidiary, Delco Electronics, is one of the world's leading suppliers of automotive electronics, with an estimated 23% share of worldwide automotive electronics sales in 1994. Hughes is currently the principal supplier of automotive electronics to GM NAO. In 1994, approximately 86% (or $4.5 billion) of Hughes' Automotive Electronics segment revenues were attributable to sales to GM NAO, with the remaining 14% resulting from sales to customers (including GM operations outside of North America) other than GM NAO. In 1994, the Automotive Electronics segment accounted for approximately 37% of Hughes' revenues and approximately 49% of Hughes' operating profit (excluding purchase accounting adjustments related to GM's acquisition of HAC).

  Hughes' strategy is to maintain its position as a principal supplier of automotive electronics to GM NAO while continuing to expand its sales to international and other customers. Sales to GM NAO are heavily dependent on GM motor vehicle production, which is dependent on market and industry conditions as well as work stoppages, labor strikes and other factors affecting General Motors. In addition, the automotive industry is historically cyclical. Hughes' sales of automotive electronics to GM NAO are also dependent upon the level of Hughes-supplied electronic content (based on the number and sophistication of electronic functions) per vehicle and the price of such electronics. Since the 1980's, Hughes' revenues per GM North American vehicle have increased each year, primarily as a result of increased electronic content. Since 1992, pursuant to its global sourcing initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. Hughes believes that due to the quality of its products, its on-going cost reduction efforts, and product and technological innovations, it has been and will continue to be able to compete effectively for GM NAO business. In 1993 and 1994, Hughes won approximately 93% of all globally sourced, competitive bids for GM NAO automotive electronics business for which Hughes competed (based on the dollar value of all bids submitted by Hughes).

  Hughes expects that the level of electronic functions in GM North American vehicles will continue to increase, but that its prices to GM NAO will continue to decrease as a result of GM NAO's global sourcing initiative and increasing electronic sophistication at lower prices. As a result, Hughes expects that its revenues per GM North American vehicle will remain constant or decrease after 1995, unless Hughes is able to achieve its goal of mitigating the effect of continuing price reductions for current products by developing, producing and expanding sales of enhanced products. Hughes believes that, utilizing its core technologies, opportunities exist for products offering consumers enhanced safety, convenience and performance. Moreover, Hughes believes that it will be able to mitigate the effect of GM NAO price reductions on operating profit through its demonstrated ability to reduce costs. In addition, Hughes anticipates increased sales to other domestic and international customers. During 1994, approximately 35% (by dollar value) of Delco Electronics' contracts for new business were with customers other than GM NAO. Deliveries under such contracts are expected to begin in 1996. Hughes believes it can realize further growth by expanding the after-market distribution of its products and developing products for new markets, such as engine management controllers for small engine and marine applications.

  Hughes believes consumer demand for vehicles with enhanced safety, convenience and performance features will provide opportunities for additional revenues from Hughes-supplied automotive electronics on GM North American vehicles. Examples include passenger-side and side-impact air bags, improved audio systems, advanced instrumentation and air controls and anti-theft security devices. Hughes believes other opportunities exist as a result of new products based on Hughes core technologies such as head-up displays, collision warning and avoidance systems, and enhanced vehicle navigation and communication systems. Successful commercialization of these products will depend on, among other things, consumer acceptance, affordability and the ability to achieve high volume production of sophisticated products, which cannot be assured.

  Delco Electronics' aggressive cost reduction programs have yielded substantial cost savings over the last several years. Hughes continues to work aggressively to reduce its costs for automotive electronics in order to maintain its competitiveness with respect to both GM NAO and other sales. By improving product design and manufacturing techniques, Hughes has been able to and expects to continue to improve its production methods while reducing its costs of production. More than half of Hughes' automotive electronics products manufacturing is conducted outside the United States, resulting in substantial cost savings as compared to U.S. operations. Other efforts to reduce costs include business process re-engineering, purchases of components from unaffiliated suppliers, synchronous workshops, supplier cost improvement programs and a global electronics manufacturing strategy.

  Hughes anticipates continuing to grow its automotive electronic international sales (including sales to GM's international operations and affiliates) and its sales to North American customers other than GM NAO by capitalizing on its cost reduction efforts, product quality and technology together with its worldwide manufacturing capabilities and capacities. The average levels of electronic content of vehicles outside North America are substantially below levels in the United States, presenting significant business opportunities to Hughes. Delco Electronics has formed three customer-focused business units to pursue more effectively sales to customers other than GM NAO. Hughes intends, where appropriate, to enter into strategic alliances and partnering arrangements and to make acquisitions to enhance its ability to compete for international business.

BUSINESS UNITS AND PRINCIPAL PRODUCTS

  Hughes' automotive electronics operations are conducted primarily through two product business units and three customer-focused business units. The two product business units, Vehicle Electronics and Driver Systems, are responsible for all product development activities and sales of end products to GM NAO. Delco Electronics' three customer-focused business units, Delco Electronics-Europe, Delco Electronics-Asia/Pacific and Delco Electronics-Americas, have production responsibility outside of North America, marketing responsibility for sales to GM's international operations, and worldwide marketing responsibility for sales to other customers. Delco Electronics-Europe (headquartered in Wiesbaden, Germany) and Delco Electronics-Asia/Pacific (headquartered in Singapore) have product and marketing responsibility for Europe and the Asia/Pacific region, respectively. Delco Electronics-Americas, established in 1994, has production and marketing responsibility for customers in North America and South America other than GM NAO.

  The following table sets forth revenues of Hughes' Automotive Electronics segment by business unit for each of the last three years.

                                                            1994   1993   1992
                                                           ------ ------ ------
                                                               (DOLLARS IN
                                                                MILLIONS)
      GM NAO Sales
        Vehicle Electronics............................... $2,344 $1,842 $1,488
        Driver Systems....................................  2,155  2,006  1,955
                                                           ------ ------ ------
          Subtotal........................................  4,499  3,848  3,443
      Other Sales
        Delco Electronics-Europe..........................    284    240    222
        Delco Electronics-Asia/Pacific....................    168    106     83
        Delco Electronics-Americas and Other .............    220    257    179
                                                           ------ ------ ------
          Subtotal........................................    672    603    484
          Total Sales.....................................  5,171  4,451  3,927
          Other Income....................................     51      2      8
                                                           ------ ------ ------
          Total Revenues.................................. $5,222 $4,453 $3,935
                                                           ====== ====== ======

  The principal products of Hughes' two product business units for automotive electronics sales to GM NAO are as follows:

            PRINCIPAL PRODUCTS                                 DESCRIPTION
            ------------------                                 -----------
 VEHICLE ELECTRONICS
    Engine Management Controllers......... Microprocessor-based controllers to optimize engine performance, fuel economy and driveability
                                           while reducing emissions and providing on-board
                                           diagnostics.
    Ignition Modules...................... Solid state spark-timing electronics for ignition control.
    Pressure Sensors...................... Micro-machined pressure sensors used primarily for air-to-fuel ratio mix control.
    Control Modules....................... Microprocessor-based controllers for engine, transmission and other body and chassis functions.
    Air Bag Control Modules
     and Sensors.......................... Control modules and sensors for driver- and passenger-side supplemental inflatable restraint
                                           systems.
    Anti-lock Brake Controllers........... Electronic systems which control the brakes to prevent wheel lock-up.
    PASS-Key(R)........................... Anti-theft vehicle security systems.
    FOREWARN(R)........................... Microwave-based object detection systems.

            PRINCIPAL PRODUCTS                         DESCRIPTION
            ------------------                         -----------
 DRIVER SYSTEMS
    Audio Systems......................... Full line of audio systems ranging from AM radios to integrated
                                           compact disc receivers.
    Amplifiers............................ Vehicle acoustic systems, including speakers.
    Instrument Panel Clusters............. Full line of instrumentation, from traditional analog and digital
                                           clusters to auxiliary displays,
                                           such as head-up displays.
    Air Controls.......................... Heater, ventilation and air conditioner controls, ranging from
                                           mechanical (or manual) to
                                           electronic (or automatic).
    TelepathTM 100........................ Satellite-based electronic navigation system.

SALES TO GM NAO

  Approximately 86% of Hughes' 1994 Automotive Electronics segment revenues were attributable to sales to GM NAO. Hughes' sales of automotive electronics to GM NAO, and thus Hughes' Automotive Electronics segment revenues, are heavily dependent upon the level of General Motors' North American production and sales of motor vehicles. Such sales by Hughes are also dependent on the level of Hughes-supplied electronic content (based on the number and sophistication of electronic functions) per vehicle and the price (or cost to GM NAO) of such electronics. Since the 1980's, Hughes revenues per GM North American vehicle have increased each year, primarily as a result of increased electronic content. Since 1992, pursuant to its global sourcing initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. Hughes believes that it has been and will continue to be able to compete effectively for GM NAO business because of the quality of its products, its on-going cost reduction efforts, and its product and technological innovations. In 1993 and 1994, Hughes won approximately 93% of all globally sourced, competitive bids for GM NAO automotive electronics business for which Hughes competed (based on the dollar value of all bids submitted by Hughes).

  Hughes expects that the level of electronic functions in vehicles will continue to increase, but that its prices to GM NAO will continue to decrease as a result of GM NAO's global sourcing initiative and increasing electronic sophistication at lower prices. As a result, Hughes expects that its revenues per GM North American vehicle will remain constant or decrease after 1995, unless Hughes is able to achieve its goal of mitigating the effect of continuing price reductions for current products by developing, producing and expanding sales of enhanced products. Hughes believes that, utilizing its core technologies, opportunities exist for products offering consumers enhanced safety, convenience and performance. Moreover, Hughes believes that it will be able to mitigate the effect of GM NAO price reductions on operating profit through its demonstrated ability to reduce costs.

  It is a policy of General Motors that a standard of fair dealing govern the prices, terms and conditions of commercial transactions between Hughes (including Delco Electronics) and General Motors. See "Relationship Between General Motors and Hughes."

 GM Production and Sales

  The following table sets forth certain General Motors production, delivery (sales to ultimate purchasers, including both retail and fleet customers) and market share data for North America over the last three years.

                                                              1994  1993  1992
                                                              ----  ----  ----
   North American Motor Vehicle Production (in millions of
    units)*..................................................  5.2   4.8   4.4
   North American Motor Vehicle Deliveries (in millions of
    units)**.................................................  5.6   5.2   5.0
   North American Motor Vehicle Market Share (%)**........... 32.3% 32.5% 33.1%

--------
*Includes units which are manufactured in the United States and Canada by General Motors (excluding affiliates), available for sale anywhere in the world.
** Includes units which are manufactured by other companies and which are sold in North America by General Motors and its affiliates.

  The automotive industry is historically cyclical and is dependent on general market conditions, including interest rates. In addition, although not necessarily leading to a permanent loss of volume, GM's vehicle production is subject to interruptions from work stoppages, labor strikes, plant and equipment failures and other conditions and events, many of which are beyond the control of General Motors.

 Electronic Content of Motor Vehicles

  Since the 1980s, Hughes revenues per GM North American vehicle have increased each year, primarily as a result of increases in the number and sophistication of electronic functions. The increasing level of electronic content of motor vehicles is reflected in the average Hughes electronics dollar sales per vehicle produced by General Motors in the United States and Canada (for sale anywhere in the world) and in Mexico (for sale in the United States and Canada) from 1992 to 1994, as set forth in the following table:

                                                    AVERAGE HUGHES DOLLAR SALES
                                                      PER VEHICLE PRODUCED BY
                                                      GENERAL MOTORS IN NORTH
                                                              AMERICA
                                                   -----------------------------
                                                     1994      1993      1992
                                                   --------- --------- ---------
      Vehicle Electronics........................  $     448 $     373 $     325
      Driver Systems.............................        409       409       435
                                                   --------- --------- ---------
          Total..................................  $     857 $     782 $     760
                                                   ========= ========= =========

   The Hughes-supplied electronic content per GM North American vehicle varies among vehicle models and according to the options selected by customers, with more expensive vehicles tending to have more sophisticated electronic functions. Hughes believes that the functionality of automotive electronics in GM NAO vehicles will continue to increase, principally as a result of continued, and often increasingly stringent, regulatory standards for automotive emissions and consumer demand for increased performance, all of which will require more sophisticated electronic engine controls. In addition, in the near term, Hughes believes that electronic components such as sensors and controllers will be increasingly utilized to meet consumer preference for enhanced safety and security features, such as anti-lock braking systems, frontal and side-impact air bags and theft-deterrent systems. Hughes also believes that future growth opportunities for electronic content may emerge in new, enhanced safety and convenience products based on Hughes' core technologies.

  Automotive Emission Standards. Hughes believes that the use of sophisticated engine control computers in the United States will continue to increase, primarily because of increasingly stringent automotive emissions standards and more sophisticated diagnostic requirements as defined by the 1990 Clean Air Act and California Air Resources Board regulations and higher corporate average fuel economy ("CAFE") standards. Hughes' engine control modules increase fuel efficiency while helping to lower exhaust emissions.

  Safety Features. Hughes expects consumer demand for vehicles with enhanced safety features to contribute to the growth in automotive electronics functionality. For example, 87% of GM North American passenger cars in 1994 were equipped with Hughes-supplied air bag control modules, as compared to 24% in 1991 and 4% in 1989. Hughes is also developing side-impact air bag controllers for GM vehicles manufactured in North America. Hughes currently provides the majority of GM NAO's passenger car requirements for anti-lock brake controllers.

  Convenience Features. Hughes believes that the development and wider acceptance of convenience features will continue, although consumer demand will depend on the affordability of such features. Such products include compact disc players, advanced instrumentation and air controls (such as a dual-zone heater and air control which allows the driver and the front seat passenger individually to adjust air temperature) and the PASS-Key Anti-Theft Security Device.

  New Products. In 1994, Hughes announced several new automotive electronics products and product lines which it believes may contribute to future growth in automotive electronic content in GM North American vehicles and other vehicles. These products utilize Hughes' core technologies, including technologies from its defense and telecommunications businesses. The FOREWARN forward and rear-looking radar collision warning system, originally introduced as a safety feature for school buses, is being expanded to include side detection sensing and sensing for trucks and vans. Also announced was the Rec-ignition family of remote keyless entry and personalization products for security and convenience, which unlock vehicle doors and trunks and adjust seats, side mirrors, steering wheel and climate control from a distance before the driver enters the vehicle. Other new technologies introduced in 1994 included Telepath 100 (a satellite-based vehicle navigation system), low tire pressure warning devices, and infant seat occupant sensors. For a description of additional products under development, see "Development Projects." Successful commercialization of these products will depend on, among other things, consumer acceptance, affordability and ability to achieve high volume production of sophisticated products, which cannot be assured.

 GM NAO Sourcing Initiative; Competition

  In 1994, 86% of Hughes' revenues from the Automotive Electronics segment were derived from sales to GM NAO and Hughes supplied a substantial majority of GM NAO's requirements for automotive electronics. The context in which Hughes markets its automotive electronics products to General Motors was strongly affected in 1992 by the formation of GM NAO and GM NAO's decision to source globally its procurement needs. Pursuant to this global sourcing initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. As a result, Hughes has reduced its prices to GM NAO and Hughes expects prices to continue to decline.

  Hughes believes that it has been and will continue to be able to compete effectively for GM business because of the quality of its products, its on-going cost reduction efforts, and its product and technological innovations. Hughes also believes that it derives a competitive advantage from its business practice of placing Delco Electronics engineers at GM facilities to help integrate Delco Electronics electronic products into GM's vehicle designs. Hughes believes that its technological experience from its non-automotive businesses also provides it with a competitive advantage in developing and implementing new automotive electronic products. In 1993 and 1994, Hughes won approximately 93% of all globally sourced, competitive bids for GM NAO automotive electronics business for which Hughes competed (based on the dollar value of all bids submitted by Hughes). There can be no assurance that Hughes will continue to be awarded this high a proportion of GM NAO contracts for which it bids. See also "Business of Hughes--General--Competition."

INTERNATIONAL AND OTHER SALES

  Sales of Hughes' automotive electronics to customers other than GM NAO grew at a 15% compounded annual rate from $382 million in 1990 to $672 million in 1994. In 1993 and 1994, Hughes was awarded approximately 23% of all orders (excluding GM NAO orders) for which it has competed worldwide (based on the dollar value of all bids submitted by Hughes). In 1994, approximately 35% (by dollar value) of Delco Electronics contracts for new business were with customers other than GM NAO. Deliveries under such contracts are expected to begin in 1996. Hughes currently supplies automotive electronics products to several customers worldwide, including Chrysler, Daewoo, Isuzu, Renault, Toyota, John Deere, Nissan, BMW, Audi, Ford, Fiat and Mercedes. In 1993 and 1994, Hughes received major quality or productivity awards from Calsonic, Nippondenso, Toyota, Isuzu, Nissan and NUMMI.

  The levels of average electronic content of European-produced and Asian-produced vehicles are currently substantially below the average level of electronic content of vehicles sold in North America and Hughes believes that the worldwide demand for automotive electronics should grow significantly through the end of the decade. Hughes' customer-focused business units were established to focus on these growth opportunities as Hughes seeks to capitalize on its cost reduction efforts, product quality and technology, together with its worldwide manufacturing capabilities and capacities, to continue to grow international sales (including sales to GM's international operations and affiliates) and sales to customers other than GM NAO. In 1994, the Delco Electronics facilities in Singapore, Liverpool,

Milwaukee and in Matamoros and Reynosa, Mexico, were certified under ISO 9000, a series of quality systems standards developed in 1987 by the International Organization for Standardization, which has become a prerequisite for pursuing contracts in Europe and Asia.

  The success of Hughes' international and non-GM efforts will depend, among other things, upon the availability of technical, manufacturing and other resources. Competition in such markets is intense and not necessarily open to all suppliers on equal terms. Suppliers of components and accessories to major automobile manufacturers (including General Motors affiliates outside North America) are often affiliated with their customers and typically have longstanding relationships with them which entail specialized knowledge of customer needs and preferences. Hughes intends, where appropriate, to enter into strategic alliances and partnering arrangements and to make acquisitions to enhance its ability to compete for international business.

DEVELOPMENT PROJECTS

  To maintain its leadership in advanced electronics design and manufacturing, Hughes continues to invest in research and development. Current projects include a test of a new low-cost wireless traffic information system which sends data over FM radio signals; participation in a consortium developing the Automated Highway System ("AHS"), which will offer dedicated lanes in which steering, braking and throttle of AHS-equipped vehicles are controlled through special communications systems; and development of a comprehensive vehicle crash avoidance system.

  In addition, Hughes believes it is a leader in the development of the electric vehicle. In 1994, Delco Propulsion Systems ("DPS") was formed to be responsible for developing, sourcing and marketing opportunities and systems for the global electric vehicle market. DPS is a joint effort of Hughes and the Allison Transmission and Delphi Energy & Engine Management Systems divisions of General Motors. In 1994, Hughes also announced the Dolphin(TM) electric vehicle drive system, the first advanced AC drive system for electric vehicles to reach production.

                         AEROSPACE AND DEFENSE SYSTEMS

  Hughes has been a major producer of electronics-based aerospace and defense products and systems for more than four decades. Hughes is a leading supplier of defense electronics products and services to the U.S. government, participating in approximately half of the current U.S. tactical missile programs, and Hughes' airborne radar systems are deployed on four of the five U.S. military front-line fighter aircraft. Hughes has effective research and working knowledge in the scientific and technology thrusts currently listed by the U.S. Department of Defense as being critical to the future of the nation's defense. Hughes has positioned itself as a leading developer and producer of a variety of tactical programs and as a subcontractor for certain types of subsystems for strategic purposes rather than seeking to become a prime contractor for major strategic weapons platforms such as tanks and aircraft. This permits Hughes to participate in major segments of the defense market while reducing the impact of specific program cancellations. During 1994, no single U.S. Department of Defense program accounted for more than 10% of Hughes' Aerospace and Defense Systems segment revenues (or approximately 4% of Hughes' total revenues), and the ten largest U.S. Department of Defense programs, in the aggregate, accounted for less than 45% of the Aerospace and Defense Systems segment revenues. In 1994, the Aerospace and Defense Systems segment accounted for approximately 43% of Hughes' revenues and approximately 41% of Hughes' operating profits (excluding purchase accounting adjustments related to GM's acquisition of HAC).

  Approximately 69% of Hughes' 1994 revenues in the Aerospace and Defense Systems segment were attributable to sales to the U.S. Department of Defense. While the precise effects on specific Hughes defense-related programs cannot be known at this time, Hughes expects defense spending, particularly by the U.S. government, generally to continue to decline in real dollars. In addition, several of Hughes' large programs for the U.S. government are completed or are nearing completion, including thermal imaging systems and laser rangefinders for the U.S. Army's M1A1 Abrams tank and Bradley Fighting Vehicle and the Maverick and Phoenix missile programs. Hughes believes, however, that it is well positioned to compete in the increasingly technologically oriented, cost-conscious defense market as was demonstrated by several major contract awards in 1993 and 1994.

  Hughes' business strategy is to strengthen its leadership position in aerospace and defense electronics products, systems and services through continued emphasis on technological advances, operational efficiencies, cost reduction and competitiveness. Due to its technological capabilities and the volume of its products and systems in operation around the world, Hughes believes that it can capitalize on the opportunities presented by the continuing trend toward upgrading and retrofitting electronic systems as a cost-effective alternative to developing new strategic weapons platforms. Hughes also intends to continue its strategy of reducing its vulnerability to reductions in U.S. defense spending by diversifying its customer base and product line, with emphasis on international markets and non-defense government agencies. In addition to sales to the U.S. Department of Defense, Hughes provides products and services to NASA and other U.S. government agencies for a variety of space, aerospace, civic and other purposes. By building on its expertise and experience in developing and manufacturing defense electronics systems and providing related services, Hughes is seeking to expand its non-defense businesses in this segment. For example, Hughes applied the technology and expertise from its air defense systems in developing its civilian air traffic control systems business and is exploring non-defense opportunities for its information systems business unit. Hughes is also seeking to expand its business internationally. In support of these strategies, Hughes intends, where appropriate, to enter into strategic alliances and partnering arrangements and to make strategic acquisitions and divestitures such as its 1992 acquisition of the missile systems business of General Dynamics and its 1995 acquisition of the training systems and services business of CAE-Link.

  Hughes believes that its reorganization of the Aerospace and Defense Systems segment effective for 1995 will enhance its ability to compete in a more cost efficient manner. Under this reorganization, Hughes expects to have reduced Aerospace and Defense Systems headcount by approximately 4,400 employees (excluding the effects of the CAE-Link acquisition) by the end of 1995 and plans to continue pursuing further cost reduction initiatives in the areas of headcount, facilities utilization, and materials and supplies purchasing.

  Hughes also seeks to diversify both its product line and its customer base with respect to its sales to the U.S. Department of Defense, consistent with its strategy of reducing Hughes' vulnerability to U.S. defense spending cuts. By positioning itself as a leading developer and producer of a variety of tactical programs and as a subcontractor for certain types of subsystems for strategic programs, Hughes participates in major segments of the defense market while reducing the impact of specific program cancellations. Tactical programs, such as airborne radar systems and the AMRAAM and TOW missile programs, typically involve the large-scale production of expendable products or electronics systems which are later upgraded. Hughes provides subsystems for a variety of strategic programs in which its technological capabilities may offer it a competitive advantage. For example, Hughes is developing subsystems for a variety of Ballistic Missile Defense ("BMD") programs. Hughes' strategy also includes diversifying its customer base. In 1994, no single branch of the U.S. Armed Forces accounted for more than 22% of Hughes' Aerospace and Defense Systems segment revenues. See also "Business of Hughes--General--United States Government Contracts."

  Hughes currently divides its Aerospace and Defense Systems segment into four principal business units: weapons systems, information systems, radar and communications systems and electro-optical systems. The following table sets forth the revenues of each of these business units for each of the last three years.

                                                            1994   1993   1992
                                                           ------ ------ ------
                                                               (DOLLARS IN
                                                                MILLIONS)
      Weapons Systems..................................... $2,605 $2,949 $2,397
      Information Systems.................................  1,343  1,190  1,070
      Radar and Communications Systems....................  1,262  1,308  1,314
      Electro-Optical Systems.............................    814  1,025  1,046
                                                           ------ ------ ------
          Total........................................... $6,024 $6,472 $5,827
                                                           ====== ====== ======

WEAPONS SYSTEMS

  Hughes' weapons systems business consists of its missile systems, naval and maritime systems, and Delco Systems Operations businesses. The principal products of these businesses are as follows:

             BUSINESS                             DESCRIPTION
             --------                             -----------
  Missile Systems................ Tactical guided missiles (including air-to-
                                  air, air-to-surface, surface-to-surface and
                                  surface-to-air missiles), guidance and
                                  control systems, sensor systems and missile
                                  launchers.
  Naval and Maritime Systems..... Torpedoes, sonar and other acoustics systems, ship defense and display systems,
                                  and underwater surveillance systems.
  Delco Systems Operations....... Turret systems for light-armored vehicles and inertial systems.

 Missile Systems

  Hughes develops and produces tactical guided missiles, guidance and control systems, sensor systems and missile launchers. With its air-to-air, air-to-surface, surface-to-surface and surface-to-air missile products, Hughes participates in all portions of the missile systems market and believes it is a leader in the missile systems business. Approximately 69% of Hughes' 1994 weapons systems revenues were generated by its missile systems business.

  In 1992, Hughes acquired the missile business of General Dynamics, which solidified Hughes' position in this market, particularly its surface-to-air capabilities, and expanded Hughes' customer base (particularly the U.S. Navy). In 1994, Hughes completed a consolidation of its missile systems business (including the operations acquired from General Dynamics), including the consolidation of five major production plants to a single location and the consolidation of other production and engineering and administrative facilities. In total, through 1994, 5.8 million square feet of space was eliminated and headcount was reduced from approximately 13,500 to 7,900.

  Hughes has been a long-time supplier and leader in air-to-air missiles, such as the Phoenix used on the F-14 fighter and the Advanced Medium Range Air-to-Air Missile ("AMRAAM") developed by Hughes, which has become a primary weapon system on front-line fighter aircraft for the U.S. Air Force and the U.S. Navy. The U.S. Department of Defense has approved Hughes for full-scale production of AMRAAMs, and Hughes is currently in production as one of two producers. AMRAAMs have been selected for use on fighter aircraft operated by Norway, Korea, the United Kingdom and Turkey and Hughes believes there continues to be a significant international market for AMRAAMs. Hughes is also one of two producers of Sparrow air-to-air missiles for the U.S. Air Force. In 1994, Hughes was awarded a sole source contract for the production of the Tomahawk Cruise Missile and development of the next version of Tomahawk. Such award is being protested by another bidder, although Hughes believes such protest is without merit. Hughes is also one of two companies awarded a demonstration and validation contract by the U.S. Navy and U.S. Air Force to design and develop the AIM-9X, a successor to the Sidewinder air-to-air missile.

  Hughes also has been a significant developer and producer of air-to-surface and surface-to-surface missiles. In 1994, Hughes resumed production for foreign countries of Maverick air-to-surface missiles, which were used effectively during Operation Desert Storm. In 1994, Hughes received orders totalling approximately $115 million from the U.S. Army and Canada for 7,296 tube-launched, optically-tracked, wire guided ("TOW") anti-tank missiles. Hughes believes opportunities exist for continued sales to foreign governments of Maverick and TOW missiles.

  Hughes believes surface-to-air missiles, with their defensive capabilities, offer the greatest opportunity for growth in its missile systems business. In 1994, Hughes delivered the first missiles for the Norwegian Advanced Surface-to-Air Missile Systems ("NASAMS"), an air defense system that uses the AMRAAM as an anti-aircraft/helicopter missile. Hughes is participating in the Lightweight Exo-Atmospheric Projectile ("LEAP") and the Exo-Atmospheric Kill Vehicle ("EKV") programs currently under development as part of BMD. Hughes is currently one of two producers of the Standard Missile, a surface-to-air missile designed to provide area defense against aircraft and anti-ship missiles, and in 1994 received related orders totalling $209 million.

  Hughes is currently the sole source producer for the U.S. Army of the Stinger surface-to-air anti-aircraft missile, receiving in 1994 orders totalling $76 million for missile and launcher production, engineering services, retrofits and development work. Hughes is currently the sole source producer of the U.S. Navy's Phalanx close-in weapon system, receiving $134 million of orders in 1994 for production of systems and upgrade kits, engineering services and development work. Hughes is a primary producer of the Rolling Airframe Missile, a surface-to-air weapon providing self-defense against anti-ship missiles, and related launcher systems in cooperation with the German government, receiving in 1994 orders totalling $189 million.

 Naval and Maritime Systems

  Hughes' naval and maritime systems business includes torpedoes, sonar and other acoustics systems, support team equipment and display systems, principally for the U.S. Navy. Hughes also produces ship defense systems such as the Mk23 Target Acquisition System, an advanced radar system which permits ships to detect low-flying, high speed missiles and aircraft. For over twenty years, Hughes has been involved in supporting the U.S. Navy's Surveillance Towed Array Sensor Segment ("SURTASS") system, a passive underwater surveillance sensing system that utilizes an acoustic sensor array towed from a dedicated surface ship to acquire data. Since 1992, Hughes has participated in the U.S. Navy's helicopter-borne Airborne Low Frequency Sonar ("ALFS") program. Production for such program is currently scheduled through late 1996 and Hughes believes technology developed through such participation presents opportunities for international sales.

 Delco Systems Operations

  Hughes is a leader in supplying turret systems for light-armored vehicles to the U.S. military and supplies a variety of international customers as well. Hughes also develops and produces inertial systems such as the 30 mm hemispherical resonator and the HRG-based Space Inertial Reference Unit.

INFORMATION SYSTEMS

  Hughes' information systems business consists of its command and control systems; information systems; training and simulation systems; scientific, engineering and technical services; and air traffic control systems businesses. The principal products and services of these businesses are as follows:

               BUSINESS                             DESCRIPTION
               --------                             -----------
   Command and Control Systems..... Complex military command and control systems for air defense systems.
   Information Systems............. Complex information systems and related support services principally for the U.S.
                                    government for defense, intelligence,
                                    scientific and other purposes and for
                                    commercial customers.
   Training Systems and Services... Training systems (including simulators)
                                    and services for the U.S. government, NASA
                                    and industrial customers.
   Scientific, Engineering and
    Technical Services............. Support services, including training, testing, maintenance and logistics.
   Air Traffic Control Systems..... Full range of civilian air traffic control systems. Integrated systems for
                                    information and operations management for
                                    airports.

 Command and Control Systems

  Hughes' radar and large-scale system software capabilities make it a world leader in air defense networks, with approximately 80% of the worldwide air defense market (excluding the Commonwealth of Independent States and China). Approximately 32% of Hughes' 1994 information systems revenues were generated by its command and control systems business.

  Hughes' air defense systems utilize modular software to integrate large amounts of data from a variety of sensors, rapidly process the data using proprietary algorithms, and then communicate information to decision makers in command and control centers on a real-time basis. As of March 1, 1995, Hughes' systems were deployed in the United States and over 20 other nations worldwide. In 1991, Hughes was awarded an $837 million contract to design, develop and implement an air defense system for Saudi Arabia called Peace Shield and, in 1994, Hughes was awarded a major contract to update the software for Peace Shield. Hughes is also currently under contract to design, develop and implement air defense systems for Egypt, Iceland, Kuwait, NATO and Taiwan.

 Information Systems

  Hughes has expertise in processing large quantities of data in real time, storing data in secure data bases accessible to geographically distributed users and handling the requirements of complex communications networks. Approximately 27% of Hughes' 1994 information systems revenues were generated by its information systems business unit.

  For the U.S. government, Hughes has developed the Command, Control, Communications and Intelligence ("C/3/I") system and support for classified military requirements as well as mission and sensor data processing for national security applications. In addition, Hughes provides systems engineering services to the U.S. Defense Information Systems Agency. Hughes also provides scientific and engineering services for NASA and the National Oceanic and Atmospheric Administration such as Mission to Planet Earth and other planetary and astrophysical research. In 1993, Hughes was awarded a contract currently valued at approximately $800 million by NASA to develop the Earth Observing System Data Information Systems ("EOSDIS") Core System. Hughes also has developed law enforcement applications for the U.S. Immigration and Naturalization Services and is currently pursuing opportunities in information technology for the federal government in health care and other non-defense areas.

 Training Systems and Services

  Hughes has been a pioneer, and continues to be a leader in, the field of advanced training systems, services and equipment (including simulators) for a variety of military requirements. Hughes believes that, with its February 1995 acquisition of substantially all of the assets of CAE-Link (for a purchase price of approximately $155 million), it is a leading supplier of training systems and services to the U.S. Department of Defense. Hughes also provides training systems and services for NASA and industrial customers.

  For military applications, Hughes has focused its resources on opportunities that permit it to take advantage of ongoing Hughes and other similar defense programs, such as training programs for the B-2, F/A-18, F-16 and C-141 aircraft, and is well positioned to provide combined arms tactics training for the U.S. Army and the U.S. Navy. Hughes' flight training systems include sophisticated simulators in which pilots practice combat tactics as well as emergency procedures and standard maneuvers. The flexible software of these simulators can be adapted so that pilots can also train for specific missions. Hughes' training systems are capable of teaching all phases of operations and maintenance for aircraft as diverse as the F-16 and F/A-18 fighters and the C-141 cargo aircraft. Hughes also designs and produces multi-platform training equipment for the U.S. Navy. Using Hughes' Anti-Submarine Warfare Tactical Team Trainers, teams of navy personnel train in coordinating ships, submarines and aircraft in simulated anti-submarine and fleet defense warfare maneuvers. Through the acquisition of CAE-Link, Hughes increased its training business with the U.S. Army and U.S. Air Force and added NASA to its training and simulation systems customer base.

  Hughes also develops equipment, systems and programs for industrial training and testing applications, including curriculum and coursework and training delivery and management. In 1994, Hughes was selected by General Motors Europe to be its single training integrator and to provide various dealer training programs. Hughes also has advanced training system projects with several General Motors facilities in the United States. Hughes is exploring training opportunities for GM in Asia and other areas outside of the United States and Europe.

 Scientific, Engineering and Technical Services

  Hughes provides a range of support services, primarily to the U.S. Department of Defense and other military customers, both through direct contracts and through support of other Hughes projects. Hughes is a leading supplier of depot repair facilities and test systems, including those for electro-optical, radar and display equipment, out-of-production spares and low volume production items. Hughes also provides a range of support services for government test and training programs, including installation, operations and maintenance, as well as software development and system management. In addition, Hughes is a recognized supplier of logistics management and information support, ranging from integrated logistics support to providing documentation and technical information and training support. Finally, Hughes offers personnel to maintain, modify, and upgrade Hughes products in the field, as well as operations and support for arms control treaty implementation and information systems. Hughes is the largest supplier of demilitarization support to the U.S. government in the former Soviet Union.

 Air Traffic Control Systems

  Hughes has applied its technology and experience in air defense systems to development of civilian air traffic control systems. Hughes offers a full range of systems to the air traffic control market, with products that range from systems that integrate multiple support centers and radar installations for large countries to systems servicing a single airport tower.

  Hughes' air traffic control systems business is primarily international. Currently, Hughes is working on contracts to modernize and better integrate Canada's civil and military air traffic control systems. Hughes also is under contract to provide air traffic control systems in Indonesia, Saudi Arabia, Switzerland, Belgium, Kuwait, Germany, Russia, Turkey and China. In addition to air traffic control systems, Hughes also develops integrated automated systems for airport resource information and operations management requirements. In 1993, Hughes was awarded a program management consultant contract for the new Hong Kong airport.

RADAR AND COMMUNICATIONS SYSTEMS

  Hughes' radar and communications systems consist of its airborne radar, processors, ground-based radar, communications and electronic warfare businesses. The principal products of these businesses are as follows:

           BUSINESS                             DESCRIPTION
           --------                             -----------
   Airborne Radar.......... Multi-mode fire control, reconnaissance and surveillance radar and related upgrades for
                            military aircraft for sale to the U.S. and other
                            governments. Radar systems for use in customs, law
                            enforcement, environmental monitoring and military
                            applications.
   Processors.............. Sophisticated processors for use in aerospace and defense products and systems, including the
                            advanced Common Integrated Processor.
   Ground-Based Radar...... Ground-based radar and short-range air defense systems.
   Communications.......... Command and control systems for gathering, processing and transmitting large amounts of
                            information for military uses.
   Electronic Warfare...... Systems for the passive detection, tracking and identification of signals.

 Airborne Radar

  Hughes is a leading developer and producer of sophisticated airborne radar systems. Its radar units are deployed by the U.S. military aboard four of its five front-line fighter aircraft (the F-14, the F-15, the F/A-18 and the AV-8B Harrier jet), the AC-130U gunship, the U-2R reconnaissance aircraft and the B-2 stealth bomber, as well as by foreign militaries including those of Japan, Canada, Australia, Spain, Kuwait, Germany, Israel, Finland, Italy, Malaysia, Switzerland and Saudi Arabia. Approximately 67% of Hughes' 1994 radar and communications systems revenues were generated by its airborne radar business.

  Hughes' strategy is to maintain its leading position in the airborne radar market through the combination of sales of its existing systems, concentrated efforts to improve, upgrade and retrofit the airborne radar systems on in-service aircraft, and expansion of international sales. With more than 3,000 tactical aircraft in operation throughout the world that have the potential for upgrades and associated software improvements and with its technological expertise and reputation, Hughes believes that it is well positioned to compete for the upgrade and retrofit projects which are a significant segment of this market (particularly during a period when the U.S. Department of Defense's procurement budget is declining) and for international sales. Consistent with its dual strategies of upgrading existing systems and pursuing international business, Hughes is delivering a new generation of radars for F-15s for the Royal Saudi Air Force, which has ordered 72 of such radars (plus spares). In 1994, Hughes was awarded contracts to upgrade the radar systems for U.S. Air Force F-15s and Hughes delivered the first upgraded radar for the U.S. Navy and Marine Corps F/A-18s.

 Processors

  Hughes is a leading developer and producer of sophisticated processors for a variety of military products. Hughes is developing the Common Integrated Processor, an advanced, ultra high-speed modular computer developed for the F-22 Advanced Tactical Fighter ("ATF"). This processor provides the computing power for the avionics systems on the ATF. Once commenced, production of the ATF is projected by the U.S. Air Force to continue into the first quarter of the next century. Hughes is also the supplier of the mission computer for the C-17 Globemaster III transport aircraft.

 Ground-Based Radar

  Hughes supplies a variety of ground-based radar products and short-range air defense systems. Hughes' ground-based radar products are deployed in the U.S. Army's Forward Area Air Defense system, the NASAMS, other medium- and short-range air defense systems and the Firefinder family of weapon-locating radars in use by the military forces of the United States and 16 other nations.

 Communications

  Hughes supplies communications products and command and control systems that can efficiently collect, process and transmit large amounts of information. Hughes' primary communications product is the Enhanced Position Location Reporting System ("EPLRS"), a digital position locator and communications system. This system provides secure tactical data communications, friendly identification, position reporting and navigation services to the U.S. Army. Hughes also provides a Position Location Reporting System for the U.S. Marines, which provides rapid data communications and data on battlefield unit locations. In addition, Hughes is part of a team awarded a U.S. Army contract for the Applique program to integrate computer units into tactical military platforms to replace hand-drawn maps and radio communications with digital capabilities, enabling enhanced battle command and operational capabilities.

 Electronic Warfare

  Utilizing technical expertise from its airborne radar systems, Hughes has established itself in the electronic warfare business with its development of an advanced special receiver which is expected to become the standard radar warning receiver for U.S. Navy and Marine Corps tactical aircraft. This receiver, which provides threat warning information to aircrews, has been designated as the core system for the U.S. Navy's Integrated Defensive Electronic Countermeasures system. In 1994, Hughes was awarded a contract to demonstrate and validate the precision direction finding system for the Manned Destructive Suppression of Enemy Air Defenses mission of the U.S. Air Force and two other electronic warfare contracts.

ELECTRO-OPTICAL SYSTEMS

  Electro-optical systems use advanced sensors to detect radiated energy in the form of heat or light, high-speed data and signal processors to analyze the sensor data, and sophisticated communications and display technology to deliver that information to commanders and other decision makers. Hughes' electro-optical systems business employs its thermal imaging, laser guidance, infrared sensors and advanced optics technologies for a variety of tactical applications and space and strategic applications. Hughes' electro-optical systems business includes Hughes' Santa Barbara Research Center, which designs and produces infrared focal plane detectors and civilian space sensors.

  The principal products of the electro-optical systems business are as follows:

              PRODUCT                              DESCRIPTION
              -------                              -----------
  Tactical Systems............... Systems for use in military aircraft, tanks and ground defense systems, including weapon
                                  fire control systems, night and obscured
                                  vision systems and sensors.
  Space and Strategic Systems.... Systems for earth monitoring and planetary exploration and ballistic missile warning,
                                  tracking and guidance systems.

 Tactical Systems

  Hughes is a leading producer of tactical military laser and thermal electro-optical systems. Hughes provides night vision systems incorporating its thermal imaging and laser technologies for aircraft, tanks, armored personnel carriers and, together with its licensees, has built more than 30,000 tactical laser rangefinders and more than 20,000 thermal imaging systems. Hughes' laser rangefinders, which are used on tanks, project an invisible laser beam at a prospective target, analyze the returned signal and convey target range and direction information to the tank's weapons control computer. By permitting a tank crew to see through darkness, smoke and dust, Hughes' thermal imaging systems extend a tank crew's engagement range and operating maneuverability. Hughes is a contractor for the U.S. Army's Horizontal Technology Integration program to provide improved electro-optical sights on armored vehicles. Hughes has also been selected to become a qualified production source for second generation thermal imaging target acquisition fire control system upgrades for the Bradley Fighting Vehicle.

  For light-armored vehicles, Hughes produces a high performance fire control thermal imaging system that is being used in conjunction with fire control and TOW missile programs and has been installed on a variety of vehicles. For infantry application, Hughes has developed an infrared thermal weapon sight for the U.S. Army that is light enough to be used with rifles, machine guns and shoulder-launched missiles.

  Hughes' infrared sensors are also used in sophisticated fire detection and suppression systems deployed on the M1A1 Abrams tank and Bradley Fighting Vehicle. Hughes or licensees using technology developed by Hughes have produced fire control systems and components for most of the United States' battle tanks and fighting vehicles and for a significant portion of those of other countries.

  Airborne systems being developed by Hughes include an infrared system for the U.S. Marine Corps V-22 Osprey that incorporates advanced staring focal plane array technology. Hughes also provides a night targeting system for the AH-1 Cobra attack helicopter, and night vision systems for a variety of other helicopters in service with the U.S. and other armed forces. Fixed-wing electro-optical products include the infrared navigation and targeting pods for the F/A-18 Hornet aircraft.

 Space and Strategic Systems

  Hughes is a leading designer and producer of visible light wavelength and infrared detector sensors for imaging products deployed on satellites and used for a variety of earth monitoring, planetary exploration and commercial purposes. In the area of earth remote sensing for civil space applications, Hughes has manufactured key instruments for a majority of the imaging weather satellites launched since the late 1960s and is currently performing on several major civil earth monitoring contracts.

  Hughes' advanced optics technology and products are also applied in systems for a wide variety of surveillance and scientific purposes and can be used in adverse environments. Hughes has pioneered the technologies for telescopes that can maintain high performance at extremely low temperatures and which are fundamental to space sensors and interceptors used by the U.S. Department of Defense. In addition, for both tactical and space and strategic applications, advances in wide field of view reflective optics for land and airborne applications are permitting increased capability in increasingly smaller packages by enabling visible, infrared and laser wavelengths to use a single aperture. Precision machining and diamond turning technology are being used to enable production of these optics with fewer parts and lower cost.

  Hughes is currently developing space-based infrared sensors to detect and track ballistic missiles in flight, providing data for early warning and tracking. Hughes is a contractor on the U.S. Air Force's Brilliant Eyes program and is planning to bid in 1995 on the Space-Based Infrared Systems program. Hughes also produces guidance electronics for the Trident II submarine-launched ballistic missile.

                          TELECOMMUNICATIONS AND SPACE

  Hughes is a leading worldwide manufacturer of communications satellites and provider of satellite-based services. Hughes has one of the world's largest private fleets of geostationary communications satellites and is the world's leading supplier of satellite-based private business networks. Hughes also provides a broad range of satellite-related services and is a leader in the U.S. direct broadcast satellite market with its programming distribution service known as DIRECTV, which was introduced in 1994 and is the first high-powered, all digital direct-to-home television distribution service in North America. Hughes believes it is a leading manufacturer of communications satellites and satellite-based electronic equipment for the U.S. government. Hughes is a vertically integrated supplier of satellites and satellite-based communications systems and services. It also provides communications equipment and services in the mobile communications and packet switching markets. Its equipment and services are applied in, among other things, data, video and audio transmission, cable and network television distribution, private business networks, digital cellular communications and direct-to-home satellite broadcast distribution of television programming. In 1994, the Telecommunications and Space segment accounted for approximately 18% of Hughes' revenues and approximately 17% of Hughes' operating profit (excluding purchase accounting adjustments related to GM's acquisition of HAC).

  Hughes seeks to capture more of the value-added benefits of the satellite-based services market by capitalizing on its technological capabilities, the size and desirable orbital locations of its satellite fleet, and its management expertise in satellite operations. Hughes' strategy also includes building on its technology and experience to develop new applications for its satellite-based services for governments, businesses and consumers and expanding international sales for all its businesses. Hughes believes significant opportunities exist in (i) mobile wireless communications systems and services based on Hughes' digital satellite and cellular communications technologies;
(ii) fixed wireless telecommunications networks for local and international telecommunications in areas with deficient communications infrastructures (such as developing nations); and (iii) direct-to-home satellite-based television programming distribution outside North America based on Hughes' experience with its DIRECTV service, especially in areas lacking established alternative distribution infrastructures (such as developing nations). Hughes' strategy also includes developing new satellite-based technologies for opportunities such as satellite-based data communications directly to personal computers and new systems for telephone, video and data communications. In addition, Hughes seeks to maintain its strong position in satellite manufacturing and to continue to increase the profitability of its manufacturing operations through more efficient production processes.

  Hughes has divided its Telecommunications and Space segment into four principal businesses: satellite construction, satellite ownership and operation, telecommunications equipment and services, and DIRECTV, Hughes' direct-to-home satellite programming distribution service for the North American market. The following table sets forth revenues of the Telecommunications and Space segment for each of the last three years. Due to the commencement of the DIRECTV programming and distribution services in 1994, revenues associated with the DIRECTV service have been included with satellite ownership and operation revenues.

                                                            1994   1993   1992
                                                           ------ ------ ------
                                                               (DOLLARS IN
                                                                MILLIONS)
      Satellite Construction.............................. $1,426 $1,288 $1,150
      Satellite Ownership and Operation...................    361    354    417
      Telecommunications Equipment and Services...........    809    596    415
                                                           ------ ------ ------
          Total........................................... $2,596 $2,238 $1,982
                                                           ====== ====== ======

SATELLITE CONSTRUCTION

  Through Hughes Space and Communications Company ("HSC"), Hughes is a world leader in the manufacture of geostationary commercial communications satellites, having built over 40% of the communications satellites now in commercial service worldwide. Hughes believes that it is a leading manufacturer of satellites and satellite-based electronic equipment for the U.S. government, and its satellites and satellite payloads are used for a variety of defense, NASA and other government space missions.

  Since its construction of the world's first geosynchronous communications satellite in 1963, Hughes has been recognized worldwide as a leader in the design and manufacture of communications satellites. Since 1990, Hughes has received approximately 31% of all publicly announced new satellite orders worldwide. The following table outlines certain publicly announced information with respect to commercial (non-defense) communications satellites during the period from 1992 to 1994. Through March 1, 1995, one additional Hughes-built satellite was placed in service in 1995.

                                                                  1994 1993 1992
                                                                  ---- ---- ----
        Commercial Communications Satellite Launches
          Hughes-Built...........................................  10    5    7
          Total..................................................  20   10   19
        Commercial Communications Satellites in Service
          Hughes-Built...........................................  57   52   47
          Total.................................................. 138  127  119

  As of March 1, 1995, Hughes has publicly announced outstanding orders to construct 29 communications satellites for companies (including subsidiaries and affiliates of Hughes) and government agencies in nine countries, including orders for 23 of its advanced HS 601 satellites (of which three are commercial orders for its higher-power models). In February 1995, Hughes received an order for approximately $482 million to develop NASA's next generation of Tracking, Data and Relay Satellites ("TDRS"). Such award is being protested by another bidder, although Hughes believes such protest is without merit. Under the TDRS contract, Hughes will build three HS 601 satellites (the first of which is projected for delivery in 1999) and provide related launch and operations support. As of March 1, 1995, fourteen Hughes-built satellites are scheduled for launch in the remainder of 1995. Launch schedules are subject to a number of factors, including construction delays, weather, availability of launch vehicles, launch vehicle problems, and governmental and political pressures, many of which are beyond the control of Hughes. Launch difficulties and delays can, in certain circumstances, result in increased costs to Hughes.

  Hughes believes that its leadership position in the competitive satellite manufacturing industry reflects the high quality and reliability of its satellites, which results from its technological superiority in satellite design, production and operation. One measure of the reliability of Hughes' satellites is the duration of their operational service. Since the launch of Hughes' first satellite in 1963, Hughes' satellites have accumulated over 700 years of in-orbit experience, with channel availability of 99.4% on HS 376, HS 601 and other current generation commercial satellites. Approximately 98% of Hughes' satellites have remained in service past their originally scheduled retirement dates. The quality of Hughes' satellites is also evidenced by the number of repeat customers. Since 1965, approximately one-half of all Hughes' satellite sales have been made to repeat customers. Since 1990, the U.S. Navy, as well as private companies and the governments of Brazil and Mexico, have made follow-on purchases of communications satellites from Hughes.

  Hughes' technological capabilities have led to enhancements in the quality of its satellites, reductions in production and operating costs, and expansion of its satellite product line, thereby strengthening Hughes' leadership position and expanding the market for satellites as a whole. For example, Hughes has developed a family of framework, propulsion and power systems (referred to as "buses"), which can be replicated at relatively low cost in a variety of commercial and defense configurations. In addition, Hughes has applied signal compression and has developed other methods to enhance the efficiency of transponders. The newest product in this family is the HS 601 bus which offers substantially higher power levels than those previously achieved. Advancements in digital electronics, high power amplifiers, antenna implementations and propulsion systems offer enhanced performance capabilities of Hughes-built satellites at a relatively lower weight than other satellites. These advancements are expected to provide a significant competitive advantage for Hughes as a result of enhanced performance capabilities and because the cost of launch varies with satellite weight.

  In order to enhance its competitive position in both the government and commercial satellite manufacturing markets, Hughes continues to work to lower its costs and improve productivity while maintaining its quality standards. Since 1992, Hughes has improved its satellite manufacturing productivity by approximately 47% (as measured by satellite sales dollars per employee) and reduced cycle time from order to delivery for satellite production by approximately 30%.

SATELLITE OWNERSHIP AND OPERATION

  Through Hughes Communications, Inc. ("HCI"), Hughes maintains one of the world's largest private fleet of communications satellites and offers a broad range of services in the commercial satellite communications market. Hughes believes that it is a leader in the markets it serves, including cable television distribution, broadcast television distribution, private business networks, news gathering, radio networks, educational systems and video time sharing.

  As of March 1, 1995, HCI operated 15 satellites, consisting of nine used for cable and broadcast video, voice and data transmission (collectively known as the Galaxy network), two used for DIRECTV service, three Leasat satellites operated for the U.S. Navy, and one operated for another communications company. As of December 31, 1994, approximately 38% of the U.S. commercial-use transponders in space were on Hughes' satellites in the Galaxy network. The following table sets forth the number of transponders on the in-orbit satellites in the Galaxy network as of December 31, 1994, 1993 and 1992 and the percentage of such transponders committed, in the aggregate, to use by Hughes' customers during each of 1994, 1993 and 1992.

                                                                 1994  1993  1992
                                                                 ----  ----  ----
      Satellites................................................   9    10     9
      Transponders Available.................................... 235   259   211
      Transponders Committed....................................  89%   68%   69%

  To meet the expected demand for additional satellite capacity, Hughes is in production on two new satellites for use in providing a range of satellite-based services. Delays in the production or successful launch of these satellites could materially affect the ability of Hughes to deliver services and benefit from the opportunities it is currently pursuing. Launch schedules are subject to a number of factors, including construction delays, weather, availability of launch vehicles, launch vehicle problems, and governmental and political pressures, many of which are beyond the control of Hughes.

  Hughes enjoys strategic advantages in selling and leasing transponders as a result of the desirable Earth-orbit locations of its geosynchronous communications satellites, particularly over the continental United States. Key anchor customers transmitting from Hughes' satellites provide an established base of viewers with satellite dishes aimed at Hughes' satellites. This attracts additional customers for Hughes because program originators can access this base of viewers at relatively lower start-up costs since such prospective viewers do not need to re-target their satellite dishes. In addition, the number of satellites owned and operated by Hughes creates competitive advantages for Hughes through economies of scale in the day-to-day operation and control of satellites and added flexibility in scheduling and supporting transponder services provided to customers.

  Hughes' business strategy is to capture more of the value-added benefits of the satellite-based services market by capitalizing on its technological capabilities, the size and desirable orbital locations of its satellite fleet and its management expertise in satellite operations. In addition, Hughes seeks to expand into related markets where it believes that its technologies will provide it with a sustainable competitive advantage. For example, Hughes is actively involved in nearly every aspect of providing satellite-based transponder services to cable television programmers. Most of the space-based hardware (including the satellites, the transponders and other electronic components comprising the satellite payloads) and most of the ground-based control equipment are designed or manufactured by Hughes. Hughes also distributes cable television programming for HBO, Turner Broadcasting, ESPN, USA Network and other programmers to local cable companies across the United States and provides services for news gathering.

  Hughes is the largest shareholder of American Mobile Satellite Corporation ("AMSC"), with an equity interest of approximately 27%. AMSC common stock is publicly traded and other shareholders include Singapore Telecommunications Ltd., McCaw Cellular Communications, Inc. (a subsidiary of AT&T) and Mtel Corporation. AMSC has an FCC license to provide a full range of satellite-based mobile telephone, facsimile and data services in the United States, including Alaska, Hawaii, Puerto Rico, the Virgin Islands and approximately 200 miles of coastal waters. AMSC's system is an adjunct to existing cellular communications, as it operates by filling in the "white spaces" left uncovered by such systems. AMSC and TMI Communication Company Limited Partnership of Canada are each purchasing a Hughes HS 601 satellite and another satellite pursuant to a joint procurement program to provide communication services to the United States and Canada. AMSC has announced that it expects to commence providing services in 1995. Currently, AMSC offers SKYCELL(R) Fleet Management mobile data and position reporting services to the maritime, trucking and rail industries throughout the United States through leased satellites.

  Although Hughes' satellite ownership and operations activities to date have been focused largely in North America, Hughes' business strategy also includes application of its U.S. telecommunications industry experience and technology to international markets. Consistent with this strategy, HCI has entered into a partnership with three prominent Latin American media companies to introduce satellite-based direct broadcast entertainment into Latin America through a service to be known as DIRECTV Latin America(TM). In addition, Hughes is exploring opportunities in Japan, Europe, the Asia/Pacific region and India to capitalize further on its experience developed in connection with its DIRECTV service.

   Hughes expects DIRECTV Latin America to commence operation in 1996 using a Hughes HS 601 satellite currently scheduled for launch in the fourth quarter of 1995. Local suppliers have agreed to provide marketing, sales, distribution, customer service and other infrastructure services. Hughes, through HCI, has agreed to provide satellite operation and maintenance services and its partners have agreed to provide programming. DIRECTV Latin America service is expected to include up to 144 television channels and 60 music channels for customers in Mexico, Central America, South America and the Caribbean. Hughes estimates that this market represents the third largest television market in the world, with over 70 million television households, although the number of households which are potential customers for DIRECTV Latin America service is estimated to be substantially less. Hughes believes that its scheduled early entry into the Latin American direct broadcast market coupled with its existing DIRECTV technology will provide it with a competitive advantage in this market, and Hughes has a goal of 5 million subscribers by 2005. Hughes does not expect its participation in providing DIRECTV Latin America service to become profitable until after 1997. There can be no assurance that any level of subscribers or profitability to Hughes will be achieved or, if and when achieved, maintained due to the factors described below in this section, the factors described below under "DIRECTV" and other factors outside the control of Hughes and its partners (including economic conditions and volatility in Latin America and currency and exchange rate risks). To the extent that targeted levels of subscribers are not achieved or maintained, the timing and amount of revenues and profitability to Hughes from its participation in providing DIRECTV Latin America service may be adversely affected.

  Hughes is also pursuing the development of an international fixed satellite-based communication system called Spaceway(TM), which is being designed to offer affordable access to a variety of interactive, high-speed and high-quality broad band voice, video, audio and data telecommunications services through four interconnected regional satellite systems.

  Both the DIRECTV Latin America service and the Spaceway system, if and when operational, will compete with other technologies and systems. See "Business of Hughes--General--Competition." Delays in the successful production or launch of the related satellites could materially delay the commencement or expansion of such services, which could materially affect market acceptance of such services and the financial results to Hughes. Launch schedules are subject to a number of factors, including construction delays, weather, availability of launch vehicles, launch vehicle problems, and governmental and political pressures, many of which are beyond the control of Hughes. In addition, there can be no assurance that Hughes will receive the approvals from the U.S. Federal Communications Commission and other U.S. and foreign governmental agencies that will be required to launch and operate the satellites for direct broadcast services and the Spaceway system. For other matters with respect to the DIRECTV Latin America service, see "DIRECTV" below. The equipment, systems and technology for the Spaceway system are currently under development and there can be no assurance that Hughes will be able to offer the presently contemplated range of services, that the cost of any such services offered will be attractive to customers or that such services can be successfully commercialized.

TELECOMMUNICATIONS EQUIPMENT AND SERVICES

  Through Hughes Network Systems, Inc. ("HNS"), Hughes provides a broad range of telecommunications equipment, satellite ground-based equipment and satellite communications services. With an estimated worldwide market share in excess of 60%, Hughes is the world's leading supplier of satellite-based private business networks, which are individually designed, owner controlled, interactive, highly flexible communications systems with the capacity to link thousands of locations for data exchange, voice communications and videoconferencing. Hughes also provides shared-hub systems that allow users with more modest communications needs to share usage of Hughes' satellite ground stations and networks. Hughes is also a leader in wireless telephone networks and digital cellular mobile systems and believes significant opportunities exist in utilizing both satellite and digital cellular technologies to provide fixed wireless telecommunications networks for local and international telecommunications in areas with deficient communications infrastructures (particularly developing nations) and to provide mobile communications systems and services.

  Hughes' private business networks utilize its very small aperture terminals ("VSATs"). VSATs are replacing more conventional satellite dishes for many uses because VSATs, which take advantage of more powerful satellites, are smaller, less expensive to manufacture and easier to install. As a leading supplier of VSATs, Hughes has delivered or received orders for more than 100,000 VSATs for use in the private networks of companies, government agencies, universities and research institutions. Among these are the more than 9,100 installed in the GM Pulsat network, which is the world's largest private business network. Since 1987, Hughes has sold private business networks to a variety of customers worldwide, including Chrysler, Toyota, Chevron, IBM, Wal-Mart, Toys "R" Us, Jusco (Japan), China Ministry of Posts and Telecommunications and France Telecom. Sales to international customers are expected to increase, particularly as government regulation of private ownership of such networks decreases. As of March 1, 1995, Hughes had sold private networks for use in over 38 countries in North America, Europe, Asia, Latin America and Africa.

  Hughes believes that its technologies and other capabilities position it to become a leading provider of both ground-based and satellite-based mobile communications services, which Hughes expects to become an increasingly important segment of the telecommunications market. Hughes is currently actively involved in many segments of the mobile communications market, from the design and manufacture of digital switching and consumer equipment for the cellular market to the construction and operation of satellites and satellite-based systems for use on vehicles and aircraft throughout North America and Japan and on vessels worldwide. For example, Hughes is a leading supplier of coastal earth stations used by a number of countries to transmit ship-to-shore telephone signals via the International Maritime Satellite Organization's ("INMARSAT") satellites.

  Hughes provides telecommunications equipment for cellular-based wireless applications. Hughes believes that it has developed a unique and flexible system that uses common hardware and software modules for multiple wireless telecommunications applications, including analog and digital mobile cellular, mobile data, fixed wireless telephony and Personal Communication Services ("PCS"). The advanced GMH 2000(TM) cellular system supports and is compatible with the U.S. Telecommunications Industry Association ("TIA") analog and Time Division Multiple Access ("TDMA") digital cellular standards, the Cellular Digital Packet Data ("CDPD") mobile data standard, the BellCore "PACS" system proposed as a PCS standard and Hughes' proprietary enhancement to TDMA, Extended Time Division Multiple Access ("E-TDMA") standard. E-TDMA(R) offers enhanced signal quality and confidentiality and significantly increased capacity as compared to conventional analog switching technology. Hughes has a contract with BellSouth Cellular Corporation to deploy its GMH 2000 dual analog digital cellular networks for voice and data transmission in more than 50 markets in the southeast United States. GTE Mobilnet has announced that it will install a Hughes network with CDPD technology in each of 10 markets in 1995.

  Hughes believes that significant opportunities exist in providing communications networks for use in areas with deficient communications infrastructures (particularly developing nations) because systems utilizing satellite and digital cellular technologies can generally be installed more quickly and economically than traditional wire-based telephone systems. Hughes' systems are capable of providing both local and international telecommunications services. Hughes' satellite-based private business networks are well suited for use by businesses and governments seeking improved communications in countries with less developed communications infrastructures because such systems can operate independently of existing wire-based switched telephone systems. Hughes is currently providing services through its Telephony Earth Station VSAT. Moreover, Hughes believes that its digital cellular technology (including E-TDMA) offers an alternative infrastructure for telephone systems, particularly in areas where installation of wire- or cable-based systems is not cost-effective. Hughes has signed contracts for major telephone infrastructures in Jakarta, Indonesia; Prague, Czech Republic; Blantyre, Malawi; Vladivostok and Novorosslysk, Russia; and Chengdu and Daqing, China. The Hughes program in Tatarstan, a Russian republic, for a high capacity fixed wireless telephone system has been in operation since January 1995. Hughes is discussing with several other countries and cities the installation of similar systems to provide and upgrade basic telephone service.

  In 1996 HNS expects to begin providing subscriber equipment for DIRECTV services. In addition, Hughes is developing DirecPC(TM), a satellite-based information delivery service that is expected to use small antennas and high-speed digital transmission to make software, documents, desk-top video, games, news and other information accessible through personal computers. There can be no assurance that Hughes will receive the approvals from the U.S. Federal Communications Commission and other governmental agencies that are required to be able to provide such service or that such service can be successfully commercialized.

DIRECTV

  Through DIRECTV Enterprises, Inc., Hughes has developed and operates the first high-powered, all digital direct-to-home television distribution service in North America, and is a leader in the direct broadcast satellite market in the United States with its programming distribution service known as DIRECTV. Introduced in June 1994, DIRECTV service is broadcast from two Hughes HS 601 satellites directly to 18-inch receiving antennae and decoding boxes located in households in the 48 contiguous states in the United States. Hughes uses 11 of the 16 transponders on the first satellite and all 16 transponders on the second satellite for DIRECTV services. The remaining five transponders on the first satellite have been sold to United States Satellite Broadcasting, Inc. ("USSB") for use in its own programming service. Hughes plans to launch a third satellite in the second quarter of 1995 to provide additional programming services and back-up support for its broadcast services. The receiving equipment for direct-to-home television service, called Digital Satellite System or DSS(TM), was initially manufactured exclusively by Thomson Consumer Electronics under the RCA(R) brand name and currently retails for approximately $699 and $899. Hughes expects Sony to begin supplying DSS equipment in the second quarter of 1995, and has announced that HNS, Toshiba and Uniden are expected to commence supplying DSS equipment in 1996. Based on consumer electronics marketing trends, Hughes anticipates that the prices for DSS equipment will decline as additional suppliers enter the market.

  Both the DIRECTV programming service and DSS equipment are distributed through consumer electronics stores such as Sears, Circuit City and Best Buy; satellite television dealers; and an arrangement with the National Rural Telecommunications Cooperative ("NRTC") whereby the NRTC offers DIRECTV services to member cooperatives serving approximately seven million households located primarily in rural areas of the continental United States. Because a significant number of consumers in rural areas do not have access to cable television, Hughes believes that direct broadcasting service represents the most convenient and economical method of providing multi-channel video services to such consumers. Hughes also believes that distribution through the NRTC is advantageous since NRTC members already provide utilities such as electric power and telephone services to consumers within their respective regions.

  The DIRECTV entertainment services currently offered to subscribers include over 150 television channels (including The Disney Channel, ESPN and CNN); an assortment of pay per view events such as movies, boxing, wrestling, musical concerts and other similar programs; 28 audio channels of commercial-free, CD-quality music; professional sports programming consisting of out-of-market games from the NFL, NBA and NHL and collegiate football sports programming; and other entertainment services such as Prime Time 24, The Golf Channel, TV Asia, STARZ! and Playboy TV. Hughes believes that the wide diversity of programming and the variety of programming packages available to consumers

(especially in the areas of sports and movies) will allow DIRECTV to compete effectively in the market for television entertainment. Future program offerings may include additional niche or specialized programming, interactive services and data/information services. In January 1995, Hughes began selling programming packages to restaurants, bars, office buildings and other commercial establishments.

  As of the beginning of March 1995, Hughes provided DIRECTV programming services to approximately 425,000 subscribers in the United States. Although the factors described below make it difficult to predict future subscription levels for any particular period of time, Hughes currently believes that its DIRECTV service will become profitable at a subscription level of approximately 3 million subscribers, which it does not expect to achieve until after 1995, and Hughes has a target of 10 million subscribers in North America by 2000. Primestar and USSB are the only other direct broadcast service companies currently in operation in the United States. Other direct broadcast service companies are expected to commence operation of direct-to-home services in 1996 or 1997. DIRECTV service also competes with cable television, other broadcast television and other entertainment services, including video rentals and telephone services. Due to, among other things, the scope of the competition for direct broadcast entertainment services and the relatively low brand and concept awareness level that is associated with the introduction of any new product, there can be no assurance as to the long-term market acceptance of direct broadcast services. The technology for the DIRECTV service is based, in part, on Hughes' satellite and satellite-based services experience and, in part, on the expertise of Thomson Consumer Electronics (which markets products under both the RCA and GE brand names) for the DSS equipment. Because Hughes has limited experience in marketing directly to consumers and operating the related infrastructure and support services, Hughes has outsourced many of the significant facets of such operations to vendors experienced in the respective fields. Given that DIRECTV service was introduced as recently as June 1994, Hughes and others have only limited operating experience and such experience is based on current subscription levels. Based on the foregoing and other factors outside the control of Hughes, such as general economic conditions, there can be no assurance that any level of subscription or profitability will be achieved or, if and when achieved, that any level of subscription or profitability will be maintained. Failure to reach targeted levels or to sustain such levels will materially adversely affect the timing and amount of revenues and profitability to Hughes from its DIRECTV service.

                              CORPORATE AND OTHER

  Hughes operates other businesses in addition to those described above in the discussions of Hughes' three business segments. These businesses are to be reported as part of "Corporate and Other" in Hughes' consolidated financial statements and the revenues of these businesses are not, in the aggregate, material to Hughes. The most significant of these businesses are Avicom, a supplier of cabin management, interactive passenger communications and entertainment systems and related services for the commercial airline market, and certain portions of the former HIEC. Corporate and Other also includes other minor business activities and, through 1993, Rediffusion, a supplier of commercial flight simulators and related systems and services, which Hughes sold in 1993.

  Through Avicom, Hughes is working to develop a complete cabin communications and entertainment system that integrates its audio distribution technology, large system processing capability and liquid crystal display technology. This system is being designed to be fully interactive and allow passengers (through individual screens at their seats) to watch and listen to individually selected entertainment programs, request meals and beverages and order duty free and other merchandise. The interactive feature is not currently meeting all design and quality requirements and, thus, installation of this portion of systems under existing sales contracts is being delayed pending completion of a product improvement program. The operating loss attributed to Corporate and Other in 1994 includes an $83 million operating loss reported by Avicom.

                          BUSINESS OF HUGHES--GENERAL

COMPETITION

  Hughes is generally recognized as a leader in automotive electronics, aerospace and defense systems, and telecommunications and space equipment and services. Hughes competes on the basis of quality and reliability, price, responsiveness to customer needs, technical expertise and innovation, financial and management capability and overall reputation. Competition for international business is affected by the presence of foreign competitors, preferences for domestic suppliers and international political and trade considerations. In order to compete more effectively and to complement its internal strengths, Hughes has entered into, and expects to continue to enter into, strategic alliances, partnering arrangements and other joint ventures and to make strategic acquisitions and divestitures. As a subsidiary of General Motors, Hughes has access to GM's business network of companies and government contacts around the world, to a large potential customer base and to GM's global purchasing power.

  In 1992, GM NAO announced its intentions to begin filling its procurement needs on a global basis. Pursuant to this initiative, GM NAO has aggressively pursued price reductions from its suppliers and has provided suppliers worldwide with the opportunity to bid for business customarily sourced with Hughes. As a result, Hughes has reduced its prices to GM NAO and Hughes expects prices to continue to decline. Hughes believes that it is has been and will continue to be able to compete effectively for GM business because of the quality of its products, its on-going cost reduction efforts and its product and technological innovations. Hughes also believes that it derives a competitive advantage from its business practice of placing Delco Electronics engineers at GM facilities to help integrate Delco Electronics electronic products into GM's vehicle designs. Hughes believes that its technological experience from its non-automotive businesses also provides it with a competitive advantage in developing and implementing new automotive electronic products. Delco Electronics believes that its cost reduction programs, which include internal cost improvement programs, business process engineering, purchases of components from unaffiliated suppliers, synchronous workshops, supplier cost improvement programs and a global electronics manufacturing strategy, will provide significant ongoing and sustainable cost savings. In light of the foregoing, Hughes expects to be able to continue to compete effectively for GM NAO business as well as international and North American business other than GM NAO.

  In the Aerospace and Defense Systems segment Hughes competes with a variety of U.S. and international companies for U.S. government and other business. The U.S. government has historically used multiple supply sources for a single program to further intensify competition and add to the number of experienced contractors available for future programs. It is anticipated that the ability to use multiple sources for production will be limited by declines in U.S. government defense spending. Hughes believes that its technological capabilities and the volume of its products and systems in operation around the world provide it with competitive advantages in the continuing trend toward upgrading and retrofitting electronic systems on existing weapons platforms. Hughes believes that its reorganization of the Aerospace and Defense Systems segment effective in 1995 (including its cost reduction and consolidation efforts in the areas of headcount, facilities utilization, and materials and supplies purchasing) will enhance its ability to compete in a cost efficient manner. See "United States Government Contracts."

  Hughes has certain competitive advantages in its telecommunications and space business. In the construction of satellites, Hughes' family of satellite bus designs gives it the flexibility to respond to varying customer requirements, and its relatively lighter weight satellites are less expensive to launch than are heavier competing models. In the sale and leasing of satellite transponders, Hughes enjoys advantages from its economies of scale and its strategic occupation of many of the most desirable North American Earth-orbit locations for geosynchronous communications satellites. Hughes also believes that its experience acquired through the development and operation in North America of the

DIRECTV service, and its early entry into the Latin American satellite-based direct broadcast market, will provide it with competitive advantages in such markets and in its efforts to expand direct broadcast services to other markets. See "Telecommunication and Space--DIRECTV."

  Notwithstanding the competitive advantages described above, Hughes participates in markets that involve a high level of competition by other companies that have similar or better financial, technological and personnel resources as Hughes. In particular, the U.S. government defense market is becoming increasingly competitive and Hughes expects consolidation within the industry due to expected real-dollar declines in the U.S. and other defense budgets. In addition, as Hughes seeks to increase its sales internationally it will meet an increased level of competition from foreign companies, some of which may be owned or subsidized by governmental agencies. Hughes' telecommunications businesses compete with other communications technologies and systems, such as, with respect to telecommunications systems for fixed and mobile applications, fiber optics networks, cable systems, wire telephony and radio-based systems and other satellite-based systems. In addition to existing and other planned operations of direct-to-home broadcasting services, Hughes' direct broadcasting service competes and will compete in present and future telecommunications markets with telephone companies, cable television, other broadcast television and other entertainment services, including video rentals. No assurance can be given as to the effect that any such competition may have on the financial condition or results of operations of Hughes.

UNITED STATES GOVERNMENT CONTRACTS

  Hughes acts as a prime contractor or major subcontractor with respect to many different U.S. government programs. Government acquisition programs typically follow a life cycle that begins with the research and development stage and progresses into full-scale production which may continue, with refinements and improvements, for several years. Because of significant start-up costs, many programs are not expected to become profitable until well into the full-scale production phase. Moreover, not all programs are selected for full-scale production, even when considerable resources have been expended in pre-production phases. The U.S. government has historically used multiple supply sources for a single program to further intensify competition and add to the number of experienced contractors available for future programs. It is anticipated that the ability to use multiple sources for production will be limited by declines in U.S. defense spending. See "Aerospace and Defense Systems."

  Hughes' U.S. government business is performed under two general types of contracts, fixed-price and cost reimbursement. Under certain fixed-price contracts, Hughes realizes all the benefit or detriment caused by decreased or increased costs of performing the contract. Under other fixed-price contracts, Hughes shares with the U.S. government the savings from performing for less than a specified target cost as well as the cost burden of exceeding the target cost up to a ceiling price, and carries the entire burden of costs exceeding the ceiling price. Cost reimbursement contracts provide for reimbursement of costs, to the extent such costs are reasonable, allocable to the contract and allowable under applicable regulations, plus payment of a fee. Approximately 62% of Hughes' total sales to the U.S. government in 1994 were pursuant to fixed-price contracts, and approximately 38% were pursuant to cost reimbursement contracts. Total Hughes net sales to the U.S. government in 1994 were approximately $5.3 billion and are primarily in the Aerospace and Defense Systems segment and the Telecommunications and Space segment.

  A significant number of Hughes' fixed-price government contracts contain progress payment provisions under which Hughes may receive payments in advance of delivery in amounts ranging from over 80% to 100% of cumulative total costs incurred, with the remainder, including profit, billed upon delivery and acceptance. Under cost reimbursement contracts, Hughes is periodically reimbursed for allowable costs and paid a portion of the fee component based on progress. Under either type of contract, certain costs, including certain financing, research and development and marketing expenses, are not reimbursable under currently applicable regulations.

  A portion of Hughes' contracts with the U.S. government which are the basis of Hughes' backlog are subject to appropriations decisions subsequent to award. Once awarded, contracts may be contested by other bidders. In addition, Hughes' contracts with the U.S. government are subject to termination by the U.S. government either for its convenience or for default by Hughes. The costs recovered for terminations for convenience may not fully reimburse Hughes, and the profit or fee received by Hughes may be lower than that which it had expected for the portion of the contract performed. In cases of termination for default, normal contract remedies generally apply. In addition, the U.S. government has broad discretion to suspend or debar contractors from engaging in new government business, including discretion as to the period of suspension or debarment. A contractor may be debarred based on a conviction or civil judgment involving certain offenses, including fraud in connection with obtaining or performing a public contract (or subcontract thereunder), and may be suspended if indicted for such an offense or if there is other adequate evidence that such an offense has been committed. Like other government contractors, Hughes is subject to civil and criminal audits and investigations of its contracting activity.

  Sales to the U.S. government may be affected by changes in acquisition policies, budget considerations, changing concepts of national defense, spending priorities, and other factors that are outside the control of Hughes.

RESEARCH AND INTELLECTUAL PROPERTY

  The ability to generate technological innovations is important to Hughes' long-term success. The development of new technologies may provide business opportunities and may result in product improvements which, among other things, enable the extension of profitable production programs. Research and development are carried on in each of Hughes' business units in connection with ongoing product improvement efforts. Hughes Research Laboratories located in Malibu, California, conducts long-range applied research in the specialized fields of physics, chemistry, electronics, and information sciences. See "Business of Hughes--General--United States Government Contracts." In addition, units of Hughes consult with the research laboratories of General Motors.

  Hughes utilizes a large number of patents and trademarks which are held by General Motors, Hughes or other affiliates. Hughes believes that, in the aggregate, the rights existing under such patents, trademarks and licenses are important. Hughes believes, however, that its competitive position is primarily dependent on research, engineering and production capabilities. Hughes actively pursues patent and trademark protections for its technological and engineering innovations, and actively pursues enforcement of its intellectual property rights.

EMPLOYEES

  As of December 31, 1994, Hughes employed approximately 79,000 persons.

  Hughes believes that it is one of the world's largest private employers of engineers and scientists. As of December 31, 1994, approximately 34% of Hughes' employees had engineering or technical degrees and 18% had advanced degrees. Hughes has continuing requirements for skilled technical personnel, and conducts recruiting in a highly competitive environment from a limited pool of qualified individuals.

  As of December 31, 1994, approximately 23% of Hughes' work force in the United States was represented by labor unions. The principal unions representing these employees are the United Automobile Workers, which has a contract with General Motors that expires in September 1996, the Electronic and Space Technicians Local 1553 of the United Brotherhood of Carpenters and Joiners, which has a contract with Hughes that expires in October 1998, and the International Association of Machinists, which has a contract with Hughes that expires in October 1996. Hughes has not experienced any significant labor problems in the past five years, and management considers its employee relations to be good.

  Hughes has incentive compensation programs that cover officers and other executives. These programs include, among other things, grants to executives of shares and options to acquire shares of Class H Common Stock. The value of shares of Class H Common Stock and options to acquire such shares which may be awarded under such programs will vary to the extent of any changes in the market price of Class H Common Stock during holding or vesting periods applicable to such awards.

                                   MANAGEMENT

  The principal executive officers of Hughes include the following:

            NAME        AGE                     POSITIONS
            ----        ---                     ---------
      C. Michael Arm-   56  Chairman and Chief Executive Officer
       strong
      Michael T. Smith  51  Vice Chairman
      Charles H. Noski  42  Senior Vice President and Chief Financial Officer

  Executives of Hughes having primary responsibility for business segments include the following:

             NAME             AGE                       BUSINESS
             ----             ---                       --------
      Gary W. Dickinson       56        Automotive Electronics
      Michael T. Smith        51        Aerospace and Defense Systems
      Steven D. Dorfman       59        Telecommunications and Space--HSC and HCI
      Jack A. Shaw            56        Telecommunications and Space--HNS
      Eddy W. Hartenstein     44        Telecommunications and Space--DIRECTV

                              SELLING STOCKHOLDER

  All of the 15,000,000 shares of the Class H Common Stock offered hereby are being sold by HHMI. HHMI is a tax-exempt medical research organization. As of the date hereof, HHMI owns 17,503,800 shares or approximately 18.5% of the Class H Common Stock outstanding (based on the number of shares outstanding on February 28, 1995). After the completion of this offering, HHMI will own 2,503,800 shares or approximately 2.6% of the Class H Common Stock outstanding (based on the number of shares outstanding on February 28, 1995).

  HHMI acquired its shares of Class H Common Stock in 1985 in connection with GM's acquisition of HAC from HHMI. HHMI's investment in shares of Class H Common Stock constitutes its single largest investment. HHMI is selling the shares of Class H Common Stock offered hereby in order to diversify its portfolio of investments and in light of the expiration on March 1, 1995 of transfer restrictions on 15,000,000 of HHMI's shares of Class H Common Stock under an agreement between General Motors and HHMI dated February 27, 1989, as amended (the "1989 Class H Agreement"). After the sale of the shares offered hereby, HHMI's remaining shares of Class H Common Stock would still constitute one of HHMI's largest equity investments.

  This offering is being made pursuant to an agreement entered into on February 15, 1995 between General Motors and HHMI. Under such agreement, General Motors is entitled to receive the net proceeds of this offering (after reduction for expenses, including underwriting discounts and commissions) in excess of $37.50 per share. Based on the price for shares of Class H Common Stock to be sold in this offering, General Motors and HHMI expect a payment of approximately
$       to be made by HHMI to General Motors within 10 business days after the closing of this offering. Such agreement also provides that HHMI has the right to cause General Motors to purchase from HHMI, at a price equal to $30 per share, a number of shares of Class H Common stock equal to 15,000,000 less the number of shares sold in this offering. Such put right is exercisable by HHMI on the earlier of the business day after the date of this Prospectus and June 30, 1995, subject to extension in certain circumstances. The put and call rights between General Motors and HHMI arising under the 1989 Class H Agreement with respect to shares of Class H Common Stock owned by HHMI have been exercised or expired unexercised. See Note 1 to the Hughes Consolidated Financial Statements in Appendix B.

  Pursuant to its agreement with HHMI, General Motors has agreed to indemnify HHMI against certain liabilities under the Securities Act.

  HHMI has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class H Common Stock or any securities convertible into or exchangeable for Class H Common Stock for a period of 90 days from the date hereof without the prior written consent of Goldman, Sachs & Co. and Salomon Brothers Inc on behalf of the Underwriters. See "Underwriting." Except as set forth in the preceding sentence, the shares of Class H Common Stock held by HHMI are not subject to any transfer restrictions.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  This is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of Class H Common Stock by a "Non-United States Holder." A "Non-United States Holder" is a person or entity that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership, or a nonresident fiduciary of a foreign estate or trust.

  This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances (including the direct or indirect ownership of more than 5 percent of the outstanding Class H Common Stock) and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

  The following summary does not constitute, and should not be considered as, legal or tax advice to prospective investors. Prospective holders should consult their tax advisers about the particular tax consequences to them of holding and disposing of Class H Common Stock.

DIVIDENDS

  Subject to the discussion below, dividends paid to a Non-United States Holder of Class H Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, General Motors ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent actual knowledge that such presumption is not warranted. However, under proposed U.S. Treasury regulations which have not yet been put into effect, to claim the benefits of a tax treaty, a Non-United States Holder of Class H Common Stock would be required to file certain forms accompanied by a statement from a competent authority of the treaty country.

  Dividends paid to a holder with an address within the United States generally will not be subject to withholding tax, unless General Motors has actual knowledge that the holder is a Non-United States Holder. Absent such actual knowledge, dividends paid to a holder with a U.S. address may be subject to backup withholding if the holder is not an exempt recipient as defined in
Section 6049(b)(4) of the Code (which includes corporations) and fails to provide a correct tax identification number and other information to General Motors.

  Upon the filing of an Internal Revenue Service Form 4224 with General Motors, there is no withholding tax on dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends are subject to regular U.S. income tax in the same manner as if the Non-United States Holder were a U.S. resident. Effectively connected dividends received by a non-United States corporation may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of its effectively connected earnings and profits, subject to certain adjustments.

  Generally, General Motors must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

GAIN ON DISPOSITION

  A Non-United States Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Class H Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States or (ii) in the case of certain Non-United States Holders who are nonresident alien individuals and hold Class H Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

  If the proceeds of a disposition of Class H Common Stock are paid over by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing holder certifies as to his name, address, and non-United States status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a Non-United States Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

  An individual Non-United States Holder who is treated as the owner of or has made certain lifetime transfers of an interest in Class H Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholder has agreed to sell to the Underwriters named below (the "Underwriters"), and the Underwriters have severally agreed to purchase from the Selling Stockholder, the aggregate number of shares of Class H Common Stock set forth below opposite their respective names.

                                                                      NUMBER OF
                                                                      SHARES OF
                                                                       CLASS H
                                                                        COMMON
          UNDERWRITER                                                   STOCK
          -----------                                                 ----------
      Goldman, Sachs & Co............................................
      Salomon Brothers Inc...........................................
      Cowen & Company................................................
      Morgan Stanley & Co. Incorporated..............................
                                                                      ----------
          Total...................................................... 15,000,000
                                                                      ==========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Class H Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $     per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After the shares of Class H Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  General Motors and the Selling Stockholder have agreed that, during the period beginning from the date of this Prospectus and continuing until the date 90 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Class H Common Stock or any securities which are convertible or exchangeable into Class H Common Stock (other than pursuant to employee benefit plans and under certain other circumstances), without the written consent of Goldman, Sachs & Co. and Salomon Brothers Inc.

  General Motors and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The legality of the shares of Class H Common Stock offered hereby will be passed upon for General Motors by Warren G. Andersen, Attorney, Legal Staff of General Motors. Certain matters relating to federal income tax considerations will be passed on by Anton H. Zidansek, Assistant General Tax Counsel, Tax Staff of General Motors. Mr. Andersen and Mr. Zidansek are the beneficial owners of shares, including shares subject to options, of $1 2/3 Par Value Common Stock and Class E Common Stock.

  The legality of the shares offered hereby will be passed upon for the Underwriters by Davis Polk & Wardwell. Davis Polk & Wardwell acts as counsel to the Executive Compensation Committee of the Board of Directors of General Motors and has acted as counsel for General Motors and its subsidiaries in various matters.

                                    EXPERTS

  The consolidated financial statements and the financial statement schedule included in the GM 1994 Form 10-K, incorporated by reference herein, have been audited by Deloitte & Touche LLP (as to financial statements and the financial statement schedule of General Motors and as to financial statements of Hughes) and KPMG Peat Marwick LLP (as to financial statements of EDS), independent auditors, as stated in their respective reports appearing therein, and have been so incorporated in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  The consolidated financial statements of Hughes as of December 31, 1994 and 1993 and for the three years in the period ended December 31, 1994, included in Appendix B herein, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein, and have been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                                   APPENDIX A

                  DESCRIPTION OF GENERAL MOTORS CAPITAL STOCK

  The authorized capital stock of General Motors, which may be issued upon resolution of the General Motors Board of Directors (the "Board of Directors"), consists of 6,000,000 shares of Preferred Stock, without par value, issuable in series; 100,000,000 shares of Preference Stock, $0.10 par value, issuable in series; 2,000,000,000 shares of $1 2/3 Par Value Common Stock; 1,000,000,000 shares of Class E Common Stock, $0.10 par value; and 600,000,000 shares of Class H Common Stock, $0.10 par value. The $1 2/3 Par Value Common Stock, the Class E Common Stock and the Class H Common Stock are referred to collectively as the "Common Stock."

  On February 28, 1995, the following shares of capital stock of General Motors were outstanding: 11,075,000 shares of Series B 9 1/8% Preference Stock, represented by 44,300,000 Depositary Shares; 3,188,060 shares of Series C Convertible Preference Stock, represented by 31,880,600 Depositary Shares; 3,925,000 shares of Series D 7.92% Preference Stock, represented by 15,700,000 Depositary Shares; 5,750,000 shares of Series G 9 1/2% Preference Stock, represented by 23,000,000 Depositary Shares; 752,651,957 shares of $1 2/3 Par Value Common Stock; 94,528,112 shares of Class H Common Stock; and 262,999,707 shares of Class E Common Stock. In addition, 44,881,509 shares of Class E Common Stock have been reserved for issuance upon conversion of currently outstanding Series C Convertible Preference Stock.

PREFERRED STOCK

  On May 1, 1993, General Motors exercised its option to redeem all outstanding shares of Preferred Stock--$5.00 Series for $120.00 per share plus accrued dividends and to redeem all outstanding shares of Preferred Stock--$3.75 Series for $100.00 per share plus accrued dividends. Consequently, there are currently no outstanding shares of Preferred Stock and the Board of Directors has no current intent to issue any Preferred Stock.

  The General Motors Certificate of Incorporation authorizes the Board of Directors to issue shares of Preferred Stock from time to time in distinctly designated series, and each series of Preferred Stock would rank equally and be identical in all respects to all other series except as to the dividend rate and redemption price. Preferred Stock would rank senior to Preference Stock and Common Stock with respect to payment of dividends and distributions in liquidation. If any shares of Preferred Stock were issued, no cash dividends could be paid on any class of Common Stock or any series of Preference Stock if current assets of General Motors in excess of its current liabilities were less than $75 per share of outstanding Preferred Stock.

  As noted above, the Board of Directors has no current intent to issue Preferred Stock, but if any shares were issued, they would not be entitled to vote except that (i) they would vote together with the holders of Common Stock on the disposition of General Motors' assets as an entirety; (ii) if General Motors has defaulted in paying dividends on Preferred Stock for six months, the holders of Preferred Stock, voting as a class, would be entitled to elect one-quarter of the directors; and (iii) certain mortgaging or pledging of, or the placing of certain liens upon, General Motors' property would require the approval of the holders of three-fourths of any outstanding Preferred Stock.

PREFERENCE STOCK

  Preference Stock would rank junior to Preferred Stock, if any were outstanding, and ranks senior to Common Stock with respect to payment of dividends and distributions in liquidation. Subject to these limitations, the Board of Directors may from time to time authorize the issuance of shares of Preference Stock in such series, and having such dividend and liquidation preferences, voting rights, redemption prices, conversion rights, and other terms and provisions as may be contained in the resolutions of the Board of Directors providing for their issuance. General Motors currently has outstanding four series of Preference Stock. Outstanding shares of Series B 9 1/8% Preference Stock are referred to as "Series B Preference Shares." Outstanding shares of Series C Convertible Preference Stock are referred to as "Series C Preference Shares." Outstanding shares of Series D 7.92% Preference Stock are referred to as "Series D Preference Shares." Outstanding shares of Series G 9.12% Preference Stock are referred to as "Series G Preference Shares."

 Series B 9 1/8% Preference Stock

  Dividends. Subject to the rights of the holders of Preferred Stock, if any were outstanding, dividends will be paid on the outstanding Series B Preference Shares when, as and if declared by the Board of Directors out of General Motors' assets legally available therefor. Dividends may be subject to restrictions contained in any future debt agreements of General Motors and to limitations contained in future series or classes of Preferred Stock or Preference Stock.

  Holders of Series B Preference Shares will be entitled to receive cumulative cash dividends, at the annual rate of 9 1/8% of the per share stated value (equivalent to $9.125 per annum per Series B Preference Share), payable quarterly for each of the quarters ending March, June, September and December of each year, payable in arrears on the first day that is not a legal holiday of each succeeding May, August, November and February, respectively. Each such dividend will be paid to holders of record on each record date, which shall be not less than 10 nor more than 50 days preceding the payment date, as fixed by the Board of Directors. Dividends on the Series B Preference Shares, whether or not declared, will be cumulative from the date of original issue of the Series B Preference Shares. The amount of dividends payable for any period shorter than a full quarterly dividend period will be determined on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

  Preferential dividends will accrue whether or not General Motors has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends accumulate to the extent they are not paid on the dividend payment date following the calendar quarter for which they accrue. Accumulated preferential dividends will not bear interest. Dividends will not be paid on any class of Common Stock or other stock ranking junior to the Series B Preference Shares (other than a dividend payable in shares of any class of Common Stock) and General Motors will not redeem, repurchase or otherwise acquire any shares of Common Stock or other stock ranking junior to the Series B Preference Shares (other than a redemption or purchase of shares of Common Stock made in connection with employee incentive or benefit plans of General Motors or its subsidiaries), unless the full preferential dividends accumulated on all outstanding Series B Preference Shares have been paid. Dividends will not be declared on any series of Preference Stock for any prior dividend payment period unless there shall have been declared on all outstanding shares of Preference Stock ranking on a parity with such series, in respect of all dividend payment periods of such parity stock terminating with or before such prior dividend payment period, like proportionate dividends determined ratably in proportion to the respective preferential dividends accumulated to date on such series and the dividends accumulated on all such outstanding parity Preference Stock.

  Conversion. The Series B Preference Shares are not convertible into shares of any other class of capital stock of General Motors.

  Redemption. The Series B Preference Shares may not be redeemed prior to January 1, 1999. On or after January 1, 1999, General Motors may, at its option, on not less than 35 nor more than 60 days' notice, redeem the Series B Preference Shares, as a whole or in part, at any time or from time to time, for cash in an amount equal to $100 per Series B Preference Share, plus an amount equal to all dividends accrued and unpaid thereon to the date fixed for redemption. If less than all outstanding

Series B Preference Shares are to be redeemed, shares to be redeemed will be selected by General Motors by lot or pro rata or by any other method determined by General Motors in its sole discretion to be equitable. Holders of Series B Preference Shares have no right to require redemption of such shares.

  Liquidation Preference. In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, the holders of Series B Preference Shares will be entitled to the liquidation preference described below, after the holders of Preferred Stock, if any were outstanding, receive the full preferential amounts to which they are entitled and before any distribution to holders of Common Stock. The holders of the Series B Preference Shares will be entitled to receive for each share $100 plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders (subject to the right of the holders of record of any Series B Preference Share on a record date for payment of dividends thereon to receive a dividend payable on the date of final distribution), but such holders shall not be entitled to any further payment. If there are insufficient assets to permit full payment to holders of the Series B Preference Shares and the holders of any other series of Preference Stock which is on parity with the Series B Preference Shares as to liquidation rights, then the holders of the Series B Preference Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

  Voting. The Series B Preference Shares do not entitle holders thereof to voting rights, except (i) with respect to any amendment or alteration of any provision of the General Motors Certificate of Incorporation which would adversely affect the powers, preferences or special rights of the Series B Preference Shares, which requires the prior approval of the holders of at least two-thirds of the outstanding Series B Preference Shares, and (ii) in the event General Motors fails to pay accumulated preferential dividends on the Series B Preference Shares in full for any six quarterly dividend payment periods, whether or not consecutive, and all such dividends remain unpaid (a "Preferential Dividend Default"), or as required by law. In the event of a Preferential Dividend Default, the number of directors of General Motors will be increased by two and the holders of the outstanding Series B Preference Shares, voting together as a class with all other series of Preference Stock ranking junior to or on a parity with the Series B Preference Shares and then entitled to vote on the election of such directors, will be entitled to elect such two additional directors until the full dividends accumulated on all outstanding Series B Preference Shares have been paid.

 Series C Convertible Preference Stock

  Dividends. Subject to the rights of the holders of Preferred Stock, if any were outstanding, dividends will be paid on the outstanding Series C Preference Shares when, as and if declared by the Board of Directors out of General Motors' assets legally available therefor. Dividends may be subject to restrictions contained in any future debt agreements of General Motors and to limitations contained in future series or classes of Preferred Stock or Preference Stock.

  Holders of Series C Preference Shares will be entitled to receive cumulative cash dividends from the date of original issue, accruing at the annual rate of $32.50 per share, and no more, payable quarterly for each of the quarters ending March, June, September and December of each year, payable in arrears on the first day that is not a legal holiday of each succeeding May, August, November and February, respectively. Each such dividend will be paid to holders of record on each record date, which shall be not less than 10 nor more than 50 days preceding the payment date as fixed by the Board of Directors. Dividends on the Series C Preference Shares, whether or not declared, will be cumulative from the date of original issuance thereof. The amount of dividends payable for any period shorter than a full quarterly dividend period will be determined on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

  Preferential dividends will accrue whether or not General Motors has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends accumulate to the extent they are not paid on the dividend payment date following the calendar quarter for which they accrue. Accumulated preferential dividends will not bear interest. Dividends will not be paid on any class of Common Stock or other stock ranking junior to the Series C Preference Shares (other than a dividend payable in shares of any class of Common Stock) and General Motors will not redeem, repurchase or otherwise acquire any shares of Common Stock or other stock ranking junior to the Series C Preference Shares (other than a redemption or purchase of shares of Common Stock made in connection with employee incentive or benefit plans of General Motors or its subsidiaries), unless the full preferential dividends accumulated on all outstanding Series C Preference Shares have been paid. Dividends will not be declared on any series of Preference Stock for any prior dividend payment period unless there shall have been declared on all outstanding shares of Preference Stock ranking on a parity with such series, in respect of all dividend payment periods of such parity stock terminating with or before such prior dividend payment period, like proportionate dividends determined ratably in proportion to the respective preferential dividends accumulated to date on such series and the dividends accumulated on all such outstanding parity Preference Stock.

  Conversion. The Series C Preference Shares are convertible at any time at the option of the holders thereof into shares of Class E Common Stock at a conversion price of $35.52 per share of Class E Common Stock (equivalent to a conversion rate of 14.078 shares of Class E Common Stock for each Series C Preference Share), subject to adjustment as described below. For purposes of such conversion, each Series C Preference Share will be valued at $500.00. Notwithstanding the foregoing, if Series C Preference Shares are called for redemption by General Motors as provided below, holders of those shares will not have the right to convert such shares into Class E Common Stock after the close of business on the effective date of such call for redemption. In order to prevent dilution of conversion rights, the conversion price will be adjusted in the event of (i) a dividend in shares of Class E Common Stock paid with respect to the Class E Common Stock, (ii) the subdivision or combination of the outstanding shares of Class E Common Stock, (iii) the issuance to holders of Class E Common Stock of certain rights or warrants to purchase Class E Common Stock at below market prices, or (iv) the conversion or exchange of all outstanding shares of Class E Common Stock for any securities of General Motors by a recapitalization or otherwise.

  Redemption. At any time on or after February 19, 1996, General Motors may at its option call for redemption, on not less than 15 nor more than 60 days' notice, any or all of the outstanding Series C Preference Shares at the call price set forth in the following paragraph, plus any accumulated and unpaid preferential dividends.

  The call price per Series C Preference Share shall be as follows, if the effective date of the redemption occurs during the 12-month period beginning February 19 of the years indicated, plus in each case accrued and unpaid dividends on such shares to and including the effective date: 1996-- $519.50; 1997--$516.25; 1998--$513.00; 1999--$509.75; 2000--$506.50; 2001--$503.25; 2002
and thereafter--$500.00. General Motors may pay the call price in cash, in shares of $1 2/3 Par Value Common Stock, or in a specified combination thereof.

  If fewer than all outstanding Series C Preference Shares are called by General Motors, the shares to be so called shall be selected by lot or pro rata or by any other method determined by General Motors in its sole discretion to be equitable. Holders of Series C Preference Shares have no right to require redemption of such shares.

  Liquidation Preference. In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, after the holders of Preferred Stock, if any were outstanding, receive the full preferential amounts to which they are entitled and before any distribution to holders of Common Stock, the holders of Series C Preference Shares, together with holders of all other currently outstanding shares of Preference Stock, will be entitled to the respective liquidation preferences described below.

  The holders of Series C Preference Shares shall be entitled to receive for each share $500.00 plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders, and no more. If there are insufficient assets to permit full payment to holders of the Series C Preference Shares and the holders of any other series of Preference Stock which is on parity with the Series C Preference Shares as to liquidation rights, then the holders of the Series C Preference Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

  Voting. The Series C Preference Shares do not entitle holders thereof to voting rights, except (i) with respect to any amendment or alteration of any provision of the General Motors Certificate of Incorporation which would adversely affect the powers, preferences or special rights of the Series C Preference Shares, which requires the prior approval of the holders of at least two-thirds of the outstanding shares of such series, and (ii) in the event General Motors fails to pay preferential dividends on the Series C Preference Shares in full for any six quarterly dividend payment periods, whether or not consecutive, and all such dividends remain unpaid (a "Preferential Dividend Default"), or as required by law. In the event of a Preferential Dividend Default, the number of directors of General Motors will be increased by two and the holders of the outstanding Series C Preference Shares, voting together as a class with all other series of Preference Stock then entitled to vote on the election of directors, will be entitled to elect such two additional directors until the full dividends accumulated on all outstanding Series C Preference Shares are paid.

 Series D 7.92% Preference Stock

  Dividends. Subject to the rights of the holders of Preferred Stock, if any were outstanding, dividends will be paid on the outstanding Series D Preference Shares when, as and if declared by the Board of Directors out of General Motors' assets legally available therefor. Dividends may be subject to restrictions contained in any future debt agreements of General Motors and to limitations contained in future series or classes of Preferred Stock or Preference Stock.

  Holders of Series D Preference Shares will be entitled to receive cumulative cash dividends, at the annual rate of 7.92% of the per share stated value (equivalent to $7.92 per annum per Series D Preference Share), payable quarterly for each of the quarters ending March, June, September and December of each year, payable in arrears on the first day that is not a legal holiday of each succeeding May, August, November and February, respectively. Each such dividend will be paid to holders of record on each record date, which shall be not less than 10 nor more than 50 days preceding the payment date, as fixed by the Board of Directors. Dividends on the Series D Preference Shares, whether or not declared, will be cumulative from the date of original issue of the Series D Preference Shares. The amount of dividends payable for any period shorter than a full quarterly dividend period will be determined on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

  Preferential dividends will accrue whether or not General Motors has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends accumulate to the extent they are not paid on the dividend payment date following the calendar quarter for which they accrue. Accumulated preferential dividends will not bear interest. Dividends will not be paid on any class of Common Stock or other stock ranking junior to the Series D Preference Shares (other than a dividend payable in shares of any class of Common Stock) and General Motors will not redeem, repurchase or otherwise acquire any shares of Common Stock or other stock ranking junior to the Series D Preference Shares (other than a redemption or purchase of shares of Common Stock made in connection with employee incentive or benefit plans of General Motors or its subsidiaries), unless the full preferential dividends accumulated on all outstanding Series D Preference Shares have been paid. Dividends will not be declared on any series of Preference Stock for any prior dividend payment period unless there shall have been declared on all outstanding shares of Preference Stock ranking on a parity with such series, in respect of all dividend payment periods of such parity stock terminating with or before such prior dividend payment period, like proportionate dividends determined ratably in proportion to the respective preferential dividends accumulated to date on such series and the dividends accumulated on all such outstanding parity Preference Stock.

  Conversion. The Series D Preference Shares are not convertible into shares of any other class of capital stock of General Motors.

  Redemption. The Series D Preference Shares may not be redeemed prior to August 1, 1999. On or after August 1, 1999, General Motors may, at its option, on not less than 35 nor more than 60 days' notice, redeem the Series D Preference Shares, as a whole or in part, at any time or from time to time, for cash in an amount equal to $100 per Series D Preference Share, plus an amount equal to all dividends accrued and unpaid thereon to the date fixed for redemption. If less than all outstanding Series D Preference Shares are to be redeemed, shares to be redeemed will be selected by General Motors by lot or pro rata or by any other method determined by General Motors in its sole discretion to be equitable. Holders of Series D Preference Shares have no right to require redemption of such shares.

  Liquidation Preference. In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, the holders of Series D Preference Shares will be entitled to the liquidation preference described below, after the holders of Preferred Stock, if any were outstanding, receive the full preferential amounts to which they are entitled and before any distribution to holders of Common Stock. The holders of the Series D Preference Shares will be entitled to receive for each share $100 plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders (subject to the right of the holders of record of any Series D Preference Share on a record date for payment of dividends thereon to receive a dividend payable on the date of final distribution), but such holders shall not be entitled to any further payment. If there are insufficient assets to permit full payment to holders of the Series D Preference Shares and the holders of any other series of Preference Stock which is on parity with the Series D Preference Shares as to liquidation rights, then the holders of the Series D Preference Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

  Voting. The Series D Preference Shares do not entitle holders thereof to voting rights, except (i) with respect to any amendment or alteration of any provision of the General Motors Certificate of Incorporation which would adversely affect the powers, preference or special rights of the Series D Preference Shares, which requires the prior approval of the holders of at least two-thirds of the outstanding Series D Preference Shares, and (ii) in the event General Motors fails to pay accumulated preferential dividends on the Series D Preference Shares in full for any six quarterly dividend payment periods, whether or not consecutive, and all such dividends remain unpaid (a "Preferential Dividend Default"), or as required by law. In the event of a Preferential Dividend Default, the number of directors of General Motors will be increased by two and the holders of the outstanding Series D Preference Shares, voting together as a class with all other series of Preference Stock ranking junior to or on a parity with the Series D Preference Shares and then entitled to vote on the election of such directors, will be entitled to elect such two additional directors until the full dividends accumulated on all outstanding Series D Preference Shares have been paid.

 Series G 9.12% Preference Stock

  Dividends. Subject to the rights of the holders of Preferred Stock, if any were outstanding, dividends will be paid on the outstanding Series G Preference Shares when, as and if declared by the Board of Directors out of General Motors' assets legally available therefor. Dividends may be subject to restrictions contained in any future debt agreements of General Motors and to limitations contained in future series or classes of Preferred Stock or Preference Stock.

  Holders of Series G Preference Shares will be entitled to receive cumulative cash dividends, at the annual rate of 9.12% of the per share stated value (equivalent to $9.12 per annum per Series G Preference Share), payable quarterly for each of the quarters ending March, June, September and December of each year, payable in arrears on the first day that is not a legal holiday of each succeeding May, August, November and February, respectively. Each such dividend will be paid to holders of record on each record date, which shall be not less than 10 nor more than 50 days preceding the payment date as fixed by the Board of Directors. Dividends on the Series G Preference Shares, whether or not declared, will be cumulative from the date of original issue of the Series G Preference Shares. The amount of dividends payable for any period shorter than a full quarterly dividend period will be determined on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

  Preferential dividends will accrue whether or not General Motors has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends accumulate to the extent they are not paid on the dividend payment date following the calendar quarter for which they accrue. Accumulated preferential dividends will not bear interest. Dividends will not be paid on any class of Common Stock or other stock ranking junior to the Series G Preference Shares (other than a dividend payable in shares of any class of Common Stock) and General Motors will not redeem, repurchase or otherwise acquire any shares of Common Stock or other stock ranking junior to the Series G Preference Shares (other than a redemption or purchase of shares of Common Stock made in connection with employee incentive or benefit plans of General Motors or its subsidiaries), unless the full preferential dividends accumulated on all outstanding Series G Preference Shares have been paid. Dividends will not be declared on any series of Preference Stock for any prior dividend payment period unless there shall have been declared on all outstanding shares of Preference Stock ranking on a parity with such series, in respect of all dividend payment periods of such parity stock terminating with or before such prior dividend payment period, like proportionate dividends determined ratably in proportion to the respective preferential dividends accumulated to date on such series and the dividends accumulated on all such outstanding parity Preference Stock.

  Conversion. The Series G Preference Shares are not convertible into shares of any other class of capital stock of General Motors.

  Redemption. The Series G Preference Shares may not be redeemed prior to January 1, 2001. On or after January 1, 2001, General Motors may, at its option, on not less than 35 nor more than 60 days' notice, redeem the Series G Preference Shares, as a whole or in part, at any time or from time to time, for cash in an amount equal to $100 per Series G Preference Share, plus an amount equal to all dividends accrued and unpaid thereon to the date fixed for redemption. If less than all outstanding Series G Preference Shares are to be redeemed, shares to be redeemed will be selected by General Motors by lot or pro rata or by any other method determined by General Motors in its sole discretion to be equitable. Holders of Series G Preference Shares have no right to require redemption of such shares.

  Liquidation Preference. In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, the holders of Series G Preference Shares will be entitled to the liquidation preference described below, after the holders of Preferred Stock, if any were outstanding, receive the full preferential amounts to which they are entitled and before any distribution to holders of Common Stock. The holders of the Series G Preference Shares will be entitled to receive for each share $100 plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders (subject to the right of the holders of record of any Series G Preference Share on a record date for payment of dividends thereon to receive a dividend payable on the date of final distribution), but such holders shall not be entitled to any further payment. If there are insufficient assets to permit full payment to holders of the Series G Preference Shares and the holders of any other series of Preference Stock which is on parity with the Series G Preference Shares as to liquidation rights, then the holders of the Series G Preference Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

  Voting. The Series G Preference Shares do not entitle holders thereof to voting rights, except (i) with respect to any amendment or alteration of any provision of the General Motors Certificate of Incorporation which would adversely affect the powers, preferences or special rights of the Series G Preference Shares, which requires the prior approval of the holders of at least two-thirds of the outstanding Series G Preference Shares, and (ii) in the event General Motors fails to pay accumulated preferential dividends on the Series G Preference Shares in full for any six quarterly dividend payment periods, whether or not consecutive, and all such dividends remain unpaid (a "Preferential Dividend Default"), or as required by law. In the event of a Preferential Dividend Default, the number of directors of General Motors will be increased by two and the holders of the outstanding Series G Preference Shares, voting together as a class with all other series of Preference Stock ranking junior to or on a parity with the Series G Preference Shares and then entitled to vote on the election of such directors, will be entitled to elect such two additional directors until the full dividends accumulated on all outstanding Series G Preference Shares have been paid.

COMMON STOCK

  General Motors has three classes of common stock: $1 2/3 Par Value Common Stock, Class E Common Stock and Class H Common Stock.

  Dividends. Subject to the rights of the holders of Preferred Stock, if any were outstanding, and Preference Stock, dividends may be paid in cash or otherwise, when, as and if declared by the Board of Directors, on the $1 2/3 Par Value Common Stock, the Class E Common Stock and the Class H Common Stock out of the assets of General Motors legally available therefor as provided below.

  Dividends on the $1 2/3 Par Value Common Stock may be declared and paid only to the extent of the assets of General Motors legally available therefor, reduced by the amount available for dividends on the Class E Common Stock and the Class H Common Stock. Dividends paid on the $1 2/3 Par Value Common Stock and adjustments to surplus arising from the repurchase of shares of $1 2/3 Par Value Common Stock or other appropriate circumstances will be charged to the amount available for payment of dividends on $1 2/3 Par Value Common Stock.

  General Motors' policy is to distribute dividends on the $1 2/3 Par Value Common Stock based on the outlook and indicated capital needs of General Motors' business. At the November 2, 1992 meeting of the General Motors Board of Directors, the quarterly dividend on the $1 2/3 Par Value Common Stock was reduced from $0.40 per share to $0.20 per share to conserve cash and strengthen GM's competitive position. On February 4, 1991, the General Motors Board of Directors had reduced the quarterly dividend to $0.40 per share from $0.75 per share of $1 2/3 Par Value Common Stock.

  Dividends on Class E Common Stock may be declared and paid out of assets of General Motors legally available therefor only to the extent of the sum of (i) the paid in surplus attributable to Class E Common Stock plus (ii) the Available Separate Consolidated Net Income of EDS earned after General Motors' acquisition of EDS. The Available Separate Consolidated Net Income of EDS for each quarterly accounting period is equal to (x) the separate consolidated net income of EDS for that period, determined in accordance with generally accepted accounting principles (without giving effect to any adjustment which would result from accounting for the acquisition of EDS using the purchase method) multiplied by (y) a fraction, the numerator of which is a number equal to the weighted average number of shares of the Class E Common Stock outstanding during that period and the denominator of which was 481.7 million for the fourth quarter of 1994; provided that such fraction shall never be greater than one. The denominator shall be adjusted from time to time as deemed appropriate by the Board of

Directors (i) to reflect subdivisions and combinations of the Class E Common Stock and stock dividends payable in shares of Class E Common Stock to holders of Class E Common Stock, (ii) to reflect the fair market value of contributions of cash or property by General Motors or its subsidiaries to EDS or its subsidiaries and to reflect such contributions or contributions of General Motors capital stock by General Motors to, or for the benefit of, employees of EDS or its subsidiaries in connection with employee benefit plans or arrangements and (iii) to reflect payments by EDS to General Motors of amounts applied to the repurchase by General Motors of shares of Class E Common Stock and purchases by EDS of shares of Class E Common Stock. The Board of Directors has determined the denominator will be automatically adjusted at the end of each quarter to reflect on a weighted-average basis the number of shares of Class E Common Stock acquired or sold by EDS during such quarter. For all purposes, determination of the Available Separate Consolidated Net Income of EDS will be in the sole discretion of the Board of Directors, subject to criteria set forth in GM's Certificate of Incorporation.

  Under the current dividend policy as adopted by the General Motors Board of Directors, the annual per share dividends on the Class E Common Stock, when, as and if declared by the Board of Directors in its sole discretion, will equal approximately 30% of the Available Separate Consolidated Net Income of EDS for the preceding year. Under the current dividend policy, the quarterly dividend on the Class E Common Stock for 1994 was $0.12 per share. In February 1995, the Board of Directors increased the quarterly dividend on Class E Common Stock from $0.12 per share to $0.13 per share. Although such dividend policy is subject to change in the sole discretion of the General Motors Board of Directors, it has no present intention of doing so. However, it reserves the right to reconsider this policy from time to time and to increase or decrease the dividends paid on the Class E Common Stock in light of the earnings and financial position of EDS, General Motors' consolidated financial position, including liquidity, and other factors. The Capital Stock Committee of the Board of Directors is responsible for reviewing any dividend policy which may have differing effects on holders of the three classes of General Motors common stock.

  The number of shares of common stock of EDS issued and outstanding, all of which shares are owned by General Motors through a wholly owned subsidiary, is adjusted from time to time so as to remain equal to the denominator of the fraction described above. It is the policy of the Board of Directors of EDS to pay quarterly dividends on such shares in a per share amount equal to the dividends per share paid by General Motors with respect to the Class E Common Stock. EDS makes no payments to General Motors or the holder of EDS common stock with respect to dividend payments by General Motors on the Series C Preference Shares.

  Dividends on Class H Common Stock may be declared and paid out of assets of General Motors legally available therefor only to the extent of the sum of (i) the paid in surplus of General Motors attributable to Class H Common Stock plus
(ii) the Available Separate Consolidated Net Income of Hughes earned after December 31, 1985, the date that General Motors acquired HAC. The Available Separate Consolidated Net Income of Hughes for each quarterly accounting period is equal to (x) the separate consolidated net income of Hughes for that period, determined in accordance with generally accepted accounting principles (without giving effect to any adjustment which would result from accounting for GM's acquisition of HAC using the purchase method) multiplied by (y) a fraction, the numerator of which is a number equal to the weighted average number of shares of Class H Common Stock outstanding during that period and the denominator of which was 399.9 million for the fourth quarter of 1994; provided that such fraction shall never be greater than one. The denominator shall be adjusted from time to time as deemed appropriate by the General Motors Board of Directors under circumstances that are generally similar to those which would give rise to an adjustment of the denominator for the Class E Common Stock, as described above. For all purposes, determination of the Available Separate Consolidated Net Income of Hughes will be in the sole discretion of the General Motors Board of Directors, subject to criteria set forth in GM's Certificate of Incorporation.

  Under the current dividend policy as adopted by the General Motors Board of Directors, the annual per share dividends on the Class H Common Stock, when, as and if declared by the Board of Directors in its sole discretion, will equal approximately 35% of the Available Separate Consolidated Net Income of Hughes for the preceding year. The dividends paid on the Class H Common Stock during 1994, 1993 and 1992 exceeded an annual rate based on 35% of the Available Separate Consolidated Net Income of Hughes for the preceding year (excluding the effect of a $749.4 million after-tax special Hughes restructuring charge recorded in 1992). The quarterly dividend on the Class H Common Stock for 1994 was $0.20 per share and for 1993 and 1992 was $0.18 per share. In February 1995, the Board of Directors increased the quarterly dividend on Class H Common Stock from $0.20 per share to $0.23 per share (which is based on an annual rate of approximately 35% of the Available Separate Consolidated Net Income of Hughes for 1994). Although such dividend policy is subject to change in the sole discretion of the Board of Directors, it has no present intention of doing so. However, it reserves the right to reconsider this policy from time to time and to increase or decrease the dividends paid on the Class H Common Stock in light of the earnings and consolidated financial position of Hughes, General Motors' consolidated financial position, including liquidity, and other factors. The Capital Stock Committee of the Board of Directors is responsible for reviewing any dividend policy which may have differing effects on holders of the three classes of General Motors common stock.

  The number of shares of common stock of Hughes issued and outstanding as of December 31, 1994 was 1,000, all of which shares are owned by General Motors. It is the policy of the Board of Directors of Hughes to pay quarterly dividends to General Motors on such shares in an aggregate amount equal to the dividend per share paid by General Motors with respect to the Class H Common Stock multiplied by the denominator used to determine the Available Separate Consolidated Net Income of Hughes.

  Subject to the foregoing, the Board of Directors may declare dividends payable exclusively to the holders of $1 2/3 Par Value Common Stock, payable exclusively to the holders of Class H Common Stock, payable exclusively to the holders of Class E Common Stock, or payable to the holders of any two or more of such classes in equal or unequal amounts, notwithstanding the respective amounts of surplus available for payment of dividends on each class, the respective voting and liquidation rights of each class, the amount of any prior dividends declared on each class, or any other factor.

  Voting. Under the General Motors Certificate of Incorporation and subject to adjustment as described below, holders of $1 2/3 Par Value Common Stock may cast one vote per share on all matters submitted to General Motors' stockholders for a vote, holders of Class E Common Stock may cast one-eighth of a vote per share on all such matters, and holders of Class H Common Stock may cast one-half of a vote per share on all such matters. Holders of $1 2/3 Par Value Common Stock, Class E Common Stock and Class H Common Stock will vote together as a single class on all matters, except that (i) any amendment to the Certificate of Incorporation which adversely affects the rights, powers or privileges of any class must also be approved by the holders of that class voting separately as a class; (ii) any increase in the number of authorized shares of Class E Common Stock must be approved by both (A) the holders of a majority of $1 2/3 Par Value Common Stock, Class E Common Stock and Class H Common Stock voting together as a single class and (B) the holders of a majority of Class E Common Stock voting separately as a class; and (iii) any increase in the number of authorized shares of Class H Common Stock must be approved by both (A) the holders of a majority of $1 2/3 Par Value Common Stock, Class E Common Stock and Class H Common Stock voting together as a single class and (B) the holders of a majority of Class H Common Stock voting separately as a class.

  Recapitalization by Exchange of Stock. The Board of Directors, in its sole discretion, may recapitalize General Motors by exchanging all of the outstanding shares of Class E Common Stock for shares of $1 2/3 Par Value Common Stock at the Exchange Rate (as defined below). However, the Board of Directors may effect such an exchange only if, during each of the five full fiscal years preceding the exchange, the aggregate cash dividends on the Class E Common Stock have been no less than the product of the Payout Ratio (as defined below) for such year multiplied by the Available Separate

Consolidated Net Income of EDS for the prior fiscal year. If General Motors sells, transfers, assigns or otherwise disposes of the business of EDS substantially as an entirety to a person, entity or group of which General Motors is not a majority owner, all of the outstanding shares of Class E Common Stock will automatically be exchanged for shares of $1 2/3 Par Value Common Stock at the Exchange Rate.

  At any time after December 31, 1995, the Board of Directors, in its sole discretion, may recapitalize General Motors by exchanging all of the outstanding shares of Class H Common Stock for shares of $1 2/3 Par Value Common Stock at the Exchange Rate. However, the Board of Directors may effect such an exchange only if, during each of the five full fiscal years preceding the exchange, the aggregate cash dividends on the Class H Common Stock have been no less than the product of the Payout Ratio for such year multiplied by the Available Separate Consolidated Net Income of Hughes for the prior fiscal year. If General Motors sells, transfers, assigns or otherwise disposes of substantially all of the business of HAC, its subsidiaries and successors or of substantially all of the other business of Hughes to a person, entity or group of which General Motors is not a majority owner, all of the outstanding shares of Class H Common Stock will automatically be exchanged for shares of $1 2/3 Par Value Common Stock at the Exchange Rate.

  The "Payout Ratio" equals the lesser of (A) 0.25 or (B) the quotient of (x) the total cash dividends paid on $1 2/3 Par Value Common Stock for such fiscal year, divided by (y) the net income of General Motors for such fiscal year, minus the Available Separate Consolidated Net Income of EDS for such fiscal year and the Available Separate Consolidated Net Income of Hughes for such fiscal year.

  The "Exchange Rate" per share of Class E Common Stock and Class H Common Stock will equal 120% of the ratio of (i) the average market price per share of Class E Common Stock or of Class H Common Stock, respectively, on a specified valuation date to (ii) the average market price per share of $1 2/3 Par Value Common Stock on such date.

  No fractional shares of $1 2/3 Par Value Common Stock will be issued in any such exchange. In lieu thereof, a holder of shares of Class E Common Stock or Class H Common Stock, as the case may be, will receive cash equal to the product of (A) the fraction of a share of $1 2/3 Par Value Common Stock to which the holder would otherwise have been entitled, multiplied by (B) the average market price per share of $1 2/3 Par Value Common Stock on such valuation date.

  Liquidation Rights. In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, after the holders of Preferred Stock, if any were outstanding, and Preference Stock receive the full preferential amounts to which they are entitled, holders of the $1 2/3 Par Value Common Stock, Class E Common Stock and Class H Common Stock will receive the assets remaining for distribution to the General Motors stockholders on a per share basis in proportion to the respective per share liquidation units of such classes. Subject to adjustment as described below, each share of $1 2/3 Par Value Common Stock, Class E Common Stock and Class H Common Stock would currently be entitled to liquidation units of approximately one (1.0), one-eighth (0.125) and one-half (0.50), respectively. Holders of Class E Common Stock and Class H Common Stock have no direct rights in the equity or assets of EDS or Hughes, respectively, but rather, together with holders of $1 2/3 Par Value Common Stock, have certain liquidation rights in the equity and assets of General Motors (which includes 100% of the stock of both EDS and Hughes).

  Subdivision or Combination. If General Motors subdivides (by stock split or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of the $1 2/3 Par Value Common Stock, the Class E Common Stock or the Class H Common Stock, the voting and liquidation rights of shares of Class E Common Stock and Class H Common Stock relative to $1 2/3 Par Value Common Stock will be appropriately adjusted.

  In the event of the issuance of shares of Class E Common Stock or Class H Common Stock as a dividend on shares of $1 2/3 Par Value Common Stock, the liquidation rights of the applicable class of Common Stock would be adjusted so that the relative aggregate liquidation rights of each stockholder would not be changed as a result of such dividend.

                                   APPENDIX B

                          HUGHES FINANCIAL INFORMATION

                                   INDEX                                    PAGE
                                   -----                                    ----
Hughes Unaudited Supplemental Pro Forma Financial Data:
  Introduction............................................................. B-2
  Condensed Statement of Consolidated Operations........................... B-3
  Condensed Consolidated Balance Sheet..................................... B-3
  Selected Financial Data.................................................. B-4
  Selected Segment Data.................................................... B-5
Hughes Consolidated Financial Statements:
  Independent Auditors' Report............................................. B-6
  Statement of Consolidated Operations and Available Separate
   Consolidated Net Income (Loss).......................................... B-7
  Consolidated Balance Sheet............................................... B-8
  Statement of Consolidated Cash Flows..................................... B-9
  Notes to Consolidated Financial Statements............................... B-10

             HUGHES UNAUDITED SUPPLEMENTAL PRO FORMA FINANCIAL DATA

INTRODUCTION

  The Hughes Consolidated Financial Statements (pages B-6 through B-25) reflect the application of purchase accounting adjustments related to the acquisition of HAC by GM as described in Note 1 to such Consolidated Financial Statements. However, as provided in the General Motors Certificate of Incorporation, the earnings attributable to Class H Common Stock for purposes of determining the amount available for the payment of dividends on Class H Common Stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of HAC in 1985 was $123.8 million in 1994, 1993, and 1992. Such amounts were charged against the earnings available for the payment of dividends on $1 2/3 Par Value Common Stock. Unamortized purchase accounting adjustments associated with GM's purchase of HAC were $3,005.3 million, $3,129.1 million, and $3,252.9 million at December 31, 1994, 1993, and 1992, respectively. In order to provide additional analytical data, the following Hughes unaudited supplemental pro forma financial data, which excludes the purchase accounting adjustments related to the acquisition of HAC by GM, are provided. See Note 7 to the Hughes Consolidated Financial Statements.

   HUGHES UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS
                  (EXCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)

                                                   AS OF AND FOR THE YEARS
                                                     ENDED DECEMBER 31,
                                                ------------------------------
                                                  1994       1993      1992
                                                ---------  --------- ---------
                                                 (DOLLARS IN MILLIONS EXCEPT
                                                       PER SHARE DATA)
Net Sales
  Outside Customers............................ $ 9,108.7  $ 9,062.8 $ 8,267.6
  General Motors and Affiliates................   4,953.6    4,387.4   3,901.4
Other Income--net..............................      37.1       67.3     128.1
                                                ---------  --------- ---------
Total Revenues.................................  14,099.4   13,517.5  12,297.1
Costs and Expenses (a).........................  12,431.9   11,990.1  11,126.2
Restructuring Charge...........................       --         --    1,237.0
Operating Profit (Loss) (b)....................   1,630.4    1,460.1    (194.2)
Interest Expense...............................      15.1       33.2      60.6
Income (Loss) Before Income Taxes..............   1,652.4    1,494.2    (126.7)
Income Taxes (Credit)..........................     572.8      572.6     (77.2)
                                                ---------  --------- ---------
Income (Loss) Before Cumulative Effect of
 Accounting Changes............................   1,079.6      921.6     (49.5)
Cumulative Effect of Accounting Changes........     (30.4)       --     (872.1)
                                                ---------  --------- ---------
Earnings (Loss) Used for Computation of
 Available Separate Consolidated Net Income
 (Loss)........................................ $ 1,049.2  $   921.6 $  (921.6)
                                                =========  ========= =========
Earnings (Loss) Attributable to Class H Common
 Stock on a Per Share Basis
  Before Cumulative Effect of Accounting
 Changes....................................... $    2.70  $    2.30 $   (0.11)
  Cumulative Effect of Accounting Changes......     (0.08)       --      (2.18)
                                                ---------  --------- ---------
  Net Earnings (Loss) Attributable to Class H
   Common Stock................................ $    2.62  $    2.30 $   (2.29)
                                                =========  ========= =========

--------
(a) Excludes Interest Expense and Restructuring Charge.
(b) Net Sales less Total Costs and Expenses other than Interest Expense.

        HUGHES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                  (EXCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1994      1993
                                                            --------- ---------
                                                                (DOLLARS IN
                                                                 MILLIONS)
                          ASSETS
                          ------
Cash and Cash Equivalents.................................. $ 1,501.8 $ 1,008.7
Other Current Assets.......................................   4,741.8   4,705.6
                                                            --------- ---------
Total Current Assets.......................................   6,243.6   5,714.3
Property--Net..............................................   2,611.8   2,634.4
Telecommunications and Other Equipment--Net................   1,071.7     767.6
Intangible Assets, Investments, and Other Assets...........   1,918.1   1,871.7
                                                            --------- ---------
    Total Assets........................................... $11,845.2 $10,988.0
                                                            ========= =========
           LIABILITIES AND STOCKHOLDER'S EQUITY
           ------------------------------------
Total Current Liabilities.................................. $ 3,548.1 $ 3,549.1
Long-Term Debt and Capitalized Leases......................     353.5     416.8
Postretirement Benefits Other Than Pensions, Other
 Liabilities, Deferred Income Taxes, and Deferred Credits..   2,973.1   2,823.1
Total Stockholder's Equity(a)..............................   4,970.5   4,199.0
                                                            --------- ---------
    Total Liabilities and Stockholder's Equity............. $11,845.2 $10,988.0
                                                            ========= =========

--------
(a) General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).

               HUGHES UNAUDITED PRO FORMA SELECTED FINANCIAL DATA
                  (EXCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)

                                              AS OF AND FOR THE YEARS
                                                ENDED DECEMBER 31,
                                       ----------------------------------------
                                           1994          1993         1992
                                       ------------  ------------  ------------
                                       (AMOUNTS IN MILLIONS EXCEPT PER SHARE
                                             AMOUNTS AND PERCENTAGES)
Operating Profit (Loss) (a)..........  $    1,630.4  $    1,460.1  $    (194.2)
Income (Loss) Before Income Taxes and
 Cumulative Effect of Accounting
 Changes.............................       1,652.4       1,494.2       (126.7)
Earnings (Loss) Used for Computation
 of Available Separate Consolidated
 Net Income (Loss)*..................  $    1,049.2  $      921.6  $    (921.6)
Average Number of Shares of Class H
 Common Stock
 Outstanding (Numerator).............          92.1          88.6         75.3
Class H Dividend Base (Denominator)..         399.9         399.9        399.9
Available Separate Consolidated Net
 Income (Loss)*......................  $      241.6  $      204.5  $    (142.3)
Earnings (Loss) Attributable to Class
 H Common Stock on a Per Share
 Basis*..............................          2.62          2.30        (2.29)
Stockholder's Equity (b) (c).........       4,970.5       4,199.0      3,562.1
Dividends Per Share of Class H Common
 Stock...............................          0.80          0.72         0.72
Working Capital......................       2,695.5       2,165.2      1,692.4
Depreciation and Amortization (d)....         470.2         503.5        487.1
Capital Expenditures (e).............         746.3         580.0        558.5
Operating Profit (Loss) Margin (f)...          11.6%         10.9%        (1.6)%
Pre-Tax Profit (Loss) Margin (g).....          11.8          11.1         (1.0)
Net Profit (Loss) Margin (h)*........           7.5           6.9         (7.6)
Return on Equity (b) (i)*............          22.9          23.7        (21.9)
Pre-Tax Return on Total Assets (b)
 (j).................................          14.5          13.6         (1.2)
Effective Income Tax Rate............          34.7          38.3         37.0

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Holders of Class H Common Stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).
(c) General Motors' equity in its wholly-owned subsidiary, Hughes.
(d) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $123.8 million in 1994, 1993, and 1992. See Note 7 to the Hughes Financial Statements in this Appendix B.
(e) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million, and $101.6 million in 1994, 1993, and 1992, respectively.
(f) Operating Profit (Loss) as a percentage of Net Sales.
(g) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of Net Sales.
(h) Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss) as a percentage of Net Sales.
(i) Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss) as a percentage of average Stockholder's Equity (General Motors' equity in its wholly-owned subsidiary, Hughes).
(j) Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes as a percentage of average Total Assets.
   * Includes impact of unfavorable cumulative effect of accounting changes of $30.4 million, or $0.08 per share, in 1994 and $872.1 million, or $2.18 per share, in 1992.

                HUGHES UNAUDITED PRO FORMA SELECTED SEGMENT DATA
                  (EXCLUDING PURCHASE ACCOUNTING ADJUSTMENTS)


                                                      AS OF AND FOR THE
                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
                                                     (DOLLARS IN MILLIONS
                                                            EXCEPT
                                                         PERCENTAGES)
AUTOMOTIVE ELECTRONICS
Revenues......................................... $5,221.7  $4,453.4  $3,935.3
Revenues as a percentage of Hughes Revenues......     37.0%     32.9%     32.0%
Net Sales........................................ $5,170.6  $4,451.0  $3,926.7
Operating Profit (a).............................    794.8     624.3     463.2
Operating Profit Margin (b)......................     15.4%     14.0%     11.8%
Depreciation and Amortization.................... $  142.2  $  146.8  $  121.4
Capital Expenditures.............................    166.4     148.2     263.9
AEROSPACE AND DEFENSE SYSTEMS
Revenues......................................... $6,023.6  $6,472.2  $5,827.0
Revenues as a percentage of Hughes Revenues......     42.7%     47.9%     47.4%
Net Sales........................................ $6,007.3  $6,442.9  $5,781.8
Restructuring Charge ............................      --        --      911.8
Operating Profit (Loss) (a)......................    663.6     664.2    (466.6)
Operating Profit (Loss) Margin (b)...............     11.0%     10.3%     (8.1)%
Depreciation and Amortization (c)................ $  158.5  $  201.2  $  219.1
Capital Expenditures.............................    159.5     131.4     100.3
TELECOMMUNICATIONS AND SPACE
Revenues......................................... $2,596.2  $2,238.3  $1,982.4
Revenues as a percentage of Hughes Revenues......     18.4%     16.6%     16.1%
Net Sales........................................ $2,633.8  $2,135.8  $1,972.9
Restructuring Charge ............................      --        --      195.3
Operating Profit (a).............................    271.0     209.6      50.7
Operating Profit Margin (b)......................     10.3%      9.8%      2.6%
Depreciation and Amortization (c) ............... $  140.8  $  114.0  $  122.8
Capital Expenditures (d).........................    399.3     271.8     182.7

--------
(a) Net Sales less Total Costs and Expenses other than Interest Expense.
(b) Operating Profit (Loss) as a percentage of Net Sales.
(c) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of HAC amounting to $100.9 million for the Aerospace and Defense Systems segment and $21.0 million for the Telecommunications and Space segment in 1994, 1993, and 1992.
(d) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million, and $101.6 million in 1994, 1993, and 1992, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

To The Stockholder and Board of Directors of Hughes Electronics Corporation:

  We have audited the Consolidated Balance Sheet of Hughes Electronics Corporation and subsidiaries as of December 31, 1994 and 1993 and the related Statements of Consolidated Operations and Available Separate Consolidated Net Income (Loss) and Consolidated Cash Flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Hughes Electronics Corporation and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the financial statements, effective January 1, 1994 Hughes Electronics Corporation changed its method of accounting for postemployment benefits. Also, as discussed in Notes 1 and 5 to the financial statements, effective January 1, 1992 Hughes Electronics Corporation changed its revenue recognition policy for certain commercial businesses and its method of accounting for postretirement benefits other than pensions.

Deloitte & Touche LLP

Los Angeles, California
January 30, 1995

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                    STATEMENT OF CONSOLIDATED OPERATIONS AND
               AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)

                                                   YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1994       1993      1992
                                                 ---------  --------- ---------
                                                     (DOLLARS IN MILLIONS
                                                   EXCEPT PER SHARE AMOUNTS)
REVENUES
Net sales
  Outside customers............................  $ 9,108.7  $ 9,062.8 $ 8,267.6
  General Motors and affiliates (Note 2).......    4,953.6    4,387.4   3,901.4
Other income--net..............................       37.1       67.3     128.1
                                                 ---------  --------- ---------
    TOTAL REVENUES.............................   14,099.4   13,517.5  12,297.1
                                                 ---------  --------- ---------
COSTS AND EXPENSES
Cost of sales and other operating charges,
 exclusive of items
 listed below (Note 2).........................   10,943.4   10,557.5   9,602.9
Selling, general, and administrative expenses..    1,018.3      929.1   1,036.2
Depreciation and amortization..................      470.2      503.5     487.1
Amortization of GM purchase accounting
 adjustments related to HAC (Note 1)...........      123.8      123.8     123.8
Interest expense--net..........................       15.1       33.2      60.6
Special provision for restructuring (Note 12)..        --         --    1,237.0
                                                 ---------  --------- ---------
    TOTAL COSTS AND EXPENSES...................   12,570.8   12,147.1  12,547.6
                                                 ---------  --------- ---------
INCOME (LOSS) BEFORE INCOME TAXES..............    1,528.6    1,370.4    (250.5)
Income taxes (credit) (Note 6).................      572.8      572.6     (77.2)
                                                 ---------  --------- ---------
Income (Loss) before cumulative effect of
 accounting changes............................      955.8      797.8    (173.3)
Cumulative effect of accounting changes (Notes
 1 and 5)......................................      (30.4)       --     (872.1)
                                                 ---------  --------- ---------
NET INCOME (LOSS)..............................      925.4      797.8  (1,045.4)
Adjustments to exclude the effect of GM
 purchase accounting adjustments related to HAC
 (Note 7)......................................      123.8      123.8     123.8
                                                 ---------  --------- ---------
EARNINGS (LOSS) USED FOR COMPUTATION OF
 AVAILABLE SEPARATE CONSOLIDATED NET INCOME
 (LOSS)........................................  $ 1,049.2  $   921.6 $  (921.6)
                                                 =========  ========= =========
AVAILABLE SEPARATE CONSOLIDATED NET INCOME
 (LOSS) (Note 7)
Average number of shares of General Motors
 Class H Common Stock outstanding (in millions)
 (Numerator)...................................       92.1       88.6      75.3
Class H dividend base (in millions)
 (Denominator).................................      399.9      399.9     399.9
Available Separate Consolidated Net Income
 (Loss)........................................  $   241.6  $   204.5 $  (142.3)
                                                 =========  ========= =========
EARNINGS (LOSS) ATTRIBUTABLE TO GENERAL MOTORS
 CLASS H COMMON STOCK ON A PER SHARE BASIS
 (Note 7)
Before cumulative effect of accounting changes.  $    2.70  $    2.30 $   (0.11)
Cumulative effect of accounting changes (Notes
 1 and 5)......................................      (0.08)       --      (2.18)
                                                 ---------  --------- ---------
Net earnings (loss) attributable to General
 Motors Class H Common Stock...................  $    2.62  $    2.30 $   (2.29)
                                                 =========  ========= =========

  Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,
                                                           --------------------
                         ASSETS                              1994       1993
                         ------                            ---------  ---------
                                                               (DOLLARS IN
                                                           MILLIONS EXCEPT PER
                                                              SHARE AMOUNT)
CURRENT ASSETS
Cash and cash equivalents (Note 1).......................  $ 1,501.8  $ 1,008.7
Accounts and notes receivable
  Trade receivables (less allowances)....................    1,039.5      736.7
  General Motors and affiliates (Note 2).................      153.9      404.1
Contracts in process, less advances and progress payments
 of $2,311.2 and $2,739.2................................    2,265.4    2,376.8
Inventories (less allowances) (Note 1)...................    1,087.9    1,060.4
Prepaid expenses, including deferred income taxes of
 $89.0 and $36.7.........................................      195.1      127.6
                                                           ---------  ---------
    TOTAL CURRENT ASSETS.................................    6,243.6    5,714.3
                                                           ---------  ---------
PROPERTY--NET (Notes 8 and 9)............................    2,611.8    2,634.4
                                                           ---------  ---------
TELECOMMUNICATIONS AND OTHER EQUIPMENT, NET OF
 ACCUMULATED DEPRECIATION OF $198.0 AND $150.2...........    1,071.7      767.6
                                                           ---------  ---------
INTANGIBLE ASSETS, NET OF AMORTIZATION OF $1,276.7 AND
 $1,144.6
 (Note 1)................................................    3,271.3    3,374.4
                                                           ---------  ---------
INVESTMENTS AND OTHER ASSETS, INCLUDING DEFERRED INCOME
 TAXES OF $214.0 AND $203.7--PRINCIPALLY AT COST (LESS
 ALLOWANCES).............................................    1,652.1    1,626.4
                                                           ---------  ---------
    TOTAL ASSETS.........................................  $14,850.5  $14,117.1
                                                           =========  =========
          LIABILITIES AND STOCKHOLDER'S EQUITY
          ------------------------------------
CURRENT LIABILITIES
Accounts payable
  Outside................................................  $   779.9  $   717.1
  General Motors and affiliates (Note 2).................       80.5      117.5
Advances on contracts....................................      645.1      660.6
Notes and loans payable (Note 9).........................      125.7       77.8
Income taxes payable (Note 6)............................       31.4      102.1
Accrued liabilities (Note 10)............................    1,885.5    1,874.0
                                                           ---------  ---------
    TOTAL CURRENT LIABILITIES............................    3,548.1    3,549.1
                                                           ---------  ---------
LONG-TERM DEBT AND CAPITALIZED LEASES (Note 9)...........      353.5      416.8
                                                           ---------  ---------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Note 5).....    1,541.4    1,446.3
                                                           ---------  ---------
OTHER LIABILITIES, DEFERRED INCOME TAXES, AND DEFERRED
 CREDITS.................................................    1,431.7    1,376.8
                                                           ---------  ---------
STOCKHOLDER'S EQUITY (Note 11)
Capital stock (outstanding, 1,000 shares, $0.10 par
 value) and additional
 paid-in capital.........................................    6,326.5    6,323.1
Net income retained for use in the business..............    1,743.6    1,138.2
                                                           ---------  ---------
Subtotal.................................................    8,070.1    7,461.3
Minimum pension liability adjustment.....................      (76.1)    (120.4)
Accumulated foreign currency translation adjustments.....      (18.2)     (12.8)
                                                           ---------  ---------
    TOTAL STOCKHOLDER'S EQUITY...........................    7,975.8    7,328.1
                                                           ---------  ---------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY...........  $14,850.5  $14,117.1
                                                           =========  =========

  Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1994      1993      1992
                                                 --------  --------  --------
                                                   (DOLLARS IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) before cumulative effect of
 accounting changes............................. $  955.8  $  797.8  $ (173.3)
Adjustments to reconcile income (loss) before
 cumulative effect of accounting changes to net
 cash provided by operating activities
  Depreciation and amortization.................    470.2     503.5     487.1
  Amortization of GM purchase accounting
   adjustments related to HAC...................    123.8     123.8     123.8
  Special provision for restructuring...........      --        --    1,237.0
  Pension expense (credit), net of cash
   contributions................................     20.3     (25.6)   (137.7)
  Provision for postretirement benefits other
   than pensions, net of cash payments..........     78.4      91.0      78.7
  Net (gain) loss on sale of property...........     14.3      36.1     (18.0)
  Net gain on sale of investments and
   businesses...................................     (3.6)    (50.3)      --
  Change in deferred income taxes and other*....    (60.1)    207.1    (350.2)
  Change in other operating assets and
   liabilities
    Accounts receivable.........................   (238.1)   (153.7)    161.9
    Contracts in process*.......................    111.4      70.9      46.6
    Inventories*................................    (27.5)    104.6      26.8
    Prepaid expenses............................    (15.2)      3.4     (10.0)
    Accounts payable............................     25.8      81.5      63.2
    Income taxes*...............................    (70.7)     30.1     (54.5)
    Accrued and other liabilities*..............    (28.2)   (143.5)    (49.2)
    Other*......................................     20.2    (183.2)   (232.8)
                                                 --------  --------  --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES.  1,376.8   1,493.5   1,199.4
                                                 --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in companies, net of cash acquired...     (7.0)   (149.3)    (69.9)
Expenditures for property and special tools.....   (490.5)   (448.9)   (456.9)
Increase in telecommunications and other
 equipment......................................   (351.9)   (230.3)    (71.6)
Proceeds from disposal of property..............     90.6     115.0     108.4
Proceeds from sale of investments and
 businesses.....................................      3.6     281.6       --
Proceeds from sale and leaseback of satellite
 transponders...................................      --        --      314.8
Decrease (increase) in notes receivable.........    206.9       7.6     (45.2)
                                                 --------  --------  --------
NET CASH USED IN INVESTING ACTIVITIES...........   (548.3)   (424.3)   (220.4)
                                                 --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in notes and loans payable.........     (2.1)   (189.4)   (525.8)
Increase in long-term debt......................      7.5      84.0     236.0
Decrease in long-term debt......................    (20.8)   (369.8)    (46.8)
Cash dividends paid to General Motors...........   (320.0)   (288.0)   (288.0)
                                                 --------  --------  --------
NET CASH USED IN FINANCING ACTIVITIES...........   (335.4)   (763.2)   (624.6)
                                                 --------  --------  --------
Net increase in cash and cash equivalents.......    493.1     306.0     354.4
Cash and cash equivalents at beginning of the
 year...........................................  1,008.7     702.7     348.3
                                                 --------  --------  --------
  Cash and cash equivalents at end of the year.. $1,501.8  $1,008.7  $  702.7
                                                 ========  ========  ========

--------
  *1994 and 1992 amounts exclude the effects of accounting changes.

  Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ORGANIZATION AND CONSOLIDATION

  The consolidated financial statements include the accounts of Hughes Electronics Corporation (formerly GM Hughes Electronics Corporation) (Hughes) and its domestic and foreign subsidiaries that are more than 50% owned, principally Hughes Aircraft Company (HAC) and Delco Electronics Corporation (Delco Electronics). Investments in associated companies in which at least 20% of the voting securities is owned are accounted for under the equity method of accounting.

  Effective December 31, 1985, General Motors Corporation (General Motors or
GM) acquired HAC and its subsidiaries for $2.7 billion in cash and cash equivalents and 100 million shares of GM Class H common stock having an estimated value of $2,561.9 million, which carried certain guarantees.

  On February 28, 1989, GM and the Howard Hughes Medical Institute (Institute) reached an agreement to terminate GM's then-existing guarantee obligations with respect to the Institute's holding of GM Class H common stock. Under terms of the agreement as amended, the Institute received put options exercisable under most circumstances at $30 per share on March 1, 1991, 1992, 1993, and 1995 for 20 million, 10 million, 10.5 million, and 15 million shares, respectively. The Institute exercised these put options at $30 per share on March 1, 1991, March 2, 1992, and March 1, 1993. GM has the option to call the Institute's remaining 15 million shares until February 28, 1995, at a call price of $37.50 per share.

  The acquisition of HAC was accounted for as a purchase. The purchase price exceeded the net book value of HAC by $4,244.7 million, which was assigned as follows: $500.0 million to patents and related technology, $125.0 million to the future economic benefits to GM of the HAC Long-Term Incentive Plan (LTIP), and $3,619.7 million to other intangible assets, including goodwill. The amounts assigned to patents and related technology are being amortized on a straight-line basis over 15 years and other intangible assets, including goodwill, over 40 years. The amount assigned to the future economic benefits of the LTIP was fully amortized in 1990.

  For the purpose of determining earnings per share and amounts available for dividends on the common stocks of General Motors, the amortization of these intangible assets is charged against earnings attributable to GM $1 2/3 par value common stock.

  The earnings of Hughes and its subsidiaries since the acquisition of HAC form the base from which any dividends on the GM Class H common stock are declared. These earnings include income earned from sales to GM and its affiliates, but exclude purchase accounting adjustments (see Notes 2 and 7).

 REVENUE RECOGNITION

  Outside sales are attributable principally to long-term contracts, primarily recorded using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion.

  Profits expected to be realized on contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

  Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.

  Effective January 1, 1992, Hughes changed its revenue recognition policy for certain commercial long-term contracts from the percentage-of-completion (cost-to-cost) method to the units-of-delivery method. Hughes believes this method more appropriately aligns the accounting methods of Hughes' commercial businesses with other commercial enterprises. The unfavorable effect of this change was $40.0 million after-tax ($0.10 per share of GM Class H common stock).

  Sales under United States Government contracts were 37.6%, 44.2% and 46.1% of total sales in 1994, 1993, and 1992, respectively.

 CASH FLOWS

  For purposes of preparing the Statement of Consolidated Cash Flows, all highly liquid investments purchased with original maturities of 90 days or less are considered to be cash equivalents.

  Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

                                                             1994   1993   1992
                                                            ------ ------ ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
      Interest............................................. $ 40.7 $ 72.5 $ 75.2
      Income taxes......................................... $686.2 $245.0 $333.0

  With respect to material noncash transactions, as described more fully in
Note 13, in 1992 Hughes purchased 21,508,563 shares of GM Class H common stock in exchange for $425.0 million of notes payable to GM and cash of $25.0 million in connection with the acquisition of the missile business of General Dynamics Corporation (GD).

 ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS

  Trade receivables are principally related to long-term contracts and programs. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year.

  Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development, and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, and $371.7 million of the 1994 amount is expected to be billed after one year. Contracts in process in 1994 also include approximately $96.2 million relating to claims, requests for equitable adjustments and amounts withheld pending negotiation or settlement with customers. Under certain contracts with the U.S. Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the U.S. Government.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

 INVENTORIES

  Inventories are stated at the lower of cost or market principally using the first-in, first-out (FIFO) or average cost methods.

      MAJOR CLASSES OF INVENTORIES                               1994     1993
      ----------------------------                             -------- --------
                                                                  (DOLLARS IN
                                                                   MILLIONS)
      Productive material, work in process, and supplies...... $  968.0 $  957.1
      Finished product........................................    119.9    103.3
                                                               -------- --------
        Total................................................. $1,087.9 $1,060.4
                                                               ======== ========

 PROPERTY AND DEPRECIATION

  Property is carried at cost. Depreciation of property is provided for based on estimated useful lives (3 to 45 years) generally using accelerated methods.

 TELECOMMUNICATIONS AND OTHER EQUIPMENT

  Telecommunications and other equipment includes satellite transponders and other equipment subject to operating leases or service agreements. Such equipment is carried at Hughes' direct and indirect manufacturing cost and is amortized over the estimated useful lives (7 to 23 years) using the straight-line method. The net book value of equipment subject to operating leases was $572.9 million and $523.8 million at December 31, 1994 and 1993, respectively.

 INTANGIBLE ASSETS

  Intangible assets, principally the excess of cost over the fair value of identifiable net assets of purchased businesses, are amortized using the straight-line method over periods not exceeding 40 years.

 INCOME TAXES

  The provision (credit) for income taxes is based on reported income (loss) before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws. Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that has not been deemed permanently reinvested.

  Hughes and its domestic subsidiaries join with General Motors in filing a consolidated U.S. Federal income tax return. The portion of the consolidated income tax liability recorded by Hughes is generally equivalent to the liability it would have incurred on a separate return basis.

 RESEARCH AND DEVELOPMENT

  Expenditures for research and development are charged to costs and expenses as incurred and amounted to $699.3 million in 1994, $612.1 million in 1993, and $680.5 million in 1992.

 FINANCIAL INSTRUMENTS

  Hughes enters into foreign exchange-forward contracts and interest rate swap agreements in connection with management of its exposure to fluctuations in foreign exchange rates and interest

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES rates. Foreign exchange-forward contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. The cash flows from interest rate swaps are accounted for as interest expense, and gains and losses from terminated contracts are deferred and amortized over the remaining life of the underlying debt. Open swap positions are reviewed regularly to ensure that they remain effective.

 FOREIGN CURRENCY TRANSACTIONS

  Foreign currency transaction net gains (losses) included in consolidated operating results amounted to ($4.2) million in 1994, $2.4 million in 1993, and $11.7 million in 1992.

 POSTEMPLOYMENT BENEFITS

  Effective January 1, 1994, Hughes adopted Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits. The Statement requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The charge is primarily related to extended-disability benefits which, under the new accounting Standard, are accrued on a service-driven basis.

NOTE 2: RELATED-PARTY TRANSACTIONS

 SALES, PURCHASES, AND ADMINISTRATIVE EXPENSES

  The amounts due from and to GM and affiliates result from sales of products to and purchases of materials and services from units controlled by GM. Purchases from GM and affiliates, including computer systems services provided by Electronic Data Systems Corporation, a wholly-owned subsidiary of GM, and common administrative expenses allocated by GM, amounted to approximately $257.1 million, $285.9 million, and $447.0 million in 1994, 1993, and 1992, respectively.

 INCENTIVE PLANS

  Certain eligible employees of Hughes participate in various incentive plans of GM and its subsidiaries.

 OTHER

  Delco Electronics employees participate in GM's pension and other postretirement benefit programs.

NOTE 3: INCENTIVE PLAN

  Under the Hughes Incentive Plan (the Plan) as approved by the GM Board of Directors in 1987 and 1992, shares, rights, or options to acquire up to 20 million shares of GM Class H common stock may be granted through May 31, 1997 (extended an additional two years in 1995).

  The GM Executive Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options were granted. These nonqualified options generally expire 10 years from the dates of grant and are subject to earlier termination under certain conditions.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  Changes in the status of outstanding options were as follows:

                                                                       SHARES
      GM CLASS H COMMON STOCK                         OPTION PRICES UNDER OPTION
      -----------------------                         ------------- ------------
      Outstanding at January 1, 1992................. $17.07-$30.25   5,061,209
      Granted........................................  23.63- 25.38   1,927,860
      Exercised......................................  17.07- 24.35    (136,764)
      Terminated.....................................  17.07- 30.25    (335,550)
                                                                     ----------
      Outstanding at December 31, 1992...............  17.07- 30.25   6,516,755
      Granted........................................  28.00- 28.56   2,027,260
      Exercised......................................  17.07- 30.25  (1,960,162)
      Terminated.....................................  17.07- 30.25    (217,845)
                                                                     ----------
      Outstanding at December 31, 1993...............  17.07- 30.25   6,366,008
      Granted........................................     36.75       1,612,640
      Exercised......................................  17.07- 30.25    (712,107)
      Terminated.....................................  17.07- 36.75    (202,220)
                                                                     ----------
      Outstanding at December 31, 1994............... $17.07-$36.75   7,064,321
                                                                     ==========

  Options for 4,739,664 shares of GM Class H common stock were exercisable at December 31, 1994, and the maximum number of shares for which additional options and other rights may be granted under the Plan was 5,472,562 shares.

NOTE 4: PENSION PROGRAMS

  Hughes' total pension expense (credit) amounted to $54.9 million in 1994, ($8.1) million in 1993, and ($54.0) million in 1992.

  Substantially all the employees of Delco Electronics participate in the defined benefit pension plans of General Motors. Plans covering represented employees generally provide benefits of negotiated stated amounts for each year of service as well as significant supplemental benefits for employees who retire with 30 years of service before normal retirement age. The benefits provided by the plans covering salaried employees are generally based on years of service and the employee's salary history. Certain nonqualified pension plans covering executives are based on targeted wage replacement percentages and are unfunded. The accumulated plan benefit obligation and plan net assets for the employees of Delco Electronics are not determinable separately; however, GM charged Delco Electronics $93.3 million, $69.8 million, and $30.6 million for benefits provided to these employees in 1994, 1993, and 1992, respectively.

  Hughes also maintains contributory and non-contributory defined benefit retirement plans covering substantially all of its non-automotive employees. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Hughes also has an unfunded, nonqualified pension plan covering certain executives. The net pension credit of Hughes included the components shown below.

                                                      1994     1993     1992
                                                     -------  -------  -------
                                                      (DOLLARS IN MILLIONS)
      Benefits earned during the year............... $ 146.7  $ 121.1  $  99.9
      Interest accrued on benefits earned in prior
       years........................................   377.0    369.1    357.9
      Actual return on assets.......................  (104.7)  (953.7)  (647.5)
      Net amortization and deferral.................  (457.4)   385.6    105.1
                                                     -------  -------  -------
        Net retirement plan credit.................. $ (38.4) $ (77.9) $ (84.6)
                                                     =======  =======  =======

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  Costs are actuarially determined using the projected unit credit method and are funded in accordance with U.S. Government cost accounting standards to the extent such costs are tax-deductible. SFAS No. 87, Employers' Accounting for Pensions, requires the recognition of an additional liability to increase the amounts recorded up to the unfunded accumulated benefit obligation. The adjustment required to recognize the minimum liability required by SFAS No. 87 is recorded as an intangible asset to the extent of unrecognized prior service cost and the remainder, net of applicable deferred income taxes, is recorded as a reduction of Stockholder's Equity. At December 31, 1994 and 1993, the additional minimum liability recorded was $152.4 million and $208.1 million, respectively, of which $76.1 million and $120.4 million, respectively, was recorded as a reduction of Stockholder's Equity.

  Plan assets are invested primarily in listed common stock, cash and short-term investment funds, U.S. Government securities, and other investments.

  The weighted average discount rates used in determining the actuarial present values of the projected benefit obligation shown in the table below were 8.75% and 7.5% at December 31, 1994 and 1993, respectively. The rate of increase in future compensation levels was 5.0% in 1994 and 1993. The expected long-term rate of return on assets used in determining pension cost was 9.75% for 1994 and 10.5% for 1993.

  The following table sets forth the funded status of the Hughes plans and the amounts included in the Consolidated Balance Sheet at December 31, 1994 and 1993.

                                               1994                1993
                                         ------------------  ------------------
                                          ASSETS    ACCUM.    ASSETS    ACCUM.
                                          EXCEED   BENEFITS   EXCEED   BENEFITS
                                          ACCUM.    EXCEED    ACCUM.    EXCEED
                                         BENEFITS   ASSETS   BENEFITS   ASSETS
                                         --------  --------  --------  --------
                                                (DOLLARS IN MILLIONS)
Actuarial present value of benefits
 based on service to date and present
 pay levels
  Vested...............................  $3,572.5  $ 195.9   $3,936.3  $ 246.4
  Non-vested...........................     337.9      0.9      313.6      3.9
                                         --------  -------   --------  -------
Accumulated benefit obligation.........   3,910.4    196.8    4,249.9    250.3
Additional amounts related to projected
 pay increases.........................     438.1     22.4      431.5      8.5
                                         --------  -------   --------  -------
Total projected benefit obligation
 based on service to date..............   4,348.5    219.2    4,681.4    258.8
Plan assets at fair value..............   5,717.4      --     6,001.4      --
                                         --------  -------   --------  -------
Plan assets in excess of (less than)
 projected benefit obligation..........   1,368.9   (219.2)   1,320.0   (258.8)
Unamortized net amount resulting from
 changes in plan experience and
 actuarial assumptions.................    (152.4)   150.2     (135.8)   209.2
Unamortized net asset at date of
 adoption..............................    (217.3)     --      (280.0)     --
Unamortized net amount resulting from
 changes in plan provisions............     (14.2)    24.6        4.5      7.4
Adjustment for unfunded pension
 liabilities...........................       --    (152.4)       --    (208.1)
                                         --------  -------   --------  -------
Net prepaid pension cost (accrued
 liability)............................  $  985.0  $(196.8)  $  908.7  $(250.3)
                                         ========  =======   ========  =======

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 5: OTHER POSTRETIREMENT BENEFITS

  Effective January 1, 1992, Hughes adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement requires that the cost of such benefits be recognized in the financial statements during the period employees provide service to Hughes. Hughes' previous practice was to recognize the cost of such postretirement benefits when incurred (pay-as-you-go). The cumulative effect of this accounting change as of January 1, 1992 was $1,366.6 million, or $832.1 million after-tax ($2.08 per share of GM Class H common stock). The incremental ongoing effect increased costs and expenses by $96.8 million, $91.0 million, and $78.7 million in 1994, 1993, and 1992, respectively.

  Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

  Substantially all of the employees of Delco Electronics participate in various postretirement medical, dental, vision, and life insurance plans of General Motors. Hughes maintains a program for eligible non-automotive retirees to participate in health care and life insurance benefits generally until they reach age 65. Qualified employees who elected to participate in the Hughes contributory defined benefit pension plans may become eligible for these benefits if they retire between the ages of 55 and 65.

  The total non-pension postretirement benefit cost of Hughes and its subsidiaries, excluding the cumulative effect of adopting SFAS No. 106 in 1992, included the components set forth as follows:

                                                              1994   1993   1992
                                                             ------ ------ ------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
      Benefits earned during the year....................... $ 50.1 $ 49.2 $ 42.9
      Interest accrued on benefits earned in prior years....  130.3  127.2  116.8
      Net amortization......................................    7.6    --     --
                                                             ------ ------ ------
        Total non-pension postretirement benefit cost....... $188.0 $176.4 $159.7
                                                             ====== ====== ======

  The following table displays the components of Hughes' obligation recognized for postretirement benefit plans included in the Consolidated Balance Sheet at December 31, 1994 and 1993:

                                                                1994     1993
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
      Accumulated postretirement benefit obligation
       attributable to
        Current retirees....................................  $  816.6 $  906.8
        Fully eligible active plan participants.............     191.9    193.1
        Other active plan participants......................     576.6    844.9
                                                              -------- --------
      Accumulated postretirement benefit obligation.........   1,585.1  1,944.8
      Unrecognized net amount resulting from changes in plan
       experience and actuarial assumptions.................      44.7   (392.7)
                                                              -------- --------
      Net postretirement benefit obligation.................   1,629.8  1,552.1
      Less current portion..................................      88.4    105.8
                                                              -------- --------
      Net long-term postretirement benefit obligation.......  $1,541.4 $1,446.3
                                                              ======== ========

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  The assumed weighted average discount rates used in determining the actuarial present value of the accumulated postretirement benefit obligation were 8.57% and 6.99% at December 31, 1994 and 1993, respectively. The assumed weighted average rate of increase in future compensation levels related to pay-related life insurance benefits was 4.6% at December 31, 1994 and 5.3% at December 31, 1993.

  The assumed weighted average health care cost trend rate was 7.39% in 1994, increasing to 9.70% in 1995, and decreasing linearly each successive year until it reaches 5.68% in 2006, after which it remains constant. A one percentage point increase in each year of this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by approximately $165 million, and increase the service and interest cost components of the 1994 postretirement benefit expense by approximately $21 million.

NOTE 6: INCOME TAXES

  The income tax provision (credit) consists of the following:

                                                         1994    1993   1992
                                                        ------  ------ ------
                                                            (DOLLARS IN
                                                             MILLIONS)
      Taxes currently payable
        U.S. Federal................................... $532.2  $222.0 $319.7
        Foreign........................................   10.3    10.7    4.2
        U.S. State and local...........................  100.5    94.3   39.8
                                                        ------  ------ ------
          Total........................................  643.0   327.0  363.7
                                                        ------  ------ ------
      Deferred tax (assets) liabilities--net
        U.S. Federal...................................  (62.2)  229.7 (368.0)
        Foreign........................................    1.3     --     0.1
        U.S. State and local...........................   (9.3)   15.9  (73.0)
                                                        ------  ------ ------
          Total........................................  (70.2)  245.6 (440.9)
                                                        ------  ------ ------
      Total income tax provision (credit).............. $572.8* $572.6 $(77.2)*
                                                        ======  ====== ======

--------
  *Excluding effect of accounting changes.

  The deferred income tax benefit in 1994 includes a $63.0 million credit that resulted from an adjustment to the beginning of the year valuation allowance because of a change in circumstances with respect to Hughes' ability to realize the benefit from a capital loss carryforward.

  Income (Loss) before income taxes includes the following components:

                                                        1994     1993    1992
                                                      -------- -------- -------
                                                        (DOLLARS IN MILLIONS)
      U.S. income (loss)............................. $1,448.1 $1,286.7 $(225.1)
      Foreign income (loss)..........................     80.5     83.7   (25.4)
                                                      -------- -------- -------
        Total........................................ $1,528.6 $1,370.4 $(250.5)
                                                      ======== ======== =======

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  The consolidated income tax provision (credit) was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table.

                                                        1994    1993    1992
                                                       ------  ------  ------
                                                           (DOLLARS IN
                                                            MILLIONS)
      Expected tax (credit) at U.S. statutory income
       tax rate....................................... $535.0  $479.5  $(85.2)
      U.S. State and local income taxes...............   59.3    70.1   (19.8)
      Purchase accounting adjustments.................   43.3    43.3    42.1
      Foreign tax rate differential...................  (17.7)   (6.9)  (13.1)
      Change in valuation allowance...................  (63.0)    --      --
      Deferred tax impact of U.S. Federal income tax
       rate change....................................    --    (10.0)    --
      Other...........................................   15.9    (3.4)   (1.2)
                                                       ------  ------  ------
        Consolidated income tax provision (credit).... $572.8* $572.6  $(77.2)*
                                                       ======  ======  ======

--------
  *Excluding effect of accounting changes.

  Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

                                            1994                  1993
                                    --------------------- ---------------------
                                    DEFERRED   DEFERRED   DEFERRED   DEFERRED
                                      TAX         TAX       TAX         TAX
                                     ASSETS   LIABILITIES  ASSETS   LIABILITIES
                                    --------  ----------- --------  -----------
                                              (DOLLARS IN MILLIONS)
   Postretirement benefits other
    than pensions.................  $  695.3   $    --    $  663.7   $    --
   Profits on long-term contracts.     259.3      417.3      229.3      437.0
   Leveraged leases...............      86.7        --        99.9        --
   Employee benefit programs......     121.4      372.9      104.0      353.0
   Depreciation...................       --       399.4        --       403.0
   Special provision for
    restructuring.................     151.8        --       255.0        --
   Other..........................     408.0      215.6      445.5      287.6
                                    --------   --------   --------   --------
   Subtotal.......................   1,722.5    1,405.2    1,797.4    1,480.6
   Valuation allowance............     (16.1)       --       (76.4)       --
                                    --------   --------   --------   --------
   Total deferred taxes...........  $1,706.4   $1,405.2   $1,721.0   $1,480.6
                                    ========   ========   ========   ========

  Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that has not been deemed permanently reinvested. At December 31, 1994 and 1993, undistributed earnings of foreign subsidiaries amounted to approximately $311.4 million and $446.3 million, respectively. Repatriation of all accumulated foreign earnings would have resulted in tax liabilities of $90.3 million and $113.8 million, respectively, for which Hughes has provided deferred tax liabilities of $66.2 million and $75.0 million, respectively.

  At December 31, 1994, Hughes had $36.5 million of foreign operating loss carryforwards which expire in varying amounts between 1995 and 1999. A valuation allowance has been provided for all of the foreign operating loss carryforwards.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 7:EARNINGS (LOSS) ATTRIBUTABLE TO GENERAL MOTORS CLASS H COMMON STOCK ON A PER SHARE BASIS AND AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)

  Earnings (Loss) attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

  Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income (Loss) of Hughes earned since the acquisition of HAC by GM. The Available Separate Consolidated Net Income (Loss) of Hughes is determined quarterly and is equal to the separate consolidated net income (loss) of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of HAC (Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss)), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the fourth quarters of 1994, 1993, and 1992.

  The denominator used in determining the Available Separate Consolidated Net Income (Loss) of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes, and to increase as such shares are used, at Hughes' expense, for Hughes employee benefit plans or acquisitions.

  Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year. Notwithstanding the current dividend policy, the dividends paid on the GM Class H Common Stock during 1994, 1993, and 1992 exceeded 35% of the Available Separate Consolidated Net Income (Loss) of Hughes for the preceding year (excluding the effect of the $749.4 million after-tax special provision for restructuring in 1992).

  Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus plus net income retained for use in the business (less accumulated deficit), as reported in its financial statements.

NOTE 8: PROPERTY--NET

                                                                1994     1993
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
Land and improvements........................................ $  196.5 $  208.4
Buildings and unamortized leasehold improvements.............  1,291.2  1,277.9
Machinery and equipment......................................  2,623.8  2,902.5
Furniture, fixtures, and office machines.....................     81.9    102.3
Construction in progress.....................................    448.9    310.6
                                                              -------- --------
Total........................................................  4,642.3  4,801.7
Less accumulated depreciation................................  2,047.5  2,200.7
                                                              -------- --------
Net real estate, plants, and equipment.......................  2,594.8  2,601.0
Special tools--less amortization.............................     17.0     33.4
                                                              -------- --------
Property--net................................................ $2,611.8 $2,634.4
                                                              ======== ========

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 9: NOTES AND LOANS PAYABLE AND LONG-TERM DEBT AND CAPITALIZED LEASES

                                                                   1994   1993
                                                                  ------ ------
                                                                   (DOLLARS IN
                                                                    MILLIONS)
Loans payable to banks........................................... $ 17.6 $  8.6
Current portion of long-term debt................................   55.4    5.7
Other............................................................   52.7   63.5
                                                                  ------ ------
Total notes and loans payable.................................... $125.7 $ 77.8
                                                                  ====== ======
Foreign bank debt................................................ $ 59.8 $ 72.2
Term loans
  GM.............................................................  143.8  143.8
  Other..........................................................  200.0  200.0
Other debt.......................................................    3.9    4.8
                                                                  ------ ------
Total............................................................  407.5  420.8
Less current portion.............................................   55.4    5.7
                                                                  ------ ------
Long-term debt...................................................  352.1  415.1
Capitalized leases...............................................    1.4    1.7
                                                                  ------ ------
Total long-term debt and capitalized leases...................... $353.5 $416.8
                                                                  ====== ======

  At December 31, 1994, Hughes had unused credit available of $450.0 million and $650.0 million under short-term lines of credit and an unsecured revolving credit loan agreement, respectively.

  The unsecured revolving credit loan agreement provides for a commitment of $250.0 million through January 1995, subject to a facility fee of 0.09% per annum, and a commitment of $400.0 million through January 1998, subject to a facility fee of 0.125% per annum. Borrowings under the agreement bear interest at a rate which approximates the London Interbank Offered Rate plus 0.25%. No amounts were outstanding under the agreement at December 31, 1994.

  At December 31, 1994, foreign bank debt includes $59.8 million denominated in British pounds sterling, bearing interest at rates ranging from 3.5% to 10.3%, with maturity dates from 1995 to 2005.

  The GM term loans bear interest at rates ranging from 5.7% to 6.1% with maturity dates in 1996 and 1997. The other term loans consist of notes payable to an insurance company bearing interest at rates ranging from 7.1% to 8.0%, with maturity dates in 1995 and 1997.

  Annual maturities of long-term debt and capitalized leases are $55.9 million in 1995, $92.0 million in 1996, $213.7 million in 1997, $4.2 million in 1998,
$4.5 million in 1999 and $38.6 million thereafter.

  Property with a net book value of $38.3 million at December 31, 1994 is pledged as collateral under such debt.

NOTE 10: ACCRUED LIABILITIES

                                                                1994     1993
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
Payrolls and other compensation.............................. $  540.2 $  504.4
Provision for losses on contracts............................    277.0    204.2
Accrual for restructuring....................................    143.3    222.8
Other........................................................    925.0    942.6
                                                              -------- --------
  Total...................................................... $1,885.5 $1,874.0
                                                              ======== ========

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 11: STOCKHOLDER'S EQUITY

  The authorized capital stock of Hughes consists of 1,000 shares of $0.10 par value common stock. At December 31, 1994 and 1993, 1,000 shares having an aggregate par value of $100 were issued and outstanding. All of the outstanding capital stock of Hughes is held by General Motors.

                                                   1994      1993      1992
                                                 --------  --------  ---------
                                                    (DOLLARS IN MILLIONS)
Capital stock and additional paid-in capital
  Balance at beginning of the year.............. $6,323.1  $6,314.7  $ 6,365.9
  Tax benefit from exercise of GM Class H common
   stock options................................      3.4       8.4        --
  GM Class H common stock price guarantee in
   connection with the acquisition of General
   Dynamics' missile business...................      --        --       (51.2)
                                                 --------  --------  ---------
    Balance at end of the year.................. $6,326.5  $6,323.1  $ 6,314.7
                                                 ========  ========  =========
Net income retained for use in the business
  Balance at beginning of the year.............. $1,138.2  $  628.4  $ 1,961.8
  Net income (loss).............................    925.4     797.8   (1,045.4)
  Cash dividends paid to General Motors.........   (320.0)   (288.0)    (288.0)
                                                 --------  --------  ---------
    Balance at end of the year.................. $1,743.6  $1,138.2  $   628.4
                                                 ========  ========  =========
Minimum pension liability adjustment
  Balance at beginning of the year.............. $ (120.4) $ (104.3) $  (101.8)
  Change during the year........................     44.3     (16.1)      (2.5)
                                                 --------  --------  ---------
    Balance at end of the year.................. $  (76.1) $ (120.4) $  (104.3)
                                                 ========  ========  =========
Accumulated foreign currency translation
 adjustments
  Balance at beginning of the year.............. $  (12.8) $  (23.8) $    (7.7)
  Change during the year........................     (5.4)     11.0      (16.1)
                                                 --------  --------  ---------
    Balance at end of the year.................. $  (18.2) $  (12.8) $   (23.8)
                                                 ========  ========  =========

  As sole stockholder of Hughes, GM is able to cause Hughes to pay cash dividends and make advances to or otherwise enter into transactions with GM as GM deems desirable and appropriate. GM reserves the right to cause Hughes to pay cash dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by GM on its Class H common stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by GM to holders of its Class H common stock and the cash dividends or other amounts that may be paid by Hughes to GM.

NOTE 12: SPECIAL PROVISION FOR RESTRUCTURING

  The 1992 operating results include a special restructuring charge of $1,237.0 million ($749.4 million after-tax, or $1.87 per share of GM Class H common stock) for Hughes' non-automotive operations, primarily attributable to redundant facilities and related employment costs. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a re-evaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $228.3 million, $527.6 million, and $250.9 million were charged against the reserve during 1994, 1993, and 1992, respectively. In addition, in 1994 and 1993, the restructuring reserve was increased by $35.0 million and $78.0 million, respectively, primarily due to changes in the estimated

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES loss on disposition of two subsidiaries. The remaining liability of $343.2 million relates primarily to reserves for excess leased facilities and other site consolidation costs. Approximately $288.2 million of this total will require future cash outflows. It is expected that these costs will be expended predominantly over the next three years.

NOTE 13: ACQUISITIONS

  In December 1994, Hughes announced that it had reached an agreement with CAE Inc. of Toronto, Canada to acquire substantially all of the assets of its U.S. subsidiary, CAE-Link Corporation, for $155 million in cash. CAE-Link is an established supplier of simulation, training, and technical services, primarily to the U.S. military and NASA. The transaction is expected to close during the first quarter of 1995.

  In August 1992, Hughes acquired the missile business of GD in exchange for 21,508,563 shares of GM Class H common stock and cash with an aggregate value of $450.0 million. Hughes had purchased the GM Class H shares from GM in August 1992 principally in exchange for a series of notes. The acquisition was accounted for as a purchase, and accordingly, the operating results have been consolidated since the acquisition date. The pro forma effect on 1992 operating results was not material.

  Hughes has acquired several other enterprises with operations that complement existing technological capabilities at aggregate purchase prices, paid in cash, of $10.4 million and $9.7 million in 1993 and 1992, respectively. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were consolidated with those of Hughes from their respective acquisition dates.

  The purchase prices of these acquisitions were allocated to the net assets acquired, including intangible assets, based upon their estimated fair values at the dates of acquisition.

NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  Hughes is a party to financial instruments with off-balance sheet risk in the normal course of business to reduce its exposure to fluctuations in interest and foreign exchange rates. The primary classes of derivatives used by Hughes are foreign exchange-forward contracts and interest rate swap agreements. These instruments involve, to varying degrees, elements of credit risk in the event a counterparty should default and market risk as the instruments are subject to rate and price fluctuations. Credit risk is managed through the periodic monitoring and approval of financially sound counterparties. Market risk is mitigated because the derivatives are used to hedge underlying transactions. Cash receipts or payments on these contracts normally occur at maturity, or for interest swap agreements, at periodic contractually defined intervals. Hughes holds derivatives only for purposes other than trading.

 FOREIGN EXCHANGE-FORWARD CONTRACTS

  Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. Hughes uses these agreements to hedge risk of changes in foreign currency exchange rates associated with certain firm commitments denominated in foreign currency.

  The total notional amount of foreign exchange-forward contracts Hughes held at December 31, 1994 and 1993, was approximately $144 million and $111 million, respectively. Hughes' open contracts extend for periods averaging nine months.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

 INTEREST RATE SWAP AGREEMENTS

  Interest rate swap agreements are contractual agreements between Hughes and another party to exchange fixed and floating interest rate payments periodically over the life of the agreements without the exchange of underlying principal amounts. These instruments are used by Hughes with the objective of minimizing interest expense while maintaining the desired level of exposure to the risk of interest rate fluctuations. There were no outstanding interest rate swap agreements at December 31, 1994. At December 31, 1993, the total notional amount of outstanding contracts was approximately $200 million. Interest rate swap agreements used to hedge an underlying debt obligation are not marked to market, but are recognized as an adjustment to interest expense over the life of the underlying debt agreement. Gains and losses on terminated swap contracts are deferred and recognized as a yield adjustment on the underlying debt; such unamortized gains totaled approximately $10.8 million and $14.9 million at December 31, 1994 and 1993, respectively.

NOTE 15: FAIR VALUE OF FINANCIAL INSTRUMENTS

  In accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, and SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, the following fair value estimates and information about valuation methodologies are presented. For all financial instruments not described below, fair value approximates book value.

  For notes and loans payable and long-term debt, the estimated fair value (which approximates book value) was $479.9 million and $506.5 million at December 31, 1994 and 1993, respectively. Such fair value is based on the quoted market prices for similar issues or on the current rates offered to Hughes for debt of similar remaining maturities. The carrying value of debt with an original term of less than 90 days is assumed to approximate fair value.

  The fair values of derivative financial instruments reflect the estimated amounts Hughes would receive or pay to terminate the contracts at the reporting date, which takes into account the current unrealized gains or losses on open contracts. The fair value of foreign exchange-forward contracts is estimated based on foreign exchange rate quotes at the reporting date. At December 31, 1994 and 1993, the estimated fair value of open contracts in a loss position was ($0.1) million and ($0.3) million, respectively, which was approximately equal to book value.

  The fair value of interest rate swap agreements is estimated using pricing models based upon current interest rates. There were no open interest rate swap agreements at December 31, 1994. At December 31, 1993, the fair value of open contracts in a gain position was $12.6 million.

NOTE 16: SEGMENT REPORTING

  Hughes operates principally within the field of modern high-technology electronics for use in Automotive Electronics, Telecommunications and Space, Defense Electronics, and Commercial Technologies business segments. Radios, controls for engines and transmissions, monitors and sensors for airbags, controllers for anti-lock brakes, climate control, dashboard instrumentation, and other automotive electronic products are included in the Automotive Electronics segment. The Telecommunications and Space segment includes satellite construction, ownership and operation, communication services, ground equipment, and direct-to-home satellite television entertainment services. The Defense Electronics segment includes missile systems, command and control systems, electro-optical systems, airborne radar systems, military training and simulation systems, and guidance and control systems. The Commercial Technologies segment includes commercial electronics products and services such as commercial training, air traffic control, aircraft passenger communications and

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES entertainment, inertial navigation, information systems, space sensors for environmental and scientific applications, and entertainment and leisure products. Intercompany transfers between segments are not material. Information concerning operations by segment is shown below.

                                       TELECOM-
                          AUTOMOTIVE  MUNICATIONS   DEFENSE    COMMERCIAL
                          ELECTRONICS  AND SPACE  ELECTRONICS TECHNOLOGIES CORPORATE   TOTAL
                          ----------- ----------- ----------- ------------ --------- ---------
                                                 (DOLLARS IN MILLIONS)
Revenues
  1994..................   $5,267.5    $2,528.7    $5,590.7     $  712.5       --    $14,099.4
  1993..................    4,491.6     2,178.0     6,112.1        735.8       --     13,517.5
  1992..................    3,985.8     1,927.9     5,547.0        836.4       --     12,297.1
Operating Profit (Loss)
 (1)(2)
  1994..................   $  793.6    $  266.6    $  583.6     $ (124.5)   $(12.7)  $ 1,506.6
  1993..................      626.1       195.9       538.0         (0.4)    (23.3)    1,336.3
  1992..................      462.4        33.4      (596.6)      (195.1)    (22.1)     (318.0)
Identifiable Assets at
 Year-End (3)
  1994..................   $3,466.4    $3,473.2    $6,808.8     $  970.6    $131.5   $14,850.5
  1993..................    2,840.5     2,797.1     7,385.4        957.7     136.4    14,117.1
  1992..................    2,471.8     2,843.6     7,281.7      1,505.0     107.1    14,209.2
Depreciation and
 Amortization (1)
  1994..................   $  143.4    $  144.4    $  260.9     $   45.3       --    $   594.0
  1993..................      153.2       118.8       298.1         57.2       --        627.3
  1992..................      124.1       128.8       307.3         50.7       --        610.9
Capital Expenditures (4)
  1994..................   $  171.9    $  395.0    $  152.5     $   26.9       --    $   746.3
  1993..................      149.2       264.9       132.9         33.0       --        580.0
  1992..................      266.1       174.4        99.4         18.6       --        558.5

--------
(1) 1994 includes $123.8 million ($10.7 million, $102.8 million, and $10.3 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) and 1993 and 1992 include $123.8 million ($10.8 million, $102.7 million, and $10.3 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) of purchase accounting adjustments associated with GM's purchase of HAC.
(2) 1992 includes $1,237.0 million ($195.3 million, $911.8 million, and $129.9 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) for the special provision for restructuring.
(3) Identifiable assets include the unamortized purchase accounting adjustments associated with the purchase of HAC as detailed below:

                           TELECOMMUNICATIONS   DEFENSE    COMMERCIAL
                               AND SPACE      ELECTRONICS TECHNOLOGIES  TOTAL
                           ------------------ ----------- ------------ --------
      1994................       $261.0        $2,494.5      $249.8    $3,005.3
      1993................        271.7         2,597.3       260.1     3,129.1
      1992................        282.5         2,700.0       270.4     3,252.9

(4) Telecommunications and Space includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million, and $101.6 million, in 1994, 1993, and 1992, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  A reconciliation of operating profit (loss) shown on the previous page to Income (Loss) before Income Taxes shown in the Statement of Consolidated Operations and Available Separate Consolidated Net Income (Loss) follows:

                                                     1994      1993     1992
                                                   --------  --------  -------
                                                     (DOLLARS IN MILLIONS)
Operating Profit (Loss)........................... $1,506.6  $1,336.3  $(318.0)
Other Income--net.................................     37.1      67.3    128.1
Interest Expense..................................    (15.1)    (33.2)   (60.6)
                                                   --------  --------  -------
  Income (Loss) before Income Taxes............... $1,528.6  $1,370.4  $(250.5)
                                                   ========  ========  =======

  Export sales from the U.S. were as follows:

                                                        1994     1993     1992
                                                      -------- -------- --------
                                                        (DOLLARS IN MILLIONS)
Africa............................................... $   25.8 $   28.2 $   39.5
Asia.................................................    758.2    593.4    424.5
Canada...............................................    876.3    820.7    642.9
Europe                                                   678.6    503.1    524.6
Mexico...............................................     96.9    122.9    199.0
Other Latin America..................................     90.3     68.3    108.7
Middle East..........................................    370.1    404.4    274.3
                                                      -------- -------- --------
  Total.............................................. $2,896.2 $2,541.0 $2,213.5
                                                      ======== ======== ========

--------
Certain amounts for 1993 have been reclassified to conform with 1994 classifications.

NOTE 17: COMMITMENTS AND CONTINGENT LIABILITIES

  In December 1994, Hughes entered into an agreement with Computer Sciences Corporation (CSC) whereby CSC will provide substantially all of the non-automotive data processing services required by Hughes. Baseline service payments to CSC are expected to aggregate approximately $1.5 billion over the term of the eight-year agreement. The contract is cancelable by Hughes with substantial early termination penalties.

  Minimum future commitments under operating leases having noncancelable lease terms in excess of one year, primarily for real property and satellite transponders, aggregating $2,142.4 million, are payable as follows: $233.5 million in 1995, $200.0 million in 1996, $169.5 million in 1997, $157.5 million in 1998, $158.8 million in 1999, and $1,223.1 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $306.2 million in 1994, $296.3 million in 1993, and $277.9 million in 1992.

  Hughes and its subsidiaries are subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against them. The aggregate ultimate liability of Hughes and its subsidiaries under these government regulations, and under these claims and actions, was not determinable at December 31, 1994. In the opinion of management of Hughes, such liability is not expected to have a material adverse effect on Hughes' consolidated operations or financial position.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GENERAL MOTORS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF GENERAL MOTORS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Prospectus Summary........................................................   3
General Motors and Hughes.................................................  15
Relationship Between General Motors and Hughes............................  15
Class H Common Stock......................................................  17
Financial Review of Hughes and its Business Segments......................  21
Overview of Hughes Business...............................................  30
Automotive Electronics....................................................  32
Aerospace and Defense Systems.............................................  38
Telecommunications and Space..............................................  47
Corporate and Other.......................................................  54
Business of Hughes--General...............................................  55
Management................................................................  58
Selling Stockholder.......................................................  58
Certain United States Federal Tax Considerations For Non-United States
 Holders..................................................................  59
Underwriting..............................................................  61
Legal Matters.............................................................  61
Experts...................................................................  62
Appendix A: Description of General Motors Capital Stock................... A-1
Appendix B: Hughes Financial Information.................................. B-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               15,000,000 SHARES

                           GENERAL MOTORS CORPORATION

                              CLASS H COMMON STOCK


                               ----------------

                                   PROSPECTUS

                               ----------------


                              GOLDMAN, SACHS & CO.

                              SALOMON BROTHERS INC

                                COWEN & COMPANY

                              MORGAN STANLEY & CO.
                                 INCORPORATED




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Following is a list of expenses in connection with this offering. HHMI will pay all of such expenses. The amounts set forth below, except for the Securities and Exchange Commission registration fee, are estimated:

      Securities and Exchange Commission registration fee............ $ 203,665
      Printing and engraving expenses................................   225,000
      Legal fees.....................................................   133,000
      Auditors' fees.................................................   185,000
      Blue Sky fees and expenses.....................................    20,000
      Miscellaneous..................................................    33,335
                                                                      ---------
          Total...................................................... $ 800,000
                                                                      =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under Section 145 of the Delaware General Corporation Law, General Motors is empowered to indemnify its directors and officers in the circumstances therein provided.

  General Motors' Certificate of Incorporation, as amended, provides that no directors shall be personally liable to General Motors or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to General Motors or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174, or any successor provision thereto, of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  Under Article V of its By-Laws, General Motors shall indemnify and advance expenses to every director and officer (and to such person's heirs, executors, administrators or other legal representatives) in the manner and to the full extent permitted by applicable law as it presently exists, or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("a proceeding"), in which such director or officer was or is made or is threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise. General Motors shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized by the Board of Directors of General Motors. General Motors shall pay the expenses of directors and officers incurred in defending any proceeding in advance of its final disposition ("advancement of expenses"); provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under Article V of the By-Laws or otherwise. If a claim for indemnification or advancement of expenses by an officer or director under Article V of the By-Laws is not paid in full within ninety days after a written claim therefor has been received by General Motors, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action General Motors shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law. The rights conferred on any person by Article V of the By-Laws shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of General Motors' Certificate of Incorporation or By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

  General Motors is insured against liabilities which it may incur by reason of
Article V of its By-Laws. In addition, directors and officers are insured, at GM's expense, against some liabilities which might arise out of their employment and not be subject to indemnification under Article V of the By-Laws.

  Pursuant to a resolution adopted by the Board of Directors on December 1, 1975, General Motors to the fullest extent permissible under law will indemnify, and has purchased insurance on behalf of, directors or officers of General Motors, or any of them, who incur or are threatened with personal liability, including expense, under the Employee Retirement Income Security Act of 1974, as amended, or any amendatory or comparable legislation or regulation thereunder.

ITEM 16. EXHIBITS.

  The following documents are exhibits to the Registration Statement.

      EXHIBIT
      NUMBER   DESCRIPTION OF DOCUMENT
      -------  -----------------------
      1(a)*    Proposed form of Underwriting Agreement.
      4(a)     Restated Certificate of Incorporation of General Motors Corpora-
               tion as amended to May 26, 1994, incorporated by reference to
               Exhibit 3(i) to the Current Report on Form 8-K of General Motors
               dated May 26, 1994, and Amendment to Article Fourth of the Cer-
               tificate of Incorporation--Division III--Preference Stock, by
               reason of the Certificates of Designations filed with the Secre-
               tary of State of the State of Delaware on September 14, 1987 and
               the Certificate of Decrease filed with the Secretary of State of the State of Delaware on September 29, 1987, incorporated by reference to Exhibit 19 to the Quarterly Report on Form 10-Q of
               General Motors for the quarter ended June 30, 1990 in the Form
               SE of General Motors dated August 6, 1990; as further amended by the Certificate of Designations filed with the Secretary of
               State of the State of Delaware on June 28, 1991, incorporated by reference to Exhibit 4(a) to Form S-8 Registration Statement of
               General Motors dated November 6, 1991 (Registration No. 33-
               43744) in the Form SE of General Motors dated November 1, 1991;
               as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on December 9,
               1991, incorporated by reference to Exhibit 4(a) to Form S-3 Reg-
               istration Statement of General Motors dated January 27, 1992
               (Registration No. 33-45216) in the Form SE of General Motors
               dated January 27, 1992; as further amended by the Certificate of
               Designations filed with the Secretary of State of the State of
               Delaware on February 14, 1992, incorporated by reference to Ex-
               hibit 3(a) to the Annual Report on Form 10-K of General Motors
               for the year ended December 31, 1991 in the Form SE of General
               Motors dated March 20, 1992; and as further amended by the Cer-
               tificate of Designations filed with the Secretary of State of the State of Delaware on July 15, 1992, incorporated by refer-
               ence to Exhibit 3(a)(2) to the Quarterly Report on Form 10-Q of
               General Motors for the quarter ended June 30, 1992 in the Form
               SE of General Motors dated August 10, 1992 and as further
               amended by the Certificate of Designations filed with the Secre-
               tary of State of the State of Delaware on December 15, 1992, in-
               corporated by reference to Exhibit 4(a) to Form S-3 Registration
               Statement of General Motors dated January 25, 1993 (Registration
               No. 33-49309) in the Form SE of General Motors dated January 25,
               1993.
      4(b)     By-Laws of General Motors Corporation as amended to December 5,
               1994, incorporated by reference to Exhibit 3(ii) to the Current
               Report on Form 8-K of General Motors dated December 5, 1994.

      EXHIBIT
      NUMBER   DESCRIPTION OF DOCUMENT
      -------  -----------------------
      5*       Opinion of Warren G. Andersen, Esq.
      8*       Opinion of Anton H. Zidansek, Esq.
     23(a)**   Consent of Deloitte & Touche LLP, independent auditors.
     23(b)**   Consent of KPMG Peat Marwick LLP, independent auditors.
     23(c)     Consent of Counsel (included in Exhibits 5 and 8 above).
     99*       Class H Stock Sale Agreement by and between HHMI and General Mo-
               tors dated February 15, 1995.

--------

*  Filed previously.

**Filed herewith.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    1. For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
  Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DETROIT, STATE OF MICHIGAN, ON MARCH 29, 1995.

                                          General Motors Corporation

                                                /s/ John F. Smith, Jr.
                                          By: _________________________________
                                                    John F. Smith, Jr.
                                            Chief Executive Officer, President
                                                       and Director

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED ON MARCH 29, 1995 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

             SIGNATURE                           TITLE
             ---------                           -----


       /s/ John G. Smale             Chairman of the Board of
____________________________________   Directors
           John G. Smale

     /s/ John F. Smith, Jr.          Chief Executive Officer,
____________________________________   President and Director
         John F. Smith, Jr.

      /s/ J. Michael Losh            Executive Vice President and )
____________________________________   Chief Financial Officer    )
          J. Michael Losh                                         )
                                                                  )
       /s/ Leon J. Krain             Vice President and Group     )    (Principal
____________________________________   Executive                  )    Financial
           Leon J. Krain                                          )    Officers)
                                                                  )
         /s/ Heidi Kunz              Vice President and Treasurer )
____________________________________                              )
             Heidi Kunz                                           )


      /s/ Wallace W. Creek           Comptroller                  )
____________________________________                              )
          Wallace W. Creek                                        )    (Principal
                                                                  )    Accounting
     /s/ James H. Humphrey           Chief Accounting Officer     )    Officers)
____________________________________                              )
         James H. Humphrey                                        )

             SIGNATURE               TITLE
             ---------               -----

     /s/ Anne L. Armstrong           Director
____________________________________
         Anne L. Armstrong

       /s/ John H. Bryan             Director
____________________________________
           John H. Bryan

     /s/ Thomas E. Everhart          Director
____________________________________
         Thomas E. Everhart

   /s/ Charles T. Fisher, III        Director
____________________________________
       Charles T. Fisher, III

  /s/ J. Willard Marriott, Jr.       Director
____________________________________
      J. Willard Marriott, Jr.

     /s/ Ann D. McLaughlin           Director
____________________________________
         Ann D. McLaughlin

      /s/ Paul H. O'Neill            Director
____________________________________
          Paul H. O'Neill

    /s/ Edmund T. Pratt, Jr.         Director
____________________________________
        Edmund T. Pratt, Jr.

     /s/ Louis W. Sullivan           Director
____________________________________
         Louis W. Sullivan

    /s/ Dennis Weatherstone          Director
____________________________________
        Dennis Weatherstone

      /s/ Thomas H. Wyman            Director
____________________________________
          Thomas H. Wyman

                                 EXHIBIT INDEX


                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                   DESCRIPTION OF DOCUMENT                      NUMBER
 -------                  -----------------------                    ----------
  1(a)*  Proposed form of Underwriting Agreement.
  4(a)   Restated Certificate of Incorporation of General Motors
         Corporation as amended to May 26, 1994, incorporated by
         reference to Exhibit 3(i) to the Current Report on Form
         8-K of General Motors dated May 26, 1994, and Amendment
         to Article Fourth of the Certificate of Incorporation--
         Division III--Preference Stock, by reason of the
         Certificate of Designations filed with the Secretary of
         State of the State of Delaware on September 14, 1987 and
         the Certificate of Decrease filed with the Secretary of
         State of the State of Delaware on September 29, 1987,
         incorporated by reference to Exhibit 19 to the Quarterly
         Report on Form 10-Q of General Motors for the quarter
         ended June 30, 1990 in the Form SE of General Motors
         dated August 6, 1990; as further amended by the
         Certificate of Designations filed with the Secretary of
         State of the State of Delaware on June 28, 1991,
         incorporated by reference to Exhibit 4(a) to Form S-8
         Registration Statement of General Motors dated November
         6, 1991 (Registration No. 33-43744) in the Form SE of
         General Motors dated November 1, 1991; as further amended
         by the Certificate of Designations filed with the
         Secretary of State of the State of Delaware on December
         9, 1991, incorporated by reference to Exhibit 4(a) to
         Form S-3 Registration Statement of General Motors dated
         January 27, 1992 (Registration No. 33-45216) in the Form
         SE of General Motors dated January 27, 1992; as further
         amended by the Certificate of Designations filed with the
         Secretary of State of the State of Delaware on February
         14, 1992, incorporated by reference to Exhibit 3(a) to
         the Annual Report on Form 10-K of General Motors for the
         year ended December 31, 1991 in the Form SE of General
         Motors dated March 20, 1992; and as further amended by
         the Certificate of Designations filed with the Secretary
         of State of the State of Delaware on July 15, 1992,
         incorporated by reference to Exhibit 3(a)(2) to the
         Quarterly Report on Form 10-Q of General Motors for the
         quarter ended June 30, 1992 in the Form SE of General
         Motors dated August 10, 1992 and as further amended by
         the Certificate of Designations filed with the Secretary
         of State of the State of Delaware on December 15, 1992,
         incorporated by reference to Exhibit 4(a) to Form S-3
         Registration Statement of General Motors dated January
         25, 1993 (Registration No. 33-49309) in the Form SE of
         General Motors dated January 25, 1993.
  4(b)   By-Laws of General Motors Corporation as amended to
         December 5, 1994, incorporated by reference to Exhibit
         3(ii) to the Current Report on Form 8-K of General Motors
         dated December 5, 1994.
  5*     Opinion of Warren G. Andersen, Esq.
  8*     Opinion of Anton H. Zidansek, Esq.
 23(a)** Consent of Deloitte & Touche LLP, independent auditors.
 23(b)** Consent of KPMG Peat Marwick LLP, independent auditors.
 23(c)   Consent of Counsel (included in Exhibits 5 and 8 above).
 99*     Class H Stock Sale Agreement by and between HHMI and
         General Motors dated February 15, 1995.

--------

*  Filed previously.

**Filed herewith.